Exhibit 99.1 Complete Financial Statements in IFRS %FDFNCFS 3 , 201 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú Exhibit 99.1 Complete Financial Statements in IFRS %FDFNCFS 3 , 201 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations @Itaú @Itaú /Itaú /bancoitau facebook.com/Itaú

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Management Report 2019 Dear reader, Our business environment in 2019 was influenced by the continuing cycle of reductions in the SELIC rate, supported by low inflation levels in Brazil and by the structural economic reforms, such as the social security reform. Against this backdrop, several indicators point to a resumption of economic activity, such as the growth in the volume of credit extended and a gradual reduction in the unemployment rate. The banking sector is experiencing a healthy movement that encourages competition and a reduction in interest rates charged to clients. Several changes in the regulations have opened the doors to new competitors while improving the quality of the information on creditworthiness, such as the positive financial track record system, The significant reduction in the SELIC rate has triggered a structural change in how our clients finance themselves and how they invest their wealth. With a higher demand for credit, we have seen our portfolio grow, especially in loans to individuals and very small, small and middle market companies. We have reduced our interest rates across a range of different types of credit, in addition to exempting or reducing the cost of services such as acquiring activities, investments and overdrafts fees. The macroeconomic scenario and the competitive environment within the financial sector support the strategy disclosed n 2017, with client centricity as one of the fronts. This front has become increasingly relevant, because the advances in the digital world have had an impact on consumption habits, making people more demanding and selective when contracting products and services. We are part of this change, and we have continually transformed ourselves to delight our clients. In 2019, we pushed ahead with our business models and consolidated client centricity as the driving force of our strategy. Our challenge is a daring one – we want to be one of the world’s best companies in client satisfaction, what we call “changing leagues”. Client centricity involves a two-fold approach: in-house Cultural Transformation and Transformation of the Experience we offer to our clients. People Cultural Transformation: it is essential for the entire organization to embark on this objective. To that end, we have a clear idea of what we expect from each one of our 95,000 employees, by adopting 7 principles of client centricity that determine how we perform. These are: 1. We know and understand our clients. WE WANT TO 2. We prioritize the client when decisions are made. change leagues 3. The client’s problem is my problem. and the 7 PRINCIPLES 4. Captivating clients is everyone’s responsibility. 5. We innovate; we try things out with the client, learning quickly from our mistakes OF customer and from what we do right. centricity 6. Our communication with the client is clear, simple and transparent. will lead us there 7. We recognize and we reward for client satisfaction. Management Report 2019 Dear reader, Our business environment in 2019 was influenced by the continuing cycle of reductions in the SELIC rate, supported by low inflation levels in Brazil and by the structural economic reforms, such as the social security reform. Against this backdrop, several indicators point to a resumption of economic activity, such as the growth in the volume of credit extended and a gradual reduction in the unemployment rate. The banking sector is experiencing a healthy movement that encourages competition and a reduction in interest rates charged to clients. Several changes in the regulations have opened the doors to new competitors while improving the quality of the information on creditworthiness, such as the positive financial track record system, The significant reduction in the SELIC rate has triggered a structural change in how our clients finance themselves and how they invest their wealth. With a higher demand for credit, we have seen our portfolio grow, especially in loans to individuals and very small, small and middle market companies. We have reduced our interest rates across a range of different types of credit, in addition to exempting or reducing the cost of services such as acquiring activities, investments and overdrafts fees. The macroeconomic scenario and the competitive environment within the financial sector support the strategy disclosed n 2017, with client centricity as one of the fronts. This front has become increasingly relevant, because the advances in the digital world have had an impact on consumption habits, making people more demanding and selective when contracting products and services. We are part of this change, and we have continually transformed ourselves to delight our clients. In 2019, we pushed ahead with our business models and consolidated client centricity as the driving force of our strategy. Our challenge is a daring one – we want to be one of the world’s best companies in client satisfaction, what we call “changing leagues”. Client centricity involves a two-fold approach: in-house Cultural Transformation and Transformation of the Experience we offer to our clients. People Cultural Transformation: it is essential for the entire organization to embark on this objective. To that end, we have a clear idea of what we expect from each one of our 95,000 employees, by adopting 7 principles of client centricity that determine how we perform. These are: 1. We know and understand our clients. WE WANT TO 2. We prioritize the client when decisions are made. change leagues 3. The client’s problem is my problem. and the 7 PRINCIPLES 4. Captivating clients is everyone’s responsibility. 5. We innovate; we try things out with the client, learning quickly from our mistakes OF customer and from what we do right. centricity 6. Our communication with the client is clear, simple and transparent. will lead us there 7. We recognize and we reward for client satisfaction.

Additionally, we have structured the **Executive Client Forum**, consisting of regular meetings of our executive board in which the focus is on integrating client centricity into all our executive areas.

Aims of the Executive Client Forum

1 To analyze client satisfaction

2 To monitor the progress on client centricity initiatives



3 To analyze what we do and how we can improve.

4 To take decisions involving client centricity and our strategic fronts.

Putting ourselves in our client's shoes has to be part of our day-to-day. We have defined a series of behaviors that need to become second nature if we are to feel what the client is feeling and to learn from what upsets them.

Based on the 7 Principles, we have created work routines in order to understand our clients' needs and to create mechanisms in order to enhance their experience.

One of the programs developed based on our rituals is the **"Posso te Ajudar?"** (May I help you?), in which officers from the administrative areas work in and experience – during business hours – the routine of our front-line employees. This affords the administration a more concrete view of our clients' experience, making it possible to identify opportunities for improving the service and renewing the way in which we create products and services.


MAY I
HELP YOU?

Setting an example from the top down: members of our executive board (including our president and CEO) organized lines, handed out vouchers and personally attended to clients in the branches.

We started listening more to our clients and their needs to improve the experience of using our products and services. To that end, we have created **Itaú Escuta** (Itaú Listens), within the Retail Bank, and **Callback**, within the Wholesale Bank.

Retail Bank (Itaú Escuta): 650,000 telephone calls involving 7,500 employees

Wholesale Bank (Callback): more than 7,500 telephone calls by 924 employees

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Our clients are constantly in our minds; but, to reflect on how we are moving together towards the future and spread the idea that the client has to be present in our every attitude, we held the so-called “Semana do Cliente” (Client Week). The event involved talks and actions to inspire and transform the client’s experience in the bank. The topics covered included listening to and understanding what our clients are looking for; the use of data to enhance the client’s experience and deliver value; the importance of mapping the entire customer service experience; and how to delight our clients. We are on a journey of transformation, and there is still a long way to go in our change of leagues. That is why we have listed 10 priority journeys of operation. Chosen based on feedbacks and for having a great impact on our clients satisfaction, we detailed the path of each journey to identify points for improvement. Opening and use Opening and use Acquisition and use of Opening and use of of credit cards of overdrafts Rede services individual current accounts Retail Opening and use Opening and use of Opening and use of of consumer working capital loans business current 10 priority credit lines accounts JOURNEYS Opening of Acquisition and use of Financial Advisory Wholesale accounts with domestic currency cash products To this end, we inaugurated a location whose is to understand the needs, find solutions and redesign priority journeys from the client’s point of view: our “Centro de Experiência do Cliente” (Client’s Experience Center). The space provides an immersive experience of what our clients feel and think, including interview and chat rooms. Teams from different departments are redesigning and improving these journeys in the search for solutions that increase our clients’ satisfaction. The process consists of two main phases: (i) identifying clients’ real needs and coming up with ideas for meeting them; and (ii) review the ideas with the clients and, once approved, implement them, test them, put them into practice and monitor the outcomes. Delivery room where the phases of the journey take place Work methodology panel Hologram of our president and CEO Our clients are constantly in our minds; but, to reflect on how we are moving together towards the future and spread the idea that the client has to be present in our every attitude, we held the so-called “Semana do Cliente” (Client Week). The event involved talks and actions to inspire and transform the client’s experience in the bank. The topics covered included listening to and understanding what our clients are looking for; the use of data to enhance the client’s experience and deliver value; the importance of mapping the entire customer service experience; and how to delight our clients. We are on a journey of transformation, and there is still a long way to go in our change of leagues. That is why we have listed 10 priority journeys of operation. Chosen based on feedbacks and for having a great impact on our clients satisfaction, we detailed the path of each journey to identify points for improvement. Opening and use Opening and use Acquisition and use of Opening and use of of credit cards of overdrafts Rede services individual current accounts Retail Opening and use Opening and use of Opening and use of of consumer working capital loans business current 10 priority credit lines accounts JOURNEYS Opening of Acquisition and use of Financial Advisory Wholesale accounts with domestic currency cash products To this end, we inaugurated a location whose is to understand the needs, find solutions and redesign priority journeys from the client’s point of view: our “Centro de Experiência do Cliente” (Client’s Experience Center). The space provides an immersive experience of what our clients feel and think, including interview and chat rooms. Teams from different departments are redesigning and improving these journeys in the search for solutions that increase our clients’ satisfaction. The process consists of two main phases: (i) identifying clients’ real needs and coming up with ideas for meeting them; and (ii) review the ideas with the clients and, once approved, implement them, test them, put them into practice and monitor the outcomes. Delivery room where the phases of the journey take place Work methodology panel Hologram of our president and CEO

To change leagues, we have to go beyond. We believe this is an inside-out change. That is why we are striving to improve not only our client's experience, but also that of our employees.

Each employee's attitude is essential, both for those directly in the front line, and for those in the administration area. We need to constantly revisit and develop our culture, in addition to encouraging the types of behavior required.

We have created a work model based on integrated communities focused on the priority journeys. These communities consist of technology, business, operations and support teams. The result implies a change in mentality which essence is client centricity, greater speed and disruption in improving the client's experience.

One has to recognize and value the differences intrinsic to each person, if we are to put this cultural transformation into practice.

We foster a safe and inclusive environment, with equal opportunity for all. We are committed to positioning the theme of **diversity** in our institutional processes and projects. In other words, we are increasingly striving to raise awareness within the organization, deconstruct stereotypes and implement initiatives to change specific scenarios. Consequently, we have adopted a program for valuing diversity and respect for people whose pillars are:

Gender

We are working for equality, so that men and women enjoy equal opportunities for development, growth within the bank and compensation.

Race

We are working to make racial representativeness a reality, with the objective of increasing attractiveness, the number of admissions and so that all employees have the same opportunities.

Age

Breaking the limitations of paradigms and encouraging actions designed for employees over the age of 55+, striving to increasingly improve their experiences in the bank.

PwD

Promoting accessibility, qualification and equal opportunity.

Religion

A safe and respectful environment, irrespective of beliefs or non-beliefs.

LGBT+

A safe and respectful environment, irrespective of sexual orientation and gender identity.

Within this program, we sponsor debates in which we emphasize that differences are not viewed as obstacles, rather as characteristics that differentiate people, contributing to improving our performance by fostering respect for diversity. As an example, in November 2019 we held the **"Semana da Diversidade Racial"** (Racial Diversity Week) during which we dealt with issues referring to the importance of the representativeness of race and inclusion, coming out, life experiences and trajectories and racial diversity at work.

In this respect, the Department for the Rights of Persons with Disabilities of the State Government of São Paulo elected us one of the Best Companies for Persons with Disabilities.

For each of us to manage to be the best version of ourselves, we have to look after our minds as we do our bodies. In this sense, in October 2009, we initiated the **"Jornada da Saúde"** (Health Journey).

The first initiative was the **"Semana da Saúde Mental"** (Mental Health Week), which dealt with issues such as anxiety, depression, burnout syndrome and stress. Our aim is to reduce the stigma surrounding mental health, expand the dialog on this issue and divulge our support programs and channels such as the Personal Support Program, **"Fique OK"** (Be Alright).

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Technology Transformation of the Experience: the technology is one of the main instruments for transforming our client’s journey, thereby fulfilling their new expectations. We have strengthened our strategy of being at the forefront in the search for innovative solutions for solving the real problems of our clients. Between 2016 and December 2019, we increased by 54% our investments in technology, which shows our commitment to the advance of digital solutions and better experiences. Investment in technology (Base 100: 2016) 154 Investment in technology 130 122 11% 100 Accumulated Non-nterest expense (IPCA) Inflation 100 101 106 109 in the period 2016 2017 2018 2019 In our search to accelerate the development of digital transformation projects and to offer our clients new functionalities 1 and products, we announced the acquisition of 51% of Zup. With over 900 employees, Zup provides technology solutions according to each client’s needs, using systems that facilitate the integration of new digital developments with legacy corporate systems. We believe that technology is more valuable when used to improve our clients’ experience We have the world’s largest voice transcription operation, with approximately 130 million calls a year, in which we listen to and analyze 100% of the calls received at our service hubs. This operation enables us to measure the degree of our clients’ satisfaction, mapping opportunities and identifying the objective of each one, thus enabling us to anticipate solutions for each demand. We have inaugurated a totally new concept for transforming our physical agencies, where the focus is on client centricity, enhancing technologies and functionalities, such as removing revolving doors, providing Wi-Fi access, envelope-free deposit services and self-service. Joaquim Floriano Branch in São Paulo (1) The purchase will take place in three phases over four years, whereby in year four we will have 100% of total and voting capital.Technology Transformation of the Experience: the technology is one of the main instruments for transforming our client’s journey, thereby fulfilling their new expectations. We have strengthened our strategy of being at the forefront in the search for innovative solutions for solving the real problems of our clients. Between 2016 and December 2019, we increased by 54% our investments in technology, which shows our commitment to the advance of digital solutions and better experiences. Investment in technology (Base 100: 2016) 154 Investment in technology 130 122 11% 100 Accumulated Non-nterest expense (IPCA) Inflation 100 101 106 109 in the period 2016 2017 2018 2019 In our search to accelerate the development of digital transformation projects and to offer our clients new functionalities 1 and products, we announced the acquisition of 51% of Zup. With over 900 employees, Zup provides technology solutions according to each client’s needs, using systems that facilitate the integration of new digital developments with legacy corporate systems. We believe that technology is more valuable when used to improve our clients’ experience We have the world’s largest voice transcription operation, with approximately 130 million calls a year, in which we listen to and analyze 100% of the calls received at our service hubs. This operation enables us to measure the degree of our clients’ satisfaction, mapping opportunities and identifying the objective of each one, thus enabling us to anticipate solutions for each demand. We have inaugurated a totally new concept for transforming our physical agencies, where the focus is on client centricity, enhancing technologies and functionalities, such as removing revolving doors, providing Wi-Fi access, envelope-free deposit services and self-service. Joaquim Floriano Branch in São Paulo (1) The purchase will take place in three phases over four years, whereby in year four we will have 100% of total and voting capital.

We have undertaken several initiatives that focus on transforming the client's experience.

- ✔ We facilitate the process of overseas fund transfers, which is now 100% digital 24 hours a day, 7 days a week to practically all countries in just a few minutes.
- ✔ We begun to enable the purchase of dollars and euros using the Itaú application, tariff-free and 24 hours a day.
- ✔ 100% of Itaú Unibanco credit, debit and additional cards can be used on digital wallets: Apple Pay, Google Pay, Samsung Pay and PayPal.
- ✔ We launched Itaucard Click, with no annual fee for clients who spend at least R$100 per invoice, and they do not need to have an account with us.

Cyber security is essential for protecting our clients' information. We have the resilient and appropriate structure and governance for identifying, detecting and reacting to threats, as well as establishing recovery procedures in situations that require us to protect ourselves from cyber-attacks. In addition, we invest in awareness campaigns for employees and clients, so that they are always in a position to identify and deal with risks and threats.

We have developed our digital payments platform: iti.

Iti is a platform that benefits buyers and sellers. Storeowners, the self-employed and entrepreneurs instantly receive their sales, with no advance cost and a rate of 1%. Payments can be made using their cellphones, QR codes printed at points of sale or using the Rede bankcard machines. Users can also transfer money between one another using the balance on the app or any registered credit card. iti is available to both iOS and Android users, and there is no need to be an account holder.


Directly on cellphones
Rede bankcard machines
Printed QR codes

The best experience for clients is also to pay less for quality products and services

- ✔ We reduced interest rates on several credit lines, passing on to clients the cuts in the basic interest rate (SELIC).
  - For individual clients, we have reduced average interest rates on four credit lines: real estate and vehicle finance, personal loans and payroll loans.
  - For companies, we have reduced the average interest rates on six credit lines: working capital loans, advances against foreign exchange contracts, advances on future card receivables, vendor transactions, check and trade bill discounts.

16

- We reduced to zero variable income custody fees, including real estate funds. In 2018, we had already announced zero custody fees on the Brazilian Treasure Bounds *(Tesouro Direto)* transactions and fixed income products. In addition, we have reduced the administation fees and minimum additional investment amounts on several products in the Personnalité segment.

- We decided to eliminate tariffs on overdrafts for all clients. The Central Bank of Brazil has issued a resolution that allows banks to charge a monthly rate of up to 0.25% on overdraft limits where this limit exceeds R$500.00. The resolution also limits monthly interest rates on overdrafts to 8%.

We announced a groundbreaking initiative for the acquiring sector[2]: we are anticipating by two days, at zero cost, credit cards sales without installments on Rede bankcard machines for clients with annual billings of up to R$ 30 million, including those without accounts at Itaú Unibanco.

As a result, the more than 15 million small and middle market companies in Brazil, that is, 98% of the country's retail market, can now sign up for the benefit. This movement reflects our desire to promote the development of entrepreneurs and small and middle market companies while, at the same time, pursuing even greater levels of customer satisfaction.

To render our decisions more effective, we have reviewed our metrics for measuring and monitoring how our clients' satisfaction evolves

Since 2018, we have adopted the Net Promoter Score (NPS), a universal satisfaction appraisal method. We ask clients about the probability of them recommending Itaú Unibanco to a friend, on a scale of 0 to 10. Those who attribute a score of 9 or 10 are considered promoters; scores of 7 and 8 are neutral, while 6 and below are considered detrators.

In 16 months, we increased 9 points in our Global NPS, which represents 90% of our target for the end of 2020.

Since 2016, we have been improving our position in the complaints ranking of the Central Bank of Brazil, reaching eighth position, the best classification among the large Brazilian banks.

Ranking of complaints - Central Bank



4th
6th
6th
8th
Lowest number of complaints per client
2016
2017
2018
2019

Source: Central Bank of Brazil

We obtained recognition at the Época Magazine *"Reclame Aqui"* Awards as one of the companies providing good services in the categories: Banks, Credit Cards, Vehicle Finance and Card Operators and Administrators.

(2) Acquiring refers to the market where companies that accept payment for purchases using "bankcard machines".

17

Our financial results are the outcome of our long-term strategy

We present below the key indicators comprising our result:

In R$ billions (except where indicated)	2019	2018	Variation
Income Information			
Operating Revenues [1]	117.1	104.2	12.4%
Net Interest Income [2]	69.4	60.7	14.2%
Banking Services Fees and Insurance [3]	43.6	40.8	6.9%
Expected Loss from Financial Assets and Claims	(18.6)	(10.2)	82.4%
General and Administrative Expenses	(61.0)	(57.5)	6.0%
Net Income	27.8	25.6	8.5%
Net Income Attributable to the Owners of the Parent Company	27.1	24.9	8.9%
Return on Annualized Average Equity [4]	21.6%	20.4%	120 bps

	2019	2018	Variation
Balance Sheet Information			
Total Assets	1,637	1,553	5.5%
Loan Portfolio [5]	709.4	640.5	10.8%
Tier 1 Capital - BIS III	14.4%	15.9% [6]	- 150 bps

	2019	2018	Variation
Shares			
Weighted Average Number of Outstanding Shares – in thousands	9,740,146	9,718,162	0.2%
Net Income per Share - R$	2.78	2.56	5.5%
Dividends and Net Interest on Own Capital [7]	18.78	22.44	-16.3%

	2019	2018	Variation
Other information			
Branches and Client Service Branches (CBSs)	4,504	4,940	-8.8%
Physical	4,308	4,745	-9.2%
Digital	196	195	0.5%
Employees - in millions	94.9	100.3	-5.4%
Brazil	81.7	86.8	-5.9%
Overseas	13.2	13.5	-2.5%

(1) Operating Revenues are the sum of (i) Interest Income and similar income of financial assets at amortized cost and at fair value through other comprehensive income; (ii) Interest, similar income and dividend of financial assets at fair value through profit or loss; (iii) Interest and Similar Expenses, (iv) Adjustments to Fair Value of Financial Assets and Liabilities; (v) Foreign exchange results and exchange variations in foreign transactions (vi) Revenues from banking services (vii) Income from insurance and private pension operations before claim and selling expenses (viii) Other income; (2) The sum of (i) Revenue from Interest and Earnings from Financial Assets at Amortized Cost and Fair Value through Other Comprehensive Income, (ii) Revenue from Interest, Earnings and Dividends on Financial Assets at Fair Value through Income, (iii) Interest and Similar Expenses, (iv) Adjustment to Fair Value of Financial Assets and Liabilities and (v) Result from Exchange Operations and Exchange Rate Variation on Overseas Transactions; (3) The sum on the Revenues from Services and Revenues from Insurance, Pension Plans and Savings Bonds, before Claims and Sales Expenses, net of reinsurance; (4) The return is calculated by dividing the Net Income by the Average Stockholders' Equity. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio; (5) Portfolio of Loans, Financial Guarantees Provided and Private Securities; (6) For periods prior to 2019, considers the immediate and full application of Basel III rules. It does not take into account the additional portion of dividends and interest on own capital; (7) Amounts paid/provisioned, declared and highlighted in the shareholders' equity.

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In 2019, our net income attributable to the controlling shareholders stood at R$27.1 billion, an increase of 8.9% over 2018, with a return on Shareholders’ Equity of 21.6%. Worthy of note is the 14.2% increase in net interest income, primarily driven by the growth in the credit portfolios: An increase of 13.1% in our individuals portfolio, reflecting higher demand from clients, highlighting the growth of 17.2% in credit cards. The very small, small and middle market companies’ portfolio grew by 25.3%, also on the back of stronger demand in this segment. The resumption of growth of 2.6% in the corporate loan portfolio. There was a strong growth in credit origination across practically all segments. In Brazil, total growth in origination was 25.6%, of which: 23.4% for individuals; 31.3% for very small, small and middle market companies; 23.2% for corporate. The impact of the growth in the credit portfolio was partially offset by higher expenses from interest and earnings, which refers to the change in our funding mix. There was a migration from securities sold under repurchase agreement to financial credit bills and time deposits. There was also an impact referring to the reduction in interest charged on credit products. The growth of 6.9% in banking service fees and insurance was primarily due to the following increases: 26.3% in asset management fees, resulting from a 22.6% increase in the balance of assets under administration. Also worthy of note is the increase of 46.9% in the balance of funds managed by third parties and distributed on our open investments platform; 7.1% in current accounting services and 61.7% in brokerage commission resulting from an increase in the number of account holders and increased activity on the capital markets. In the local fixed income sector, we participated in transactions involving debentures, promissory notes and securitization, having distributed R$ 39.1 billion in 2019. In the case of variable income business, we undertook 32 transactions totaling US$3.5 billion in South America. In the case of mergers and acquisitions, we provided financial advisory on 50 transactions in South America; Also worthy of note is the increase of 0.2% credit and debit card commissions in the wake of higher revenues from annual fees and interchange fees. Credit card accounts grew by 6.5% and debit cards by 5.0%, while the total transaction volume in credit and debit cards rose by 14.3% in the last quarter of 2019. This result was partly offset by lower revenues from acquir- ing activities, given the lower revenues from the Merchant Discount Rate - MDR and advances on receivables. The new commercial proposal for Rede, which we no longer charge clients whose annual revenues are up to R$ 30 million for the repayment rate on credit card transactions in all installments. In 2019, our net income attributable to the controlling shareholders stood at R$27.1 billion, an increase of 8.9% over 2018, with a return on Shareholders’ Equity of 21.6%. Worthy of note is the 14.2% increase in net interest income, primarily driven by the growth in the credit portfolios: An increase of 13.1% in our individuals portfolio, reflecting higher demand from clients, highlighting the growth of 17.2% in credit cards. The very small, small and middle market companies’ portfolio grew by 25.3%, also on the back of stronger demand in this segment. The resumption of growth of 2.6% in the corporate loan portfolio. There was a strong growth in credit origination across practically all segments. In Brazil, total growth in origination was 25.6%, of which: 23.4% for individuals; 31.3% for very small, small and middle market companies; 23.2% for corporate. The impact of the growth in the credit portfolio was partially offset by higher expenses from interest and earnings, which refers to the change in our funding mix. There was a migration from securities sold under repurchase agreement to financial credit bills and time deposits. There was also an impact referring to the reduction in interest charged on credit products. The growth of 6.9% in banking service fees and insurance was primarily due to the following increases: 26.3% in asset management fees, resulting from a 22.6% increase in the balance of assets under administration. Also worthy of note is the increase of 46.9% in the balance of funds managed by third parties and distributed on our open investments platform; 7.1% in current accounting services and 61.7% in brokerage commission resulting from an increase in the number of account holders and increased activity on the capital markets. In the local fixed income sector, we participated in transactions involving debentures, promissory notes and securitization, having distributed R$ 39.1 billion in 2019. In the case of variable income business, we undertook 32 transactions totaling US$3.5 billion in South America. In the case of mergers and acquisitions, we provided financial advisory on 50 transactions in South America; Also worthy of note is the increase of 0.2% credit and debit card commissions in the wake of higher revenues from annual fees and interchange fees. Credit card accounts grew by 6.5% and debit cards by 5.0%, while the total transaction volume in credit and debit cards rose by 14.3% in the last quarter of 2019. This result was partly offset by lower revenues from acquir- ing activities, given the lower revenues from the Merchant Discount Rate - MDR and advances on receivables. The new commercial proposal for Rede, which we no longer charge clients whose annual revenues are up to R$ 30 million for the repayment rate on credit card transactions in all installments.

The **expected loss from financial assets and claims** rose by 82.4% over 2018, due in the main to higher expenses with provisions for expected losses: (i) in Brazil, associated with the growth of our credit portfolio, and (ii) in corporate in Latin America on account of the downgrading of the ratings of specific clients. Additionally, there was a reduction in the recovery of credits written off as losses, due to the credits assigned in 2018 and the increase in the discounts granted. The reduction in the impairment of private securities in the Wholesale Bank in Brazil partially offset these effects.

Our continuous investment in technology has enabled initiatives where the focus is on cost efficiency, with the closure of 372 branches in Brazil. As a result, the **general and administrative expenses** rose by 6.0% for the year.

Our expenses in 2019 were primarily affected by:

- The launch of the Voluntary Severance Program in the second half of 2019, for which around 3,500 employees signed up, out of approximately 7,000 eligible candidates, slightly higher than our initial expectation. The objective of the program was to provide an opportunity for a secure career transition while adapting our structures to market reality;
- Higher personnel expenses resulting from the impact of the negotiation of the collective bargaining agreement, tariff adjustments by health insurance plan operators, the higher volume of redundancies and labor lawsuits, as well as advances in profit sharing due to retirements and redundancies; and
- Higher credit card market expenses, relating to the accreditation of Rede and correspondent banks and expenses relating to brands and partnerships.

The concept of client centricity involves valuing our shareholders. We seek to optimize the resources they invest and to guarantee our solidness. To achieve these objectives, capital management is a significant component.

The Tier 1 Capital Ratio measures the ratios of the bank's capital and the risk level of its assets. Maintaining adequate levels aims to protect the institution against severe stress events. We give below the main events that affected our ratio in 2019:

Full Tier 1 Capital Ratio


13.5%
1.0%
12.5%
Dec/18*
3.0%
Earnings and other equity changes
-0.6%
Dividends and Interest on Own Capital
-0.6%
Prudential Adjustments
-1.2%
Risk-Weighted Assets
0.3%
Additional Capital
14.4%
1.3%
13.2%
Dec/19
Common Equity Tier I (CET I)
Additional Tier 1 Capital (AT1)

*After the effects of the additional installment of dividends and Interest on Own Capital referring to the net income for 2018.

As the chart shows, the growth in our credit portfolio demands higher capital requirements (Risk-Adjusted Assets). In accordance with our shareholder remuneration policy, this effect combined with our profitability in 2019 enabled the distribution of net dividends and of R$ 18.8 billion.

20

Debit issuance in 2019 TYPE OF ISSUANCE AND COMPOSITION OF CAPITAL MATURITY DATE ISSUE AMOUNT Perpetual with a repurchase Subordinated Financial Notes – Additional Capital Tier I R$3.05 billion option from 2024 Subordinated Financial Notes – Tier II Capital 9 and 10 years R$2 . 3 billion Subordinated Notes – Tier II Capital US$750 million 10 years In January 2020, we issued US$1.5 billion in Senior Notes, maturing in 3 and 5 years, at rates of 2.90% and 3.25% respectively. In 2019, we paid and provisioned R$18.8 billion in dividends and Interest on Own Capital. This amount is equivalent to 66% of the recurring net income for the period. The financial results sustain the long-term appreciation of our shares. We give below the evolution of R$100 invested since the announcement of the merger between Itaú and Unibanco in October 2008. 630 384 310 285 190 100 Oct-08 Jun-09 Feb-10 Oct-10 Jun-11 Fen-12 Oct-12 Jun-13 Feb-14 Oct-14 Jun-15 Feb-16 Oct-16 Jun-17 Feb-18 Oct-18 Jun-19 Dec-19 ITUB4 with reinvested dividends ITUB4 without reinvested dividends CDI Ibovespa Dollar Average Daily Trading Volume of Itaú Unibanco Shares (R$ millions) +59% 1,388 1,253 Our shares continue to trade 874 with high liquidity, both in Brazil and 744 653 in the United States, with a 59% increase in B3 (+P 442 the average daily volume traded since 2017. NYSE (ADR) 644 600 432 2017 2018 2019 Debit issuance in 2019 TYPE OF ISSUANCE AND COMPOSITION OF CAPITAL MATURITY DATE ISSUE AMOUNT Perpetual with a repurchase Subordinated Financial Notes – Additional Capital Tier I R$3.05 billion option from 2024 Subordinated Financial Notes – Tier II Capital 9 and 10 years R$2 . 3 billion Subordinated Notes – Tier II Capital US$750 million 10 years In January 2020, we issued US$1.5 billion in Senior Notes, maturing in 3 and 5 years, at rates of 2.90% and 3.25% respectively. In 2019, we paid and provisioned R$18.8 billion in dividends and Interest on Own Capital. This amount is equivalent to 66% of the recurring net income for the period. The financial results sustain the long-term appreciation of our shares. We give below the evolution of R$100 invested since the announcement of the merger between Itaú and Unibanco in October 2008. 630 384 310 285 190 100 Oct-08 Jun-09 Feb-10 Oct-10 Jun-11 Fen-12 Oct-12 Jun-13 Feb-14 Oct-14 Jun-15 Feb-16 Oct-16 Jun-17 Feb-18 Oct-18 Jun-19 Dec-19 ITUB4 with reinvested dividends ITUB4 without reinvested dividends CDI Ibovespa Dollar Average Daily Trading Volume of Itaú Unibanco Shares (R$ millions) +59% 1,388 1,253 Our shares continue to trade 874 with high liquidity, both in Brazil and 744 653 in the United States, with a 59% increase in B3 ( +P 442 the average daily volume traded since 2017. NYSE (ADR) 644 600 432 2017 2018 2019

We are committed to disclosing information that is useful, simple and objective to investors, clients, capital market analysts and shareholders. st Our Annual Report was acknowledged at the Abrasca Awards, taking 1 place in the category “Public Companies with revenue equal to or exceeding R$3 billion”. In addition, our financial statements in IFRS took first place in the global ranking compiled by Bespoke Benchmarking. In 2019, we held 16 public meetings, with an attendance of 3,000 people, up by 23.4% over 2018. The main issues discussed at the presentations in 2019 included topics involving digital initiatives, client satisfaction results, changes to the National Financial System, investment in technology and CICLO th shareholder remuneration. Our 24 Apimec São Paulo 2019 meeting attracted a record audience apimec of 791 guests. During the meeting, the co-chairmen of our Board of Directors gave an interview and commented on the tenth anniversary of the merger between Itaú and Unibanco and the 2019 bank’s prospects for the future. Our Executive Committee commented on the results, the evolution of client satisfaction, investment in technology and digital strategy. We were considered for the Best Quality Apimec São Paulo Meeting Award for the second consecutive year. We believe that our shareholders are also our clients, which is why we seek to innovate the channels and how we communicate with these stakeholders. We are the first public company in Brazil to have a podcast designed for Investor Relations. With the aim of contributing to financial education, Investcast Itaú Unibanco is produced in the format of interviews lasting an average of 10 minutes and disclosed monthly. In 2019, Investcast episodes were heard over 10,000 times. All 3 episodes are available on the Investor Relations site and on the Spotify, Deezer and iTunes platforms. Besides our shareholders, our operations create value for a range of stakeholders. In 2019, we distributed to society R$ 76 billlion on in payments of taxes, employees, shareholders and others. 4 Distribution of value added in billions of Reais Others Reinvestments 2% 11% 1.4 Taxes 8.8 31% 23.2 Shareholders 27% 76 20.3 22.4 Employees 29% (3) www.itau.com.br/investor-relations (4) Calculated in accordance with the Brazilian Accounting Practices (BRGAAP). Includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin.We are committed to disclosing information that is useful, simple and objective to investors, clients, capital market analysts and shareholders. st Our Annual Report was acknowledged at the Abrasca Awards, taking 1 place in the category “Public Companies with revenue equal to or exceeding R$3 billion”. In addition, our financial statements in IFRS took first place in the global ranking compiled by Bespoke Benchmarking. In 2019, we held 16 public meetings, with an attendance of 3,000 people, up by 23.4% over 2018. The main issues discussed at the presentations in 2019 included topics involving digital initiatives, client satisfaction results, changes to the National Financial System, investment in technology and CICLO th shareholder remuneration. Our 24 Apimec São Paulo 2019 meeting attracted a record audience apimec of 791 guests. During the meeting, the co-chairmen of our Board of Directors gave an interview and commented on the tenth anniversary of the merger between Itaú and Unibanco and the 2019 bank’s prospects for the future. Our Executive Committee commented on the results, the evolution of client satisfaction, investment in technology and digital strategy. We were considered for the Best Quality Apimec São Paulo Meeting Award for the second consecutive year. We believe that our shareholders are also our clients, which is why we seek to innovate the channels and how we communicate with these stakeholders. We are the first public company in Brazil to have a podcast designed for Investor Relations. With the aim of contributing to financial education, Investcast Itaú Unibanco is produced in the format of interviews lasting an average of 10 minutes and disclosed monthly. In 2019, Investcast episodes were heard over 10,000 times. All 3 episodes are available on the Investor Relations site and on the Spotify, Deezer and iTunes platforms. Besides our shareholders, our operations create value for a range of stakeholders. In 2019, we distributed to society R$ 76 billlion on in payments of taxes, employees, shareholders and others. 4 Distribution of value added in billions of Reais Others Reinvestments 2% 11% 1.4 Taxes 8.8 31% 23.2 Shareholders 27% 76 20.3 22.4 Employees 29% (3) www.itau.com.br/investor-relations (4) Calculated in accordance with the Brazilian Accounting Practices (BRGAAP). Includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin.

Corporate citizenship goes hand-in-hand with our history. We support and finance projects that contribute to society’s development and make a difference in the lives of thousands of people. In our capacity as a financial institution, we are aware of our role as an agent of transformation and a promoter of local development, thus our strategy is related to our actions in the fields of education, culture, sport, urban mobility, aging and entrepreneurship. These causes manifest themselves in three ways: through direct injections of financial resources; promotion of projects subject to incentive laws; and our Institutes and Foundations. The highlights of our actions in 2019 were the Leia para Uma Criança (Read to a Child) Program, the bicycle sharing system, the Solidarity Sports Day and the Allocation of Income Tax. In 2019, we invested R$ 846 million in projects, of which R$ 599 million through Itaú Unibanco’s donations and sponsorships, and R$ 247 million using resources under the Rouanet Law on Incentives, the Federal law on Sports Incentives, the Senior Citizens Law, and the Pronas, Pronon and FUMCAD federal programs. In addition, we have included the activities and investments by our international units located in Argenti-na, Chile, Colombia, Uruguay and Paraguay. Below is a detailed breakdown of our operations: 3 BRAZIL LATAM Total Amount (R$ millions) Number of Projects Amount (R$ millions) Number of Projects (R$ millions) Sponsorship 1 562.4 1,087 36.9 107 599.3 Non-incentivated Education 308.6 445 1.9 35 310.5 Sport 1.6 6 0.01 1 1.6 135.3 298 3.8 36 Culture 139. 1 57.6 28 28.6 4 Urban Mobility 86. 1 Diversity 4.8 26 - - 4.8 Innovation and Entrepreneuship 47 .2 211 0. 1 6 47 .3 Local Develop. and Participation 7.3 73 2.6 25 9.9 2 Incentivated 235.5 403 11.3 7 246.8 Culture 118.2 146 8.4 3 126.5 Sport - 30. 1 63 - 30. 1 Education 29.9 118 2.9 32.8 4 Healthcare 24.7 18 - - 24.7 Senior Citizens Law and 32.8 58 - 32.8 - Civil Society Organizations Total 797.9 1,490 48.2 114 846.0 (1) Own funds of the bank’s companies and in-house budgets of the foundations and institutions. (2) Tax incentive resources under laws such as the Rouanet Law, Sports Incentive and so on. (3) Foreign currency amounts were converted to Brazilian Reais as at December 31, 2019. Corporate citizenship goes hand-in-hand with our history. We support and finance projects that contribute to society’s development and make a difference in the lives of thousands of people. In our capacity as a financial institution, we are aware of our role as an agent of transformation and a promoter of local development, thus our strategy is related to our actions in the fields of education, culture, sport, urban mobility, aging and entrepreneurship. These causes manifest themselves in three ways: through direct injections of financial resources; promotion of projects subject to incentive laws; and our Institutes and Foundations. The highlights of our actions in 2019 were the Leia para Uma Criança (Read to a Child) Program, the bicycle sharing system, the Solidarity Sports Day and the Allocation of Income Tax. In 2019, we invested R$ 846 million in projects, of which R$ 599 million through Itaú Unibanco’s donations and sponsorships, and R$ 247 million using resources under the Rouanet Law on Incentives, the Federal law on Sports Incentives, the Senior Citizens Law, and the Pronas, Pronon and FUMCAD federal programs. In addition, we have included the activities and investments by our international units located in Argenti-na, Chile, Colombia, Uruguay and Paraguay. Below is a detailed breakdown of our operations: 3 BRAZIL LATAM Total Amount (R$ millions) Number of Projects Amount (R$ millions) Number of Projects (R$ millions) Sponsorship 1 562.4 1,087 36.9 107 599.3 Non-incentivated Education 308.6 445 1.9 35 310.5 Sport 1.6 6 0.01 1 1.6 135.3 298 3.8 36 Culture 139. 1 57.6 28 28.6 4 Urban Mobility 86. 1 Diversity 4.8 26 - - 4.8 Innovation and Entrepreneuship 47 .2 211 0. 1 6 47 .3 Local Develop. and Participation 7.3 73 2.6 25 9.9 2 Incentivated 235.5 403 11.3 7 246.8 Culture 118.2 146 8.4 3 126.5 Sport - 30. 1 63 - 30. 1 Education 29.9 118 2.9 32.8 4 Healthcare 24.7 18 - - 24.7 Senior Citizens Law and 32.8 58 - 32.8 - Civil Society Organizations Total 797.9 1,490 48.2 114 846.0 (1) Own funds of the bank’s companies and in-house budgets of the foundations and institutions. (2) Tax incentive resources under laws such as the Rouanet Law, Sports Incentive and so on. (3) Foreign currency amounts were converted to Brazilian Reais as at December 31, 2019.

We are the only bank in Latin America listed on the Dow Jones Sustainability Indexes since its creation in 1999, reflecting our long-term commitments to ethical business conduct, transparency, respect for the law, and corporate governance, in addition to creating sustainable value shared with th our employees, clients, shareholders and society. In 2019/2020, we were selected, for the 20 consecutive time, to be part of the Dow Jones Sustainability World Index (DJSI World 2019/2020). th For the 15 consecutive year, we were selected to be part of the Corporate Sustainability Index (ISE) of B3, which reflects the return on a portfolio consisting of the shares of companies with the best performance in all dimensions that measure corporate sustainability. We believe that people have the power to transform the world. The 8 positive impact commitments we have publicly embraced reflect our aim of encouraging this transformation. Financing in Positive Inclusion and Transparency in Inclusive Impact Sectors Entrepreneurship Comunication Management Responsible Financial Ethics in Relations Responsible Investment Citizenship and in Business Management Our commitments define our operating priorities, targets and indicators, matching them to the challenges of our business and the UN Sustainable Development Goals. A practical demonstration of our way of doing business, always with an eye on people and the environment. For videos and details of about each commitment go to: https://www.itau.com.br/sustentabilidade/compromissos/ Disclosure of information and events Reference Form (for the year 2019) 05/29/2020 Information on the Brazilian Code of Corporate Governance 07/31/2020 Disclosure of the results for: st 1 Quarter 05/04/2020 nd 2 Quarter 08/03/2020 rd 11/03/2020 3 Quarter Annual Meeting of Shareholders 04/28/2020 Public Meeting with Shareholders APIMEC - SÃO PAULO / SP 09/23/2020 Acknowledgements We wish to thank our employees for their commitment and dedication, which has enabled us to leverage sound results in the market, and to our customers and shareholders for the interest and trust they have placed in us, which motivate us to do our best, always. (Approved at the Meeting of the Board of Directors on February 10, 2020). We are the only bank in Latin America listed on the Dow Jones Sustainability Indexes since its creation in 1999, reflecting our long-term commitments to ethical business conduct, transparency, respect for the law, and corporate governance, in addition to creating sustainable value shared with th our employees, clients, shareholders and society. In 2019/2020, we were selected, for the 20 consecutive time, to be part of the Dow Jones Sustainability World Index (DJSI World 2019/2020). th For the 15 consecutive year, we were selected to be part of the Corporate Sustainability Index (ISE) of B3, which reflects the return on a portfolio consisting of the shares of companies with the best performance in all dimensions that measure corporate sustainability. We believe that people have the power to transform the world. The 8 positive impact commitments we have publicly embraced reflect our aim of encouraging this transformation. Financing in Positive Inclusion and Transparency in Inclusive Impact Sectors Entrepreneurship Comunication Management Responsible Financial Ethics in Relations Responsible Investment Citizenship and in Business Management Our commitments define our operating priorities, targets and indicators, matching them to the challenges of our business and the UN Sustainable Development Goals. A practical demonstration of our way of doing business, always with an eye on people and the environment. For videos and details of about each commitment go to: https://www.itau.com.br/sustentabilidade/compromissos/ Disclosure of information and events Reference Form (for the year 2019) 05/29/2020 Information on the Brazilian Code of Corporate Governance 07/31/2020 Disclosure of the results for: st 1 Quarter 05/04/2020 nd 2 Quarter 08/03/2020 rd 11/03/2020 3 Quarter Annual Meeting of Shareholders 04/28/2020 Public Meeting with Shareholders APIMEC - SÃO PAULO / SP 09/23/2020 Acknowledgements We wish to thank our employees for their commitment and dedication, which has enabled us to leverage sound results in the market, and to our customers and shareholders for the interest and trust they have placed in us, which motivate us to do our best, always. (Approved at the Meeting of the Board of Directors on February 10, 2020).

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to December 2019, we did not contract from the independent auditors and their related parties, non-external audit related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 3, 18 and 31, April 11 and 26 – review of the calculations and taxes settlement and compliance with tax regulations; - March 8 and April 23 and November 22 – training, acquisition of technical materials; - April 26 – review on the impact study of the new accounting standard; - September 23 – consultation review about tax aspects with tax authorities. Justification of the Independent Auditors – PricewaterhouseCoopers The provision of non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing said services, including their approval by the Audit Committee. Accounting Practices Adapted in Brazil (BRGAAP) We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The full accounting statements are available on the Investor Relations website (www.itau.com.br/investor-relations > Results Center). The Management’s Report and the Full Accounting Statements of Itaú Holding S.A. and of its subsidiaries for the period January to December 2019 abide by the rules established by the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information shown in this material is available on the Investor Relations (IR) website of Itaú Unibanco. Go to: www.itau.com.br/investor-relations > Results Center. Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to December 2019, we did not contract from the independent auditors and their related parties, non-external audit related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: - January 3, 18 and 31, April 11 and 26 – review of the calculations and taxes settlement and compliance with tax regulations; - March 8 and April 23 and November 22 – training, acquisition of technical materials; - April 26 – review on the impact study of the new accounting standard; - September 23 – consultation review about tax aspects with tax authorities. Justification of the Independent Auditors – PricewaterhouseCoopers The provision of non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing said services, including their approval by the Audit Committee. Accounting Practices Adapted in Brazil (BRGAAP) We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The full accounting statements are available on the Investor Relations website (www.itau.com.br/investor-relations > Results Center). The Management’s Report and the Full Accounting Statements of Itaú Holding S.A. and of its subsidiaries for the period January to December 2019 abide by the rules established by the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information shown in this material is available on the Investor Relations (IR) website of Itaú Unibanco. Go to: www.itau.com.br/investor-relations > Results Center.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	12/31/2019	12/31/2018
Cash		30,367	37,159
Financial Assets		1,501,481	1,424,876
Compulsory deposits in the Central Bank of Brazil		91,248	94,148
At Amortized Cost		1,010,644	994,759
Interbank deposits	4	34,583	26,420
Securities purchased under agreements to resell	4	198,428	280,136
Securities	9	133,119	110,395
Loan and lease operations	10	585,791	536,091
Other financial assets	18a	94,752	75,090
(-) Provision for Expected Loss	4, 9 and 10	(36,029)	(33,373)
At Fair Value Through Other Comprehensive Income		76,660	49,323
Securities	8	76,660	49,323
At Fair Value Through Profit or Loss		322,929	286,646
Securities	5	281,075	263,180
Derivatives	6 and 7	41,854	23,466
Investments in associates and joint ventures	11	15,097	12,019
Fixed assets, net	13	7,166	7,302
Goodwill and Intangible assets, net	14	19,719	19,329
Tax assets		48,960	42,830
Income tax and social contribution - current		1,644	2,831
Income tax and social contribution - deferred	24b	38,914	32,781
Other		8,402	7,218
Other assets	18a	14,691	9,282
Total assets		**1,637,481**	**1,552,797**

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.1

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet
(In millions of Reais)

Liabilities and stockholders' equity	Note	12/31/2019	12/31/2018
Financial Liabilities		1,211,999	1,151,237
At Amortized Cost		1,159,830	1,119,734
Deposits	15	507,060	463,424
Securities sold under repurchase agreements	17a	256,583	330,237
Interbank market funds	17b	174,862	134,670
Institutional market funds	17c	104,244	93,974
Other financial liabilities	18b	117,081	97,429
At Fair Value Through Profit or Loss		48,029	27,711
Derivatives	6 and 7	47,828	27,519
Structured notes	16	201	192
Provision for Expected Loss	10	4,140	3,792
Loan Commitments		3,303	2,601
Financial Guarantees		837	1,191
Provision for insurance and private pensions	27c	218,334	201,187
Provisions	29	21,454	18,613
Tax liabilities	24c	7,891	5,284
Income tax and social contribution - current		3,997	2,058
Income tax and social contribution - deferred	24b	1,058	447
Other		2,836	2,779
Other liabilities	18b	28,338	26,010
Total liabilities		**1,488,016**	**1,402,331**
Capital	19a	97,148	97,148
Treasury shares	19a	(1,274)	(1,820)
Additional paid-in capital	19c	2,175	2,120
Appropriated reserves	19c	12,948	13,480
Unappropriated reserves	19c	29,878	29,666
Cumulative other comprehensive income		(3,950)	(3,812)
Total stockholders' equity attributed to the owners of the parent company		**136,925**	**136,782**
Non-controlling interests	19d	12,540	13,684
Total stockholders' equity		**149,465**	**150,466**
Total liabilities and stockholders' equity		**1,637,481**	**1,552,797**

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.2

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Operating Revenues		**117,079**	**104,200**	**111,523**
Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income	21a	117,523	110,324	122,703
Interest, similar income and dividend of financial assets at fair value through profit or loss		22,760	22,853	22,938
Interest and similar expenses	21b	(75,958)	(70,612)	(78,330)
Adjustments to Fair Value of Financial Assets and Liabilities	21c	4,098	(4,834)	4,181
Foreign exchange results and exchange variations in foreign transactions		927	2,974	(250)
Revenues from banking services	22	39,032	36,809	34,448
Income from insurance and private pension operations before claim and selling expenses		4,553	3,961	4,699
Revenues from insurance premiums and private pensions		19,624	24,097	26,876
Change in provision for insurance and private pension		(15,071)	(20,136)	(22,177)
Other income	3	4,144	2,725	1,134
Expected Loss from Financial Assets and Claims		**(18,567)**	**(10,182)**	**(20,966)**
Expected Loss with Loan Operations and Lease Operations	10c	(18,298)	(10,587)	(18,381)
Expected Loss with Other Financial Assets (Net)		1,026	1,633	(1,393)
(Expenses) Recovery of claims		(1,295)	(1,228)	(1,192)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**98,512**	**94,018**	**90,557**
Other operating income (expenses)		**(67,269)**	**(63,410)**	**(59,975)**
General and administrative expenses	23	(61,012)	(57,538)	(53,494)
Tax expenses		(7,572)	(6,619)	(7,031)
Share of profit or (loss) in associates and joint ventures	11	1,315	747	550
Net income before income tax and social contribution		**31,243**	**30,608**	**30,582**
Current income tax and social contribution	24a	(9,092)	(2,564)	(4,539)
Deferred income tax and social contribution	24a	5,662	(2,405)	(2,818)
Net income		**27,813**	**25,639**	**23,225**
Net income attributable to owners of the parent company	25	27,113	24,907	23,193
Net income attributable to non-controlling interests	19d	700	732	32
Earnings per share - basic	25			
Common		2.78	2.56	2.38
Preferred		2.78	2.56	2.38
Earnings per share - diluted	25			
Common		2.77	2.55	2.36
Preferred		2.77	2.55	2.36
Weighted average number of shares outstanding - basic	25			
Common		4,958,290,359	4,958,290,359	5,021,834,934
Preferred		4,781,855,588	4,759,872,085	4,734,030,111
Weighted average number of shares outstanding - diluted	25			
Common		4,958,290,359	4,958,290,359	5,021,834,934
Preferred		4,826,925,107	4,815,473,777	4,796,645,028

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.3

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Comprehensive Income
Periods ended
(In millions of Reais)

	Note	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Net income		**27,813**	**25,639**	**23,225**
Financial assets at fair value through other comprehensive income		1,810	(166)	652
Change in fair value		2,883	(576)	997
Tax effect		(696)	270	(415)
(Gains) / losses transferred to income statement	21c	(628)	254	128
Tax effect		251	(114)	(58)
Hedge		(16)	(1,135)	(571)
Cash flow *hedge*	7	(56)	(81)	(29)
Change in fair value		(191)	(256)	(86)
Tax effect		135	175	57
Hedge of net investment in foreign operation	7	40	(1,054)	(542)
Change in fair value		83	(1,793)	(1,055)
Tax effect		(43)	739	513
Remeasurements of liabilities for post-employment benefits (*)		(350)	(164)	(10)
Remeasurements	26	(648)	(267)	33
Tax effect		298	103	(43)
Foreign exchange variation in foreign investments		(1,582)	1,139	582
Total other comprehensive income		**(138)**	**(326)**	**653**
Total comprehensive income		**27,675**	**25,313**	**23,878**
Comprehensive income attributable to non-controlling interests		**700**	**732**	**32**
Comprehensive income attributable to the owners of the parent company		**26,975**	**24,581**	**23,846**

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.4

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity (Notes 19 and 20)
Periods ended December 31, 2019, 2018 and 2017
(In millions of Reais)

	Attributed to owners of the parent company												
							Other comprehensive income						
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Financial Assets at Fair Value Through Other Comprehensive Income (1)	Remeasurements of liabilities of post-employment benefits	Cumulative translation adjustments abroad	Gains and losses - hedge (2)	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2017	**97,148**	**(1,882)**	**1,785**	**3,443**	**23,740**	**-**	**(1,596)**	**(815)**	**2,085**	**(3,813)**	**120,095**	**12,289**	**132,384**
Transactions with owners	-	(861)	145	12,480	-	(19,201)	-	-	-	-	(7,437)	657	(6,780)
Treasury shares	-	(861)	64	(1,178)	-	-	-	-	-	-	(1,975)	-	(1,975)
Acquisition of treasury shares (Note 19a)	-	(3,089)	-	-	-	-	-	-	-	-	(3,089)	-	(3,089)
Cancellation of treasury shares – Meeting of the Board of Directors 12/15/2017	-	1,178	-	(1,178)	-	-	-	-	-	-	-	-	-
Result of delivery of treasury shares	-	1,050	64	-	-	-	-	-	-	-	1,114	-	1,114
Recognition of share-based payment plans	-	-	81	-	-	-	-	-	-	-	81	-	81
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	1,002	1,002
Dividends / interest on capital – Special profit reserve (Note 19b)	-	-	-	13,658	-	(19,201)	-	-	-	-	(5,543)	(345)	(5,888)
Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve	-	-	-	(5,048)	-	-	-	-	-	-	(5,048)	-	(5,048)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(63)	-	-	-	-	-	-	(63)	-	(63)
Other	-	-	-	-	(15)	-	-	-	-	-	(15)	-	(15)
Total comprehensive income	-	-	-	-	-	23,193	652	(10)	582	(571)	23,846	32	23,878
Net income	-	-	-	-	-	23,193	-	-	-	-	23,193	32	23,225
Other comprehensive income for the period	-	-	-	-	-	-	652	(10)	582	(571)	653	-	653
Appropriations:													
Legal reserve	-	-	-	1,055	-	(1,055)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	632	2,305	(2,937)	-	-	-	-	-	-	-
Balance at 12/31/2017	**97,148**	**(2,743)**	**1,930**	**12,499**	**26,030**	**-**	**(944)**	**(825)**	**2,667**	**(4,384)**	**131,378**	**12,978**	**144,356**
Change in the period	**-**	**(861)**	**145**	**9,056**	**2,290**	**-**	**652**	**(10)**	**582**	**(571)**	**11,283**	**689**	**11,972**
Balance at 01/01/2018	**97,148**	**(2,743)**	**1,930**	**12,499**	**26,030**	**-**	**(944)**	**(825)**	**2,667**	**(4,384)**	**131,378**	**12,978**	**144,356**
Transactions with owners	-	923	190	14,145	-	(20,848)	-	-	-	-	(5,590)	(26)	(5,616)
Treasury shares	-	923	422	(534)	-	-	-	-	-	-	811	-	811
Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018	-	534	-	(534)	-	-	-	-	-	-	-	-	-
Acquisition of treasury shares	-	(510)	-	-	-	-	-	-	-	-	(510)	-	(510)
Result of delivery of treasury shares	-	899	422	-	-	-	-	-	-	-	1,321	-	1,321
Recognition of share-based payment plans	-	-	(232)	-	-	-	-	-	-	-	(232)	-	(232)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	131	131
Dividends / interest on capital – Special profit reserve	-	-	-	14,679	-	(20,848)	-	-	-	-	(6,169)	(157)	(6,326)
Dividends / Interest on capital paid in 2018 – declared after 12/31/2017	-	-	-	(13,673)	-	-	-	-	-	-	(13,673)	-	(13,673)
Unclaimed dividends	-	-	-	-	-	4	-	-	-	-	4	-	4
Corporate reorganizations	-	-	-	(592)	-	-	-	-	-	-	(592)	-	(592)
Other	-	-	-	-	674	-	-	-	-	-	674	-	674
Total comprehensive income	-	-	-	-	-	24,907	(166)	(164)	1,139	(1,135)	24,581	732	25,313
Net income	-	-	-	-	-	24,907	-	-	-	-	24,907	732	25,639
Other comprehensive income for the period	-	-	-	-	-	-	(166)	(164)	1,139	(1,135)	(326)	-	(326)
Appropriations:													
Legal reserve	-	-	-	1,097	-	(1,097)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	4	2,962	(2,966)	-	-	-	-	-	-	-
Balance at 12/31/2018	**97,148**	**(1,820)**	**2,120**	**13,480**	**29,666**	**-**	**(1,110)**	**(989)**	**3,806**	**(5,519)**	**136,782**	**13,684**	**150,466**
Change in the period	**-**	**923**	**190**	**981**	**3,636**	**-**	**(166)**	**(164)**	**1,139**	**(1,135)**	**5,404**	**706**	**6,110**
Balance at 01/01/2019	**97,148**	**(1,820)**	**2,120**	**13,480**	**29,666**	**-**	**(1,110)**	**(989)**	**3,806**	**(5,519)**	**136,782**	**13,684**	**150,466**
Transactions with owners	-	546	55	9,811	-	(19,597)	-	-	-	-	(9,185)	(1,844)	(11,029)
Treasury shares	-	546	351	-	-	-	-	-	-	-	897	-	897
Result of delivery of treasury shares	-	546	351	-	-	-	-	-	-	-	897	-	897
Recognition of share-based payment plans	-	-	(296)	-	-	-	-	-	-	-	(296)	-	(296)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	(1,567)	(1,567)
Dividends / interest on capital – Special profit reserve	-	-	-	9,811	-	(19,597)	-	-	-	-	(9,786)	(277)	(10,063)
Dividends / Interest on capital paid in 2019 – declared after 12/31/2018	-	-	-	(17,500)	-	-	-	-	-	-	(17,500)	-	(17,500)
Unclaimed dividends and Interest on capital	-	-	-	-	-	42	-	-	-	-	42	-	42
Other (3)	-	-	-	-	(189)	-	-	-	-	-	(189)	-	(189)
Total comprehensive income	-	-	-	-	-	27,113	1,810	(350)	(1,582)	(16)	26,975	700	27,675
Net income	-	-	-	-	-	27,113	-	-	-	-	27,113	700	27,813
Other comprehensive income for the period	-	-	-	-	-	-	1,810	(350)	(1,582)	(16)	(138)	-	(138)
Appropriations:													
Legal reserve	-	-	-	1,336	-	(1,336)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	5,821	401	(6,222)	-	-	-	-	-	-	-
Balance at 12/31/2019	**97,148**	**(1,274)**	**2,175**	**12,948**	**29,878**	**-**	**700**	**(1,339)**	**2,224**	**(5,535)**	**136,925**	**12,540**	**149,465**
Change in the period	**-**	**546**	**55**	**(532)**	**212**	**-**	**1,810**	**(350)**	**(1,582)**	**(16)**	**143**	**(1,144)**	**(1,001)**

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income.
(2) Includes Cash flow hedge and hedge of net investment in foreign operation.
(3) Includes Argentina's hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Adjusted net income		**61,198**	**62,890**	**73,222**
Net income		27,813	25,639	23,225
Adjustments to net income:		**33,385**	**37,251**	**49,997**
Share-based payment		(141)	(98)	215
Adjustments to fair value of financial assets through Profit or Loss and Derivatives		310	551	452
Effects of changes in exchange rates on cash and cash equivalents		(54)	(990)	642
Expected Loss from Financial Assets and Claims		18,567	10,182	20,966
Income from interest and foreign exchange variation from operations with subordinated debt		4,433	8,759	4,714
Provision for insurance and private pension		15,071	20,136	22,177
Depreciation and amortization	13 and 14	3,561	3,567	3,169
Expense from update / charges on the provision for civil, labor, tax and legal obligations		1,925	1,037	1,325
Provision for civil, labor, tax and legal obligations		5,132	2,465	3,641
Revenue from update / charges on deposits in escrow		(519)	(199)	(345)
Deferred taxes (excluding hedge tax effects)	24b	2,499	10,287	3,972
Income from share in the net income of associates and joint ventures and other investments		(1,315)	(747)	(550)
Income from Financial assets - At fair value through other comprehensive income	21c	(628)	254	128
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(8,420)	(12,808)	(9,073)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(3,332)	(4,353)	289
(Gain) loss on sale of investments and fixed assets		(168)	(297)	(283)
Impairment losses	23	233	167	14
Other	3	(3,769)	(662)	(1,456)
Change in assets and liabilities		**(25,974)**	**(33,132)**	**(50,039)**
(Increase) decrease in assets		**(50,165)**	**(123,522)**	**(97,420)**
Interbank deposits		(6,897)	(9,404)	(4,391)
Securities purchased under agreements to resell		62,487	(29,561)	5,368
Compulsory deposits with the Central Bank of Brazil		2,900	4,689	(13,137)
Loan operations		(63,999)	(51,919)	(22,467)
Derivatives (assets / liabilities)		1,918	217	3,396
Financial assets designated at fair value through profit or loss		(18,202)	(13,105)	(56,531)
Other financial assets		(19,143)	(15,323)	(5,328)
Other tax assets		3	(1,669)	(1,501)
Other assets		(9,232)	(7,447)	(2,829)
(Decrease) increase in liabilities		**24,191**	**90,390**	**47,381**
Deposits		43,636	60,486	73,524
Deposits received under securities repurchase agreements		(73,654)	17,603	(36,530)
Funds from interbank markets		40,192	10,083	(5,061)
Funds from institutional markets		121	(1,125)	6,967
Other financial liabilities		19,652	11,486	8,292
Financial liabilities at fair value throught profit or loss		9	(273)	(54)
Provision for insurance and private pension		781	(1,409)	3,787
Provisions		673	(495)	(1,412)
Tax liabilities		(3,526)	(1,739)	2,944
Other liabilities		2,568	(348)	(558)
Payment of income tax and social contribution		(6,261)	(3,879)	(4,518)
Net cash from (used in) operating activities		**35,224**	**29,758**	**23,183**
Dividends / Interest on capital received from investments in associates and joint ventures		838	671	489
Cash from the sale of financial assets - At fair value through other comprehensive income		9,074	16,622	19,695
Cash received from redemption of financial assets at amortized cost		8,085	14,991	4,025
Cash upon sale of investments in associates and joint ventures		68	266	314
Cash upon sale of fixed assets	13	175	215	230
Purchase of financial assets at fair value through other comprehensive income		(24,820)	(591)	(21,647)
Purchase of financial assets at amortized cost		(27,444)	(9,512)	(13,197)
Purchase of investments in associates and joint ventures		(387)	(6,718)	(69)
Purchase of fixed assets	13	(1,621)	(1,483)	(943)
Purchase of intangible assets	14	(2,691)	(1,381)	(2,553)
Net cash from (used in) investment activities		**(38,723)**	**13,080**	**(13,656)**
Funding from institutional markets		8,548	2,906	4,135
Redemptions in institutional markets		(2,833)	(15,048)	(13,573)
Change in non-controlling interests stockholders		(1,617)	128	1,003
Result of delivery of treasury shares		742	1,187	980
Purchase of treasury shares		-	(510)	(3,089)
Dividends and interest on capital paid to non-controlling interests		(227)	(154)	(346)
Dividends and interest on capital paid		(25,915)	(20,093)	(10,800)
Net cash from (used in) financing activities		**(21,302)**	**(31,584)**	**(21,690)**
Net increase (decrease) in cash and cash equivalents	**2.4c**	**(24,801)**	**11,254**	**(12,163)**
Cash and cash equivalents at the beginning of the period		95,558	83,314	96,119
Effects of changes in exchange rates on cash and cash equivalents		54	990	(642)
Cash and cash equivalents at the end of the period		70,811	95,558	83,314
Cash		30,367	37,159	18,749
Interbank deposits		4,561	3,295	15,327
Securities purchased under agreements to resell - Collateral held		35,883	55,104	49,238
Additional information on cash flow (Mainly Operating activities)				
Interest received		134,225	122,405	139,895
Interest paid		77,315	84,668	71,456
Non-cash transactions				
Loans transferred to assets held for sale		-	-	-
Dividends and interest on capital declared and not yet paid		838	515	1,876

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.6

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)

	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Income	**175,765**	**165,858**	**170,079**
Interest, similar income and Dividends	145,308	131,317	149,572
Banking services	39,032	36,809	34,448
Income from insurance and private pension operations before claim	4,553	3,961	4,699
Expected Loss with Other Financial Assets	(17,272)	(8,954)	(19,774)
Other	4,144	2,725	1,134
Expenses	**(87,839)**	**(79,454)**	**(88,463)**
Interest and similar income	(75,958)	(70,612)	(78,330)
Other	(11,881)	(8,842)	(10,133)
Inputs purchased from third parties	**(17,092)**	**(20,180)**	**(16,775)**
Materials, energy and others	(330)	(339)	(350)
Third party services	(4,571)	(4,482)	(4,161)
Other	(12,191)	(15,359)	(12,264)
Data processing and telecommunications	(4,278)	(4,273)	(4,152)
Advertising, promotions and publication	(1,325)	(1,419)	(1,167)
Installations	(1,779)	(1,740)	(1,664)
Transportation	(364)	(350)	(339)
Security	(744)	(754)	(723)
Travel expenses	(240)	(232)	(214)
Other	(3,461)	(6,591)	(4,005)
Gross added value	**70,834**	**66,224**	**64,841**
Depreciation and amortization	**(4,630)**	**(3,332)**	**(3,034)**
Net added value produced by the company	**66,204**	**62,892**	**61,807**
Added value received through transfer - Results of equity method	**1,315**	**747**	**550**
Total added value to be distributed	**67,519**	**63,639**	**62,357**
Distribution of added value	**67,519**	**63,639**	**62,357**
Personnel	**25,960**	**22,275**	**20,925**
Direct compensation	20,456	17,125	16,235
Benefits	4,276	4,243	3,840
FGTS – government severance pay fund	1,228	907	850
Taxes, fees and contributions	**13,457**	**14,159**	**16,739**
Federal	11,883	12,722	15,226
Municipal	1,574	1,437	1,513
Return on third parties' capital - Rent	**289**	**1,566**	**1,468**
Return on capital	**27,813**	**25,639**	**23,225**
Dividends and interest on capital	19,597	20,848	19,201
Retained earnings / (loss) attributable to controlling shareholders	7,516	4,059	3,992
Retained earnings / (loss) attributable to non-controlling shareholders	700	732	32

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.7

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 12/31/2019 and 12/31/2018 for balance sheet accounts and From 01/01 to 12/31 of 2019, 2018 and 2017 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on February 10, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.8 ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 12/31/2019 and 12/31/2018 for balance sheet accounts and From 01/01 to 12/31 of 2019, 2018 and 2017 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on February 10, 2020. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.8

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended December 31, 2019 IFRIC 23 – Uncertainty Over Income Tax Treatments clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years st beginning January 1 , 2019 and there were no relevant impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the income statement. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the modified retrospective transition method on st January 1 , 2019, using the following criteria: unified discount rate, considering a portfolio of similar agreements; calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods Amendment in Conceptual Framework – In March, 2018, IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These st changes are effective for the years started on January 1 , 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts in these structures in the current scenario of pre- replacement of rates. These changes are effective for the years beginning January 1, 2020. No significant impacts have been identified on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.9 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended December 31, 2019 IFRIC 23 – Uncertainty Over Income Tax Treatments clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years st beginning January 1 , 2019 and there were no relevant impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the income statement. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the modified retrospective transition method on st January 1 , 2019, using the following criteria: unified discount rate, considering a portfolio of similar agreements; calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods Amendment in Conceptual Framework – In March, 2018, IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These st changes are effective for the years started on January 1 , 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts in these structures in the current scenario of pre- replacement of rates. These changes are effective for the years beginning January 1, 2020. No significant impacts have been identified on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.9

IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: General Model: applicable to all contracts without direct participation features; Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; Risk Adjustment: estimate of offset required for differences that may occur between cash flows; Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair Value of Financial Instruments Note 2.3 (b) and Note 28 Effective Interest Rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to Financial Assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and Write-off of Financial Assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected Credit Loss Note 2.3 (f), Notes 8, 9 and 10 Goodwill Impairment Note 2.3 (g) and Note 14 Deferred Income Tax and Social Contribution Note 2.3 (h) and Note 24 Defined Benefit Pension Plan Note 2.3 (i) and Note 26 Provisions, Contingencies and Legal Liabilities Note 2.3 (j) and Note 29 Technical Provisions for Insurance and Pension Plan Note 2.3 (k) and Note 27 a) Consolidation Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.10 IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: General Model: applicable to all contracts without direct participation features; Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; Risk Adjustment: estimate of offset required for differences that may occur between cash flows; Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair Value of Financial Instruments Note 2.3 (b) and Note 28 Effective Interest Rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to Financial Assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and Write-off of Financial Assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected Credit Loss Note 2.3 (f), Notes 8, 9 and 10 Goodwill Impairment Note 2.3 (g) and Note 14 Deferred Income Tax and Social Contribution Note 2.3 (h) and Note 24 Defined Benefit Pension Plan Note 2.3 (i) and Note 26 Provisions, Contingencies and Legal Liabilities Note 2.3 (j) and Note 29 Technical Provisions for Insurance and Pension Plan Note 2.3 (k) and Note 27 a) Consolidation Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.10

model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. c) Effective Interest Rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of Financial Assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.11 model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. c) Effective Interest Rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of Financial Assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.11

Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill Impairment The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: Cash flows projected for periods of available forecasts and long-term assumptions for these flows; Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.12 Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill Impairment The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: Cash flows projected for periods of available forecasts and long-term assumptions for these flows; Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.12

j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.13 j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.13

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

		Functional currency [1]	Incorporation country	Activity	Interest in voting capital at		Interest in total capital at	
					12/31/2019	12/31/2018	12/31/2019	12/31/2018
In Brazil								
Banco Itaú BBA S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Real	Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Real	Brazil	Lease	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.		Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento		Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.		Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú CorpBanca Colombia S.A.	(Note 3)	Colombian peso	Colombia	Financial institution	33.22%	25.28%	33.22%	25.28%
Banco Itaú (Suisse) SA		Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	(Note 3)	Chilean peso	Chile	Financial institution	38.14%	38.14%	38.14%	38.14%

(1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.
(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.14

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operation, when they are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.15 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less selling costs and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operation, when they are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.15

d) Financial Assets and Liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January ¹ , 2018, ITAÚ UNIBANCO HOLDING has applied IFRS 9 – Financial Instruments classifying financial assets in the following measurement categories: Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: The business model under which they are managed; The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments using the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.16 d) Financial Assets and Liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January ¹ , 2018, ITAÚ UNIBANCO HOLDING has applied IFRS 9 – Financial Instruments classifying financial assets in the following measurement categories: Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: The business model under which they are managed; The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments using the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.16

Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.17 Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.17

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic Scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of Financial Assets Financial assets are written off when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.18 An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic Scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of Financial Assets Financial assets are written off when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.18

Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements), and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.19 Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements), and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.19

Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the effective portion of their gains or losses is recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When a derivative expires or is sold, when a hedge no longer meets the hedge accounting criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income remains in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, at which time it is reclassified to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.20 Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the effective portion of their gains or losses is recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When a derivative expires or is sold, when a hedge no longer meets the hedge accounting criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income remains in stockholders’ equity until the expected transaction occurs or is no longer expected to occur, at which time it is reclassified to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.20

VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Revenues from Banking Services. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.21 VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Revenues from Banking Services. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.21

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.22 The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.22

Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.23 Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.23

If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.24 If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.24

The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on management’s best estimates, and are classified as: Probable: liabilities are recognized in the consolidated balance sheet under Provisions; Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.25 The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on management’s best estimates, and are classified as: Probable: liabilities are recognized in the consolidated balance sheet under Provisions; Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.25

r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Revenue from banking services Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.26 r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Revenue from banking services Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.26

Note 3 – Business development Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head offices in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.27 Note 3 – Business development Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head offices in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.27

Acquisition of non-controlling interest in XP Inc.

On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term.

In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN's approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING's total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE's shareholders. ITAÚ UNIBANCO will act as minority partner.

Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required.

On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which its shareholders subscribed their respective shares of XP Inc. ("XP INC"), and the same percentages were kept in total capital. After the initial public offering, held on December 11, 2019, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 gain in the primary subscription.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell[1]	198,260	162	198,422	280,029	103	280,132
Collateral held	44,901	162	45,063	63,392	93	63,485
Collateral repledge	134,116	-	134,116	170,500	10	170,510
Assets received as collateral with right to sell or repledge	6,644	-	6,644	28,369	-	28,369
Assets received as collateral without right to sell or repledge	127,472	-	127,472	142,131	10	142,141
Collateral sold	19,243	-	19,243	46,137	-	46,137
Interbank deposits	31,075	3,506	34,581	25,726	688	26,414
Total [2]	**229,335**	**3,668**	**233,003**	**305,755**	**791**	**306,546**

(1) The amounts of R$ 8,544 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 153,359 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase commitment transactions.

(2) Includes losses in the amounts of R$ (8) (R$ (10) at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.28

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities are presented in the following table:

	12/31/2019			12/31/2018		
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	9,277	(1,010)	8,267	5,253	(927)	4,326
Brazilian government securities (1a)	218,548	1,063	219,611	215,956	1,102	217,058
Government securities – abroad (1b)	**1,541**	**(21)**	**1,520**	**2,070**	**9**	**2,079**
Argentina	349	(31)	318	1,121	8	1,129
Chile	487	1	488	301	1	302
Colombia	399	10	409	207	-	207
United States	141	-	141	117	-	117
Mexico	57	-	57	120	-	120
Paraguay	2	-	2	1	-	1
Peru	8	-	8	-	-	-
Uruguay	98	(1)	97	84	-	84
Italy	-	-	-	115	-	115
Other	-	-	-	4	-	4
Corporate debt securities (1C)	**51,744**	**(1,102)**	**50,642**	**38,953**	**(505)**	**38,448**
Negotiable shares	15,459	(822)	14,637	9,778	(332)	9,446
Bank deposit certificates	792	-	792	969	-	969
Real estate receivables certificates	1,414	30	1,444	1,391	20	1,411
Debentures	12,958	(303)	12,655	5,147	(187)	4,960
Eurobonds and other	2,178	(5)	2,173	1,403	(7)	1,396
Financial credit bills	18,517	(3)	18,514	19,724	-	19,724
Promissory notes	313	-	313	435	-	435
Other	113	1	114	106	1	107
Total	**281,110**	**(1,070)**	**280,040**	**262,232**	**(321)**	**261,911**

(1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 28,759 (R$ 30,114 at 12/31/2018), b) R$ 329 (R$ 131 at 12/31/2018), c) R$ 104, totaling R$ 29,192 (R$ 30,245 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.29

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows:

	12/31/2019		12/31/2018	
	Cost	Fair value	Cost	Fair value
Current	**82,183**	**80,372**	**53,382**	**52,096**
Non-stated maturity	24,736	22,904	15,031	13,772
Up to one year	57,447	57,468	38,351	38,324
Non-current	**198,927**	**199,668**	**208,850**	**209,815**
From one to five years	136,727	137,186	153,256	153,701
From five to ten years	41,744	41,759	44,258	44,620
After ten years	20,456	20,723	11,336	11,494
Total	**281,110**	**280,040**	**262,232**	**261,911**

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 204,530 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table:

	12/31/2019		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,016	19	1,035
Total	**1,016**	**19**	**1,035**

	12/31/2018		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,232	37	1,269
Total	**1,232**	**37**	**1,269**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	12/31/2019		12/31/2018	
	Cost	Fair value	Cost	Fair value
Current	**592**	**609**	**765**	**799**
Up to one year	592	609	765	799
Non-current	**424**	**426**	**467**	**470**
From one to five years	424	426	467	470

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F-30

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 15,823 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.31 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 15,823 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.31

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2019							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – adjustment receivable	26,458	63.2	107	1,807	564	1,668	4,464	17,848
Option agreements	8,456	20.2	4,696	1,963	354	726	500	217
Forwards (onshore)	2,162	5.2	940	636	484	87	15	-
Credit derivatives - financial Institutions	167	0.4	-	-	5	3	23	136
NDF - Non Deliverable Forward	4,446	10.6	1,251	1,314	787	561	347	186
Other Derivative Financial Instruments	165	0.4	4	-	-	-	6	155
Total	**41,854**	**100.0**	**6,998**	**5,720**	**2,194**	**3,045**	**5,355**	**18,542**
% per maturity date			16.7	13.7	5.2	7.3	12.8	44.3

	12/31/2019							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – adjustment payable	(32,927)	68.8	(326)	(2,557)	(898)	(1,763)	(8,349)	(19,034)
Option agreements	(9,061)	18.9	(3,668)	(3,494)	(383)	(690)	(571)	(255)
Forwards (onshore)	(754)	1.6	(753)	-	-	(1)	-	-
Credit derivatives - financial Institutions	(40)	0.1	-	-	-	(1)	(3)	(36)
NDF - Non Deliverable Forward	(4,971)	10.4	(1,891)	(1,108)	(657)	(637)	(526)	(152)
Other Derivative Financial Instruments	(75)	0.2	(15)	(1)	(2)	(4)	(9)	(44)
Total	**(47,828)**	**100.0**	**(6,653)**	**(7,160)**	**(1,940)**	**(3,096)**	**(9,458)**	**(19,521)**
% per maturity date			13.9	15.0	4.1	6.5	19.7	40.8

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.32

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	12/31/2018							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – adjustment receivable	13,093	55.8	705	187	252	700	2,894	8,355
Option agreements	4,215	18.0	1,167	408	610	872	975	183
Forwards (onshore)	1,835	7.8	893	716	145	81	-	-
Credit derivatives - financial Institutions	120	0.5	-	-	1	5	9	105
NDF - Non Deliverable Forward	3,711	15.8	1,013	968	772	653	178	127
Other Derivative Financial Instruments	492	2.1	209	10	2	2	13	256
Total	**23,466**	**100.0**	**3,987**	**2,289**	**1,782**	**2,313**	**4,069**	**9,026**
% per maturity date			17.0	9.8	7.6	9.9	17.3	38.4

	12/31/2018							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – adjustment payable	(19,516)	70.9	(923)	(979)	(622)	(1,417)	(4,687)	(10,888)
Option agreements	(3,929)	14.3	(883)	(500)	(604)	(831)	(823)	(288)
Forwards (onshore)	(470)	1.7	(470)	-	-	-	-	-
Credit derivatives - financial Institutions	(140)	0.5	-	-	-	(2)	(4)	(134)
NDF - Non Deliverable Forward	(3,384)	12.3	(890)	(772)	(583)	(552)	(150)	(437)
Other Derivative Financial Instruments	(80)	0.3	(2)	(2)	(8)	(13)	(8)	(47)
Total	**(27,519)**	**100.0**	**(3,168)**	**(2,253)**	**(1,817)**	**(2,815)**	**(5,672)**	**(11,794)**
% per maturity date			11.5	8.2	6.6	10.2	20.6	42.9

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.33

II - Derivatives by index and Risk Fator

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2019	12/31/2019	12/31/2019	12/31/2019
Futures contracts	**664,884**	-	-	-
Purchase commitments	**325,468**	-	-	-
Shares	1,084	-	-	-
Commodities	76	-	-	-
Interest	301,898	-	-	-
Foreign currency	22,410	-	-	-
Commitments to sell	**339,416**	-	-	-
Shares	1,163	-	-	-
Commodities	1,049	-	-	-
Interest	308,824	-	-	-
Foreign currency	28,380	-	-	-
Swaps contracts	-	**(5,267)**	**(1,202)**	**(6,469)**
Asset position	**1,094,378**	**5,566**	**20,892**	**26,458**
Commodities	574	-	9	9
Interest	1,075,534	4,596	19,813	24,409
Foreign currency	18,270	970	1,070	2,040
Liability position	**1,094,378**	**(10,833)**	**(22,094)**	**(32,927)**
Shares	49	(9)	-	(9)
Commodities	855	-	(12)	(12)
Interest	1,068,660	(9,383)	(21,855)	(31,238)
Foreign currency	24,814	(1,441)	(227)	(1,668)
Option contracts	**1,720,205**	**(546)**	**(59)**	**(605)**
Purchase commitments – long position	**245,824**	**6,191**	**(6)**	**6,185**
Shares	11,513	256	515	771
Commodities	268	7	10	17
Interest	188,110	465	(331)	134
Foreign currency	45,933	5,463	(200)	5,263
Commitments to sell – long position	**626,187**	**1,667**	**604**	**2,271**
Shares	12,294	396	(40)	356
Commodities	228	5	(2)	3
Interest	568,442	513	887	1,400
Foreign currency	45,223	753	(241)	512
Purchase commitments – short position	**172,703**	**(6,671)**	**(19)**	**(6,690)**
Shares	6,312	(180)	(451)	(631)
Commodities	235	(10)	(8)	(18)
Interest	129,647	(412)	329	(83)
Foreign currency	36,509	(6,069)	111	(5,958)
Commitments to sell – short position	**675,491**	**(1,733)**	**(638)**	**(2,371)**
Shares	11,152	(269)	(37)	(306)
Commodities	485	(11)	-	(11)
Interest	621,405	(428)	(888)	(1,316)
Foreign currency	42,449	(1,025)	287	(738)
Forward operations (onshore)	**5,134**	**1,412**	**(4)**	**1,408**
Purchases receivable	**668**	**796**	**(6)**	**790**
Shares	488	488	(6)	482
Interest	160	308	-	308
Foreign currency	20	-	-	-
Purchases payable obligations	**660**	**(160)**	-	**(160)**
Interest	-	(160)	-	(160)
Foreign currency	660	-	-	-
Sales receivable	**1,653**	**1,368**	**4**	**1,372**
Shares	786	776	3	779
Interest	-	592	1	593
Foreign currency	867	-	-	-
Sales deliverable obligations	**2,153**	**(592)**	**(2)**	**(594)**
Interest	592	(592)	(1)	(593)
Foreign currency	1,561	-	(1)	(1)
Credit derivatives	**12,739**	**(236)**	**363**	**127**
Asset position	**9,878**	**(165)**	**332**	**167**
Shares	2,307	(81)	215	134
Commodities	27	(1)	3	2
Interest	7,423	(87)	114	27
Foreign currency	121	4	-	4
Liability position	**2,861**	**(71)**	**31**	**(40)**
Shares	719	(28)	8	(20)
Commodities	2	-	-	-
Interest	2,140	(43)	23	(20)
NDF - Non Deliverable Forward	**295,508**	**(552)**	**27**	**(525)**
Asset position	**138,772**	**4,239**	**207**	**4,446**
Commodities	570	34	(1)	33
Foreign currency	138,202	4,205	208	4,413
Liability position	**156,736**	**(4,791)**	**(180)**	**(4,971)**
Commodities	316	(10)	(1)	(11)
Foreign currency	156,420	(4,781)	(179)	(4,960)
Other derivative financial instruments	**6,581**	**216**	**(126)**	**90**
Asset position	**5,428**	**226**	**(61)**	**165**
Interest	5,428	226	(65)	161
Foreign currency	-	-	4	4
Liability position	**1,153**	**(10)**	**(65)**	**(75)**
Shares	695	2	(41)	(39)
Interest	458	(12)	(6)	(18)
Foreign currency	-	-	(18)	(18)
	Asset	**19,888**	**21,966**	**41,854**
	Liability	**(24,861)**	**(22,967)**	**(47,828)**
	Total	**(4,973)**	**(1,001)**	**(5,974)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365**	**12/31/2019**
Futures contracts	196,055	238,485	87,747	142,597	664,884
Swaps contracts	24,094	204,065	103,013	763,206	1,094,378
Options	988,793	320,300	258,488	152,624	1,720,205
Forwards (onshore)	953	2,514	1,651	16	5,134
Credit derivatives	-	4,746	733	7,260	12,739
NDF - Non Deliverable Forward	105,809	129,278	38,851	21,570	295,508
Other derivative financial instruments	12	786	320	5,463	6,581

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.34

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2018	12/31/2018	12/31/2018	12/31/2018
Futures contracts	**586,033**	**-**	**-**	**-**
Purchase commitments	**268,228**	**-**	**-**	**-**
Shares	13,675	-	-	-
Commodities	194	-	-	-
Interest	243,369	-	-	-
Foreign currency	10,990	-	-	-
Commitments to sell	**317,805**	**-**	**-**	**-**
Shares	13,965	-	-	-
Commodities	155	-	-	-
Interest	265,218	-	-	-
Foreign currency	38,467	-	-	-
Swaps contracts	**-**	**(5,259)**	**(1,164)**	**(6,423)**
Asset position	**940,844**	**6,270**	**6,823**	**13,093**
Commodities	6	-	-	-
Interest	925,381	5,126	6,401	11,527
Foreign currency	15,457	1,144	422	1,566
Liability position	**940,844**	**(11,529)**	**(7,987)**	**(19,516)**
Shares	76	(5)	2	(3)
Commodities	620	-	(1)	(1)
Interest	915,079	(9,427)	(7,979)	(17,406)
Foreign currency	25,069	(2,097)	(9)	(2,106)
Option contracts	**1,262,568**	**324**	**(38)**	**286**
Purchase commitments – long position	**151,179**	**1,935**	**(108)**	**1,827**
Shares	8,211	289	100	389
Commodities	321	10	(3)	7
Interest	100,338	183	(98)	85
Foreign currency	42,309	1,453	(107)	1,346
Commitments to sell – long position	**495,464**	**1,808**	**580**	**2,388**
Shares	10,802	394	500	894
Commodities	278	11	1	12
Interest	441,673	427	460	887
Foreign currency	42,711	976	(381)	595
Purchase commitments – short position	**116,005**	**(1,564)**	**153**	**(1,411)**
Shares	9,716	(184)	(98)	(282)
Commodities	317	(9)	6	(3)
Interest	69,934	(147)	95	(52)
Foreign currency	36,038	(1,224)	150	(1,074)
Commitments to sell – short position	**499,920**	**(1,855)**	**(663)**	**(2,518)**
Shares	8,898	(246)	(503)	(749)
Commodities	192	(6)	(2)	(8)
Interest	448,029	(528)	(497)	(1,025)
Foreign currency	42,801	(1,075)	339	(736)
Forward operations (onshore)	**2,341**	**1,363**	**2**	**1,365**
Purchases receivable	**415**	**496**	**-**	**496**
Shares	36	36	-	36
Interest	379	460	-	460
Purchases payable obligations	**-**	**(381)**	**-**	**(381)**
Shares	-	(2)	-	(2)
Interest	-	(379)	-	(379)
Sales receivable	**1,307**	**1,337**	**2**	**1,339**
Shares	1,307	1,292	2	1,294
Interest	-	45	-	45
Sales deliverable obligations	**619**	**(89)**	**-**	**(89)**
Shares	2	(2)	-	(2)
Interest	45	(87)	-	(87)
Foreign currency	572	-	-	-
Credit derivatives	**8,324**	**(243)**	**223**	**(20)**
Asset position	**3,825**	**(87)**	**207**	**120**
Shares	1,576	(44)	136	92
Interest	2,249	(43)	71	28
Liability position	**4,499**	**(156)**	**16**	**(140)**
Shares	1,316	(55)	(14)	(69)
Interest	3,183	(101)	30	(71)
NDF - Non Deliverable Forward	**225,355**	**99**	**228**	**327**
Asset position	**122,495**	**3,378**	**333**	**3,711**
Commodities	167	16	1	17
Foreign currency	122,328	3,362	332	3,694
Liability position	**102,860**	**(3,279)**	**(105)**	**(3,384)**
Commodities	96	(6)	1	(5)
Foreign currency	102,764	(3,273)	(106)	(3,379)
Other derivative financial instruments	**5,304**	**198**	**214**	**412**
Asset position	**4,296**	**205**	**287**	**492**
Shares	217	(8)	10	2
Interest	4,074	213	65	278
Foreign currency	5	-	212	212
Liability position	**1,008**	**(7)**	**(73)**	**(80)**
Shares	842	(4)	(42)	(46)
Interest	158	(2)	(21)	(23)
Foreign currency	8	(1)	(10)	(11)
	Asset	**15,342**	**8,124**	**23,466**
	Liability	**(18,860)**	**(8,659)**	**(27,519)**
	Total	**(3,518)**	**(535)**	**(4,053)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365**	**12/31/2018**
Futures contracts	217,836	193,637	33,969	140,591	586,033
Swaps contracts	70,403	97,028	96,090	677,323	940,844
Options	595,515	131,147	329,834	206,072	1,262,568
Forwards (onshore)	1,412	844	85	-	2,341
Credit derivatives	-	1,188	680	6,456	8,324
NDF - Non Deliverable Forward	76,032	102,024	30,212	17,087	225,355
Other derivative financial instruments	8	405	357	4,534	5,304

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.35

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2019						
	Futures contracts	Swaps contracts	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
B3	**465,537**	**18,128**	**1,559,356**	**4,381**	**1**	**53,756**	**-**
Over-the-counter market	**199,347**	**1,076,250**	**160,849**	**753**	**12,738**	**241,752**	**6,581**
Financial institutions	198,788	864,858	125,312	292	12,738	141,204	5,340
Companies	559	180,005	35,122	461	-	99,204	1,241
Individuals	-	31,387	415	-	-	1,344	-
Total	**664,884**	**1,094,378**	**1,720,205**	**5,134**	**12,739**	**295,508**	**6,581**

	12/31/2018						
	Futures contracts	Swaps contracts	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
B3	**480,950**	**20,209**	**1,106,794**	**1,912**	**-**	**47,628**	**-**
Over-the-counter market	**105,083**	**920,635**	**155,774**	**429**	**8,324**	**177,727**	**5,304**
Financial institutions	104,297	702,848	110,859	-	7,742	103,172	3,602
Companies	786	151,973	44,464	429	582	73,811	1,702
Individuals	-	65,814	451	-	-	744	-
Total	**586,033**	**940,844**	**1,262,568**	**2,341**	**8,324**	**225,355**	**5,304**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.36

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	12/31/2019				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,283	1,013	2,675	2,539	56
TRS	4,161	4,161	-	-	-
Total by instrument	**10,444**	**5,174**	**2,675**	**2,539**	**56**
By risk rating					
Investment grade	1,049	135	602	312	-
Below investment grade	9,395	5,039	2,073	2,227	56
Total by risk	**10,444**	**5,174**	**2,675**	**2,539**	**56**
By reference entity					
Brazilian government	7,301	4,921	1,117	1,263	-
Governments – abroad	200	34	88	78	-
Private entities	2,943	219	1,470	1,198	56
Total by entity	**10,444**	**5,174**	**2,675**	**2,539**	**56**

	12/31/2018				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,853	1,685	1,913	3,203	52
Total by instrument	**6,853**	**1,685**	**1,913**	**3,203**	**52**
By risk rating					
Investment grade	1,361	300	510	539	12
Below investment grade	5,492	1,385	1,403	2,664	40
Total by risk	**6,853**	**1,685**	**1,913**	**3,203**	**52**
By reference entity					
Brazilian government	3,772	1,167	1,118	1,487	-
Governments – abroad	314	71	85	156	2
Private entities	2,767	447	710	1,560	50
Total by entity	**6,853**	**1,685**	**1,913**	**3,203**	**52**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.37

	12/31/2019		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,283)	2,295	(3,988)
TRS	(4,161)	-	(4,161)
Total	**(10,444)**	**2,295**	**(8,149)**

	12/31/2018		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(6,853)	1,471	(5,382)
Total	**(6,853)**	**1,471**	**(5,382)**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.38

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2019					
	Gross amount of recognized financial assets (1)	Gross amount offsetin the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	198,422	-	198,422	(596)	-	197,826
Derivatives financial instruments	41,854	-	41,854	(14,121)	-	27,733

	12/31/2018					
	Gross amount of recognized financial assets (1)	Gross amount offsetin the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received	
Securities purchased under agreements to resell	280,132	-	280,132	(2,822)	-	277,310
Derivatives financial instruments	23,466	-	23,466	(3,091)	-	20,375

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	12/31/2019					
	Gross amount of recognized financial liabilities (1)	Gross amount offsetin the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	256,583	-	256,583	(23,509)	-	233,074
Derivatives financial instruments	47,828	-	47,828	(14,121)	(148)	33,559

	12/31/2018					
	Gross amount of recognized financial liabilities (1)	Gross amount offsetin the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged	
Securities sold under repurchase agreements	330,237	-	330,237	(23,079)	-	307,158
Derivatives financial instruments	27,519	-	27,519	(3,091)	(333)	24,095

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable;

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements;

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.39

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: Interest Rate: Risk of loss in transactions subject to interest rate variations; Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; Hedge of repurchase agreements: to hedge fluctuactions in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.40 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: Interest Rate: Risk of loss in transactions subject to interest rate variations; Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; Hedge of repurchase agreements: to hedge fluctuactions in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.40

Strategies	Heading	12/31/2019					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Nominal Value	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	24,543	(2,808)	(3,310)	24,543	(2,814)
Hedge of assets transactions	Loans and lease operations and Securities	5,564	-	91	91	5,656	91
Hedge of Asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	30,896	-	520	520	32,130	523
Hedge of loan operations	Loans and lease operations	269	-	12	12	257	14
Hedge of funding	Deposits	-	4,617	(27)	(22)	4,590	(27)
Hedge of assets denominated in UF	Securities	12,588	-	6	6	12,582	5
Foreign exchange risk							
Hedge of highly probable forecast transactions		294	-	(11)	179	294	(11)
Total		**49,611**	**29,160**	**(2,217)**	**(2,524)**	**80,052**	**(2,219)**

Strategies	Heading	12/31/2018					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Nominal Value	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	29,727	(1,682)	(2,946)	29,727	(1,800)
Hedge of assets transactions	Loans and lease operations and Securities	7,866	-	136	136	8,003	136
Hedge of Asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	36,668	-	353	353	38,013	359
Hedge of loan operations	Loans and lease operations	274	-	6	6	268	7
Hedge of funding	Deposits	-	3,200	78	86	3,105	82
Hedge of assets denominated in UF	Securities	13,247	-	26	26	13,221	23
Foreign exchange risk							
Hedge of highly probable forecast transactions		71	-	6	6	71	6
Total		**58,126**	**32,927**	**(1,077)**	**(2,333)**	**92,408**	**(1,187)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level.

The amount of R$ (1,211) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended December 31, 2019, the amount of R$ (762) was recognized in Result related to this deferral.

Hedge Instruments	12/31/2019						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	62,329	-	14	(2,200)	(2,197)	(3)	-
Swap	17,429	4,617	12,858	(8)	(9)	1	-
Foreign exchange risk							
Futures	294	-	156	(11)	(11)	-	-
Total	**80,052**	**4,617**	**13,028**	**(2,219)**	**(2,217)**	**(2)**	**-**

Hedge Instruments	12/31/2018						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	75,743	256	21	(1,305)	(1,193)	(112)	-
Swap	16,594	3,023	13,519	112	110	2	-
Foreign exchange risk							
Futures	6	5	-	1	1	-	-
Option	65	9	-	5	5	-	-
Total	**92,408**	**3,293**	**13,540**	**(1,187)**	**(1,077)**	**(110)**	**-**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.41

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	12/31/2019					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	-	14,396	(7,217)	(7,217)	16,947	(7,220)
Total	**-**	**14,396**	**(7,217)**	**(7,217)**	**16,947**	**(7,220)**

Strategies	12/31/2018					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	-	14,820	(7,300)	(7,300)	12,550	(7,296)
Total	**-**	**14,820**	**(7,300)**	**(7,300)**	**12,550**	**(7,296)**

(1) Hedge instruments consider the gross tax position;
(2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation.

Hedge instruments	12/31/2019						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
DDI futures	32,966	228	-	(12,329)	(12,292)	(37)	-
Forward	(2,990)	2,977	-	408	381	27	-
NDF	(11,525)	260	-	4,443	4,434	9	-
Financial Assets	(1,504)	1,523	-	258	260	(2)	-
Total	**16,947**	**4,988**	**-**	**(7,220)**	**(7,217)**	**(3)**	**-**

Hedge instruments	12/31/2018						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
DDI futures	27,990	-	113	(11,394)	(11,353)	(41)	-
Forward	(1,470)	1,059	-	764	726	38	-
NDF	(13,167)	255	-	3,198	3,189	9	-
Financial Assets	(803)	803	-	136	138	(2)	-
Total	**12,550**	**2,117**	**113**	**(7,296)**	**(7,300)**	**4**	**-**

(*) Amounts recorded under heading Derivatives Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.42

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variations in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	12/31/2019						
	Hedged Item					Hedge Instruments	
	Book Value (*)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386	-	7,642	-	256	7,386	(264)
Hedge of funding	-	7,436	-	8,195	(759)	7,436	775
Hedge of securities at fair value through other comprehensive income	4,482	-	4,574	-	92	4,609	(85)
Total	**11,868**	**7,436**	**12,216**	**8,195**	**(411)**	**19,431**	**426**

Strategies	12/31/2018						
	Hedged Item					Hedge Instruments	
	Book Value (*)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,066	-	7,119	-	53	7,066	(54)
Hedge of funding	-	9,124	-	9,167	(43)	9,124	43
Hedge of securities at fair value through other comprehensive income	5,391	-	5,483	-	93	5,401	(82)
Total	**12,457**	**9,124**	**12,602**	**9,167**	**103**	**21,591**	**(93)**

(*) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.43

Hedge Instruments	12/31/2019				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap [2]	19,431	766	4,636	426	15
Total	**19,431**	**766**	**4,636**	**426**	**15**

Hedge Instruments	12/31/2018				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swap	21,591	86	1,078	(93)	10
Total	**21,591**	**86**	**1,078**	**(93)**	**10**

(1) Amounts recorded under heading Derivatives financial instruments;

(2) In the period, the amount of R$ 408 is no longer qualified as hedge, with effect on result of R$ (15).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.44

The tables below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

Strategies	12/31/2019			12/31/2018		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	24,543	(37)	24,543	29,727	(21)	29,727
Hedge of highly probable forecast transactions	294	(11)	294	71	6	71
Hedge of net investment in foreign operations	16,947	4,988	14,396	12,550	2,230	14,820
Hedge of loan operations (Fair value)	7,386	(264)	7,386	7,066	(54)	7,066
Hedge of loan operations (Cash flow)	257	14	269	268	7	274
Hedge of funding (Fair value)	7,436	775	7,436	9,124	43	9,124
Hedge of funding (Cash flow)	4,590	(27)	4,617	3,105	82	3,200
Hedge of assets transactions	5,656	91	5,564	8,003	136	7,866
Hedge of Asset-backed securities under repurchase agreements	32,130	20	30,896	38,013	8	36,668
Hedge of assets denominated in UF	12,582	5	12,588	13,221	23	13,247
Hedge of securities at fair value through other comprehensive income	4,609	(85)	4,482	5,401	(82)	5,391
Total		**5,469**			**2,378**	

The table below shows the breakdown by maturity of the hedging strategies:

Strategies	12/31/2019							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	5,533	4,409	1,627	8,464	-	4,510	-	24,543
Hedge of highly probable forecast transactions	294	-	-	-	-	-	-	294
Hedge of net investment in foreign operations (*)	16,947	-	-	-	-	-	-	16,947
Hedge of loan operations (Fair value)	381	2,490	1,248	993	623	1,111	540	7,386
Hedge of loan operations (Cash flow)	27	156	74	-	-	-	-	257
Hedge of funding (Fair value)	299	152	375	423	129	4,220	1,838	7,436
Hedge of funding (Cash flow)	2,562	-	-	1,646	161	221	-	4,590
Hedge of assets transactions	-	3,671	1,985	-	-	-	-	5,656
Hedge of Asset-backed securities under repurchase agreements	6,225	18,739	812	5,621	-	733	-	32,130
Hedge of assets denominated in UF	9,628	2,954	-	-	-	-	-	12,582
Hedge of securities at fair value through other comprehensive income	4,230	-	28	-	-	351	-	4,609
Total	**46,126**	**32,571**	**6,149**	**17,147**	**913**	**11,146**	**2,378**	**116,430**

Strategies	12/31/2018							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	over 10 years	Total
Hedge of deposits and repurchase agreements	11,925	4,729	3,519	-	5,737	3,817	-	**29,727**
Hedge of highly probable forecast transactions	71	-	-	-	-	-	-	**71**
Hedge of net investment in foreign operations (*)	12,550	-	-	-	-	-	-	**12,550**
Hedge of loan operations (Fair value)	293	1,416	1,793	1,379	375	822	988	**7,066**
Hedge of loan operations (Cash flow)	-	28	162	78	-	-	-	**268**
Hedge of funding (Fair value)	1,590	297	154	391	377	3,972	2,343	**9,124**
Hedge of funding (Cash flow)	2,874	-	-	-	-	231	-	**3,105**
Hedge of assets transactions	6,346	-	1,657	-	-	-	-	**8,003**
Hedge of Asset-backed securities under repurchase agreements	26,943	5,838	1,517	-	3,715	-	-	**38,013**
Hedge of assets denominated in UF	12,241	924	56	-	-	-	-	**13,221**
Hedge of securities at fair value through other comprehensive income	4,223	-	-	-	-	1,178	-	**5,401**
Total	**79,056**	**13,232**	**8,858**	**1,848**	**10,204**	**10,020**	**3,331**	**126,549**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019
F.45

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	12/31/2019				12/31/2018			
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities (1a)	48,718	2,014	-	50,732	27,064	775	-	27,839
Other government securities	36	-	(36)	-	36	-	(36)	-
Government securities – abroad (1b)	**20,638**	**(64)**	**(3)**	**20,571**	**18,844**	**(70)**	**(2)**	**18,772**
Germany	23	-	-	23	22	-	-	22
Colombia	3,851	27	-	3,878	5,491	14	-	5,505
Chile	11,119	89	-	11,208	7,647	7	(1)	7,653
United States	2,758	(2)	-	2,756	2,634	(16)	-	2,618
France	-	-	-	-	891	-	-	891
Italy	328	1	-	329	-	-	-	-
Paraguay	1,957	(174)	(3)	1,780	1,601	(71)	(1)	1,529
Uruguay	602	(5)	-	597	557	(4)	-	553
Other	-	-	-	-	1	-	-	1
Corporate debt securities (1c)	**5,308**	**96**	**(47)**	**5,357**	**2,719**	**40**	**(47)**	**2,712**
Negotiable Shares	83	66	-	149	77	84	-	161
Bank deposit certificates	2,371	-	-	2,371	1,053	-	-	1,053
Securitized real estate loans	25	1	-	26	-	-	-	-
Debentures	387	(10)	(43)	334	44	-	(42)	2
Eurobonds and others	2,439	39	(1)	2,477	1,542	(44)	(2)	1,496
Other	3	-	(3)	-	3	-	(3)	-
Total	**74,700**	**2,046**	**(86)**	**76,660**	**48,663**	**745**	**(85)**	**49,323**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 27,864 (R$ 25,147 at 12/31/2018), b) R$ 590 (R$ 3,583 at 12/31/2018) and c) with no amount as of that date (R$ 237 at 12/31/2018), totaling R$ 28,454 (R$ 28,967 at 12/31/2018).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	12/31/2019		12/31/2018	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**10,258**	**10,272**	**10,666**	**10,684**
Non-stated maturity	83	149	77	161
Up to one year	10,175	10,123	10,589	10,523
Non-current	**64,442**	**66,388**	**37,997**	**38,639**
From one to five years	45,704	46,456	21,417	21,650
From five to ten years	11,101	11,649	11,906	12,029
After ten years	7,637	8,283	4,674	4,960
Total	**74,700**	**76,660**	**48,663**	**49,323**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	12/31/2019			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	83	66	-	149
Total	**83**	**66**	**-**	**149**

	12/31/2018			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	77	84	-	161
Total	**77**	**84**	**-**	**161**

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	12/31/2019		12/31/2018	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**83**	**149**	**77**	**161**
Non-stated maturity	83	149	77	161

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.46

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Expected loss 12/31/2019
Financial assets at fair value through other comprehensive income	**(85)**	**-**	**(1)**	**-**	**-**	**-**	**(86)**
Government securities - abroad	-	(2)	(1)	-	-	-	(3)
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	(36)
Corporate debt securities	**(49)**	**2**	**-**	**-**	**-**	**-**	**(47)**
Debentures	(43)	-	-	-	-	-	(43)
Eurobonds and others	(3)	2	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Expected loss 12/31/2018
Financial assets at fair value through other comprehensive income	**(84)**	**(1)**	**(2)**	**2**	**-**	**-**	**(85)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	(36)
Corporate debt securities	**(48)**	**(1)**	**(2)**	**2**	**-**	**-**	**(49)**
Debentures	(43)	-	-	-	-	-	(43)
Eurobond and others	(2)	(1)	(2)	2	-	-	(3)
Other	(3)	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	12/31/2019			12/31/2018		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities (1a)	**56,355**	**(52)**	**56,303**	**54,064**	**(58)**	**54,006**
Government securities – abroad	**17,226**	**-**	**17,226**	**6,700**	**(3)**	**6,697**
Colombia	335	-	335	356	(3)	353
Chile	621	-	621	256	-	256
Korea	3,427	-	3,427	1,385	-	1,385
Spain	4,984	-	4,984	2,411	-	2,411
United States	80	-	80	19	-	19
Mexico	7,763	-	7,763	2,258	-	2,258
Uruguay	16	-	16	15	-	15
Corporate debt securities (1b)	**59,538**	**(2,601)**	**56,937**	**49,631**	**(3,585)**	**46,046**
Rural product note	5,388	(47)	5,341	4,181	(178)	4,003
Bank deposit certificates	54	-	54	123	-	123
Real estate receivables certificates	5,844	(2)	5,842	9,876	(361)	9,515
Debentures	41,053	(2,532)	38,521	29,001	(3,013)	25,988
Eurobonds and others	1,083	(1)	1,082	4,005	(2)	4,003
Promissory notes	5,001	(3)	4,998	1,069	(14)	1,055
Other	1,115	(16)	1,099	1,376	(17)	1,359
Total	**133,119**	**(2,653)**	**130,466**	**110,395**	**(3,646)**	**106,749**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 9,583 (R$ 24,988 at 12/31/2018) and b) R$ 17,457 (R$ 8,860 at 12/31/2018), totaling R$ 27,040 (R$ 33,848 at 12/31/2018).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	12/31/2019		12/31/2018	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**30,113**	**29,766**	**14,661**	**14,119**
Up to one year	30,113	29,766	14,661	14,119
Non-current	**103,006**	**100,700**	**95,734**	**92,630**
From one to five years	57,120	56,178	51,820	50,970
From five to ten years	34,599	33,512	31,318	29,802
After ten years	11,287	11,010	12,596	11,858
Total	**133,119**	**130,466**	**110,395**	**106,749**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.47

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2019
Financial assets at amortized cost	**(223)**	**36**	**(38)**	**48**	**74**	**-**	**(75)**	**(20)**	**(198)**
Brazilian government securities	-	**7**	-	-	-	-	**(59)**	-	**(52)**
Government securities - other countries - Colombia	**(4)**	**5**	**(3)**	**2**	-	-	-	-	-
Corporate debt securities	**(219)**	**24**	**(35)**	**46**	**74**	-	**(16)**	**(20)**	**(146)**
Rural product note	(7)	4	(7)	1	-	-	-	-	(9)
Real estate receivables certificates	(2)	-	(4)	23	-	-	-	(19)	(2)
Debentures	(206)	19	(21)	20	74	-	(16)	(1)	(131)
Eurobond and others	(2)	-	-	1	-	-	-	-	(1)
Promissory notes	(2)	1	(3)	1	-	-	-	-	(3)

Stage 2	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2019
Financial assets at amortized cost	**(824)**	**82**	**(2)**	**66**	**75**	**619**	**(74)**	**-**	**(58)**
Brazilian government securities	**(59)**	-	-	-	**59**	-	-	-	-
Corporate debt securities	**(765)**	**82**	**(2)**	**66**	**16**	**619**	**(74)**	-	**(58)**
Rural product note	-	(8)	(2)	-	-	5	-	-	(5)
Debentures	(765)	90	-	66	16	614	(74)	-	(53)

Stage 3	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2019
Financial assets at amortized cost	**(2,599)**	**(35)**	**(193)**	**1,029**	**20**	**-**	**-**	**(619)**	**(2,397)**
Corporate debt securities	**(2,599)**	**(35)**	**(193)**	**1,029**	**20**	-	-	**(619)**	**(2,397)**
Rural product note	(173)	(3)	(50)	198	-	-	-	(5)	(33)
Real estate receivables certificates	(361)	16	-	326	19	-	-	-	-
Debentures	(2,037)	(48)	(127)	477	1	-	-	(614)	(2,348)
Promissory notes	(11)	-	-	11	-	-	-	-	-
Other	(17)	-	(16)	17	-	-	-	-	(16)

Stage 1	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2018
Financial assets at amortized cost	**(76)**	**(82)**	**(28)**	**14**	**-**	**-**	**(51)**	**-**	**(223)**
Government securities - other countries - Colombia	**(3)**	**1**	**(2)**	-	-	-	-	-	**(4)**
Corporate debt securities	**(73)**	**(83)**	**(26)**	**14**	-	-	**(51)**	-	**(219)**
Rural product note	(9)	5	(7)	4	-	-	-	-	(7)
Real estate receivables certificates	(9)	5	-	2	-	-	-	-	(2)
Debentures	(52)	(93)	(18)	8	-	-	(51)	-	(206)
Eurobond and others	(2)	-	-	-	-	-	-	-	(2)
Promissory notes	(1)	-	(1)	-	-	-	-	-	(2)

Stage 2	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2018
Financial assets at amortized cost	**(368)**	**(26)**	**(561)**	**6**	**51**	**74**	**-**	**-**	**(824)**
Brazilian government securities	**(65)**	**6**	-	-	-	-	-	-	**(59)**
Corporate debt securities	**(303)**	**(32)**	**(561)**	**6**	**51**	**74**	-	-	**(765)**
Rural product note	-	11	**(22)**	-	-	11	-	-	-
Real estate receivables certificates	(5)	(1)	-	-	-	6	-	-	-
Debentures	(284)	(30)	(539)	1	51	36	-	-	(765)
Eurobond and others	-	(5)	-	5	-	-	-	-	-
Other	(14)	(7)	-	-	-	21	-	-	-

Stage 3	Expected loss 12/31/2017	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2018
Financial assets at amortized cost	**(4,738)**	**742**	**(594)**	**2,065**	**-**	**-**	**-**	**(74)**	**(2,599)**
Corporate debt securities	**(4,738)**	**742**	**(594)**	**2,065**	-	-	-	**(74)**	**(2,599)**
Rural product note	(148)	(105)	(36)	127	-	-	-	(11)	(173)
Real estate receivables certificates	(2,046)	447	-	1,244	-	-	-	(6)	(361)
Debentures	(2,522)	401	(558)	678	-	-	-	(36)	(2,037)
Promissory notes	(22)	(5)	-	16	-	-	-	-	(11)
Others	-	4	-	-	-	-	-	(21)	(17)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.48

Note 10 - Loan and lease operations portfolio

a) Composition of loans and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and finance lease by type	12/31/2019	12/31/2018
Individuals	**240,490**	**212,564**
Credit card	91,676	78,255
Personal loan	34,892	29,543
Payroll loans	49,608	46,878
Vehicles	18,968	15,920
Mortgage loans	45,346	41,968
Corporate	**105,302**	**102,643**
Micro / Small and medium companies	**86,220**	**68,812**
Foreign loans - Latin America	**153,779**	**152,072**
Total loans and finance lease operations	**585,791**	**536,091**
Provision for Expected Loss (1)	(37,508)	(33,509)
Total loans and finance lease operations, net of allowance for Expected Credit Loss	**548,283**	**502,582**

(1) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303) (R$ (2,601) at 12/31/2018).

By maturity	12/31/2019	12/31/2018
Overdue as from 1 day	21,263	19,563
Falling due up to 3 months	165,028	144,812
Falling due from 3 months to 12 months	149,388	127,805
Falling due after 1 year	250,112	243,911
Total loans and finance lease operations	**585,791**	**536,091**

By concentration	12/31/2019	12/31/2018
Largest debtor	5,389	5,193
10 largest debtors	29,340	31,564
20 largest debtors	44,712	47,433
50 largest debtors	71,965	73,358
100 largest debtors	97,695	98,675

The breakdown of the loans and finance lease portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.49

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and finance lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2019
Individuals	177,488	(19,661)	(2,009)	8,680	-	-	35,409	199,907
Corporate	90,716	(854)	(90)	886	13	-	5,152	95,823
Micro / Small and medium companies	57,099	(5,534)	(770)	3,215	38	-	19,299	73,347
Foreign loans - Latin America	134,323	(12,022)	(1,001)	5,029	74	-	6,409	132,812
Total	459,626	(38,071)	(3,870)	17,810	125	-	66,269	501,889

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2019
Individuals	17,029	(8,680)	(7,579)	19,661	977	-	(2,338)	19,070
Corporate	2,222	(886)	(833)	854	6	-	(407)	956
Micro / Small and medium companies	5,875	(3,215)	(1,759)	5,534	477	-	268	7,180
Foreign loans - Latin America	11,768	(5,029)	(3,335)	12,022	731	-	(1,443)	14,714
Total	36,894	(17,810)	(13,506)	38,071	2,191	-	(3,920)	41,920

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2019
Individuals	18,047	-	(977)	2,009	7,579	(9,710)	4,565	21,513
Corporate	9,705	(13)	(6)	90	833	(884)	(1,202)	8,523
Micro / Small and medium companies	5,838	(38)	(477)	770	1,759	(1,995)	(164)	5,693
Foreign loans - Latin America	5,981	(74)	(731)	1,001	3,335	(1,710)	(1,549)	6,253
Total	39,571	(125)	(2,191)	3,870	13,506	(14,299)	1,650	41,982

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2019
Individuals	212,564	(9,710)	37,636	240,490
Corporate	102,643	(884)	3,543	105,302
Micro / Small and medium companies	68,812	(1,995)	19,403	86,220
Foreign loans - Latin America	152,072	(1,710)	3,417	153,779
Total	536,091	(14,299)	63,999	585,791

(*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of gross portfolio of loan and Lease Operations, segregated by stages:

Stage 1	Balance at 12/31/2017	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	161,364	(15,847)	(1,921)	5,820	-	-	28,072	177,488
Corporate	91,442	(726)	(137)	1,629	113	-	(1,605)	90,716
Micro / Small and medium companies	47,132	(4,891)	(742)	2,849	22	-	12,729	57,099
Foreign loans - Latin America	117,448	(10,913)	(1,261)	9,691	132	-	19,226	134,323
Total	417,386	(32,377)	(4,061)	19,989	267	-	58,422	459,626

Stage 2	Balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	13,032	(5,820)	(7,796)	15,847	1,018	-	748	17,029
Corporate	3,833	(1,629)	(1,032)	726	1,347	-	(1,023)	2,222
Micro / Small and medium companies	6,001	(2,849)	(1,610)	4,891	505	-	(1,063)	5,875
Foreign loans - Latin America	13,028	(9,691)	(3,025)	10,913	1,002	-	(459)	11,768
Total	35,894	(19,989)	(13,463)	32,377	3,872	-	(1,797)	36,894

Stage 3	Balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	18,989	-	(1,018)	1,921	7,796	(8,520)	(1,121)	18,047
Corporate	12,372	(113)	(1,347)	137	1,032	(1,172)	(1,204)	9,705
Micro / Small and medium companies	7,157	(22)	(505)	742	1,610	(2,471)	(673)	5,838
Foreign loans - Latin America	5,921	(132)	(1,002)	1,261	3,025	(1,384)	(1,708)	5,981
Total	44,439	(267)	(3,872)	4,061	13,463	(13,547)	(4,706)	39,571

Consolidated 3 Stages	Balance at 12/31/2017	Derecognition	Acquisition / (Settlement)	Closing balance at 12/31/2018
Individuals	193,385	(8,520)	27,699	212,564
Corporate	107,647	(1,172)	(3,832)	102,643
Micro / Small and medium companies	60,290	(2,471)	10,993	68,812
Foreign loans - Latin America	136,397	(1,384)	17,059	152,072
Total	497,719	(13,547)	51,919	536,091

(*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.50

c) Expected credit loss

Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Net increase) / Reversal	Closing balance at 12/31/2019
Individuals	(3,892)	846	282	(264)	-	-	(2,187)	(5,215)
Corporate	(531)	59	2	(170)	-	-	123	(517)
Micro / Small and medium companies	(1,112)	225	71	(136)	(10)	-	(119)	(1,081)
Foreign loans - Latin America	(1,396)	258	18	(160)	(40)	-	(33)	(1,353)
Total	**(6,931)**	**1,388**	**373**	**(730)**	**(50)**	**-**	**(2,216)**	**(8,166)**

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Net increase) / Reversal	Closing balance at 12/31/2019
Individuals	(2,116)	264	3,117	(846)	(155)	-	(3,075)	(2,811)
Corporate	(595)	170	269	(59)	-	-	109	(106)
Micro / Small and medium companies	(557)	136	490	(225)	(143)	-	(576)	(875)
Foreign loans - Latin America	(1,183)	160	562	(258)	(268)	-	(1,778)	(2,765)
Total	**(4,451)**	**730**	**4,438**	**(1,388)**	**(566)**	**-**	**(5,320)**	**(6,557)**

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Transfer to Stage 1	Transfer to Stage 2	Derecognition	(Net increase) / Reversal	Closing balance at 12/31/2019
Individuals	(8,417)	-	155	(282)	(3,117)	9,710	(9,476)	(11,427)
Corporate	(8,241)	-	-	(2)	(269)	884	1,260	(6,368)
Micro / Small and medium companies	(2,863)	10	143	(71)	(490)	1,995	(1,211)	(2,487)
Foreign loans - Latin America	(2,606)	40	268	(18)	(562)	1,710	(1,335)	(2,503)
Total	**(22,127)**	**50**	**566**	**(373)**	**(4,438)**	**14,299**	**(10,762)**	**(22,785)**

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	(Net increase) / Reversal (2)	Closing balance at 12/31/2019 (3)
Individuals	(14,425)	9,710	(14,738)	(19,453)
Corporate	(9,367)	884	1,492	(6,991)
Micro / Small and medium companies	(4,532)	1,995	(1,906)	(4,443)
Foreign loans - Latin America	(5,185)	1,710	(3,146)	(6,621)
Total	**(33,509)**	**14,299**	**(18,298)**	**(37,508)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the provision for Expected Loss in the amount of R$ 8.

(3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303)(R$ (2,601) at 12/31/2018).

Reconciliation of expected credit loss of loans and finance lease operations, segregated by stages:

Stage 1	Balance at 12/31/2017	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Net increase) / Reversal	Closing balance at 12/31/2018
Individuals	(3,834)	708	313	(388)	-	-	(691)	(3,892)
Corporate	(451)	7	1	(259)	(85)	-	256	(531)
Micro / Small and medium companies	(1,149)	213	75	(177)	(4)	-	(70)	(1,112)
Foreign loans - Latin America	(1,013)	142	20	(659)	(45)	-	159	(1,396)
Total	**(6,447)**	**1,070**	**409**	**(1,483)**	**(134)**	**-**	**(346)**	**(6,931)**

Stage 2	Balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Net increase) / Reversal	Closing balance at 12/31/2018
Individuals	(2,209)	388	3,258	(708)	(145)	-	(2,700)	(2,116)
Corporate	(1,174)	259	193	(7)	(147)	-	281	(595)
Micro / Small and medium companies	(701)	177	430	(213)	(195)	-	(55)	(557)
Foreign loans - Latin America	(1,223)	659	406	(142)	(405)	-	(478)	(1,183)
Total	**(5,307)**	**1,483**	**4,287**	**(1,070)**	**(892)**	**-**	**(2,952)**	**(4,451)**

Stage 3	Balance at 12/31/2017	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Net increase) / Reversal	Closing balance at 12/31/2018
Individuals	(8,787)	-	145	(313)	(3,258)	8,520	(4,724)	(8,417)
Corporate	(9,827)	85	147	(1)	(193)	1,172	376	(8,241)
Micro / Small and medium companies	(3,554)	4	195	(75)	(430)	2,471	(1,474)	(2,863)
Foreign loans - Latin America	(2,547)	45	405	(20)	(406)	1,384	(1,467)	(2,606)
Total	**(24,715)**	**134**	**892**	**(409)**	**(4,287)**	**13,547**	**(7,289)**	**(22,127)**

Consolidated 3 Stages	Balance at 12/31/2017	Derecognition	(Net increase) / Reversal	Closing balance at 12/31/2018 (2)
Individuals	(14,830)	8,520	(8,115)	(14,425)
Corporate	(11,452)	1,172	913	(9,367)
Micro / Small and medium companies	(5,404)	2,471	(1,599)	(4,532)
Foreign loans - Latin America	(4,783)	1,384	(1,786)	(5,185)
Total	**(36,469)**	**13,547**	**(10,587)**	**(33,509)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) Comprises expected loan losses for financial guarantees pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.51

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	12/31/2019		
	Payments receivable	Future financial income	Present value
Current	**1,899**	**(421)**	**1,478**
Up to 1 year	1,899	(421)	1,478
Non-current	**8,613**	**(2,640)**	**5,973**
From 1 to 2 years	1,535	(439)	1,096
From 2 to 3 years	1,223	(368)	855
From 3 to 4 years	982	(310)	672
From 4 to 5 years	1,001	(287)	714
Over 5 years	3,872	(1,236)	2,636
Total	**10,512**	**(3,061)**	**7,451**
Total at 12/31/2018	**10,525**	**(2,973)**	**7,552**

Financial lease revenues are composed of:

	01/01 to 12/31/2019
Financial Income	612
Variable payments	39
Total	**651**

e) Operations of securitization or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2019				12/31/2018			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	1,305	1,352	1,303	1,349	1,941	1,925	1,939	1,920
Working capital	1,211	1,213	1,207	1,208	2,140	2,140	2,128	2,128
Other			1	1	-	-	4	4
Total	**2,516**	**2,565**	**2,511**	**2,558**	**4,081**	**4,065**	**4,071**	**4,052**

(*) Under Interbank Market funds.

Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 403 in the period from January 1 to December 31, 2019 (R$ 372 from January 1 to December 31, 2018), net of the Allowance for Loan Losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.52

Note 11 - Investments in associates and joint ventures

a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING:

	12/31/2019	01/01 to 12/31/2019		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [(a)]	14,870	1,380	1	1,381
Joint ventures [(b)]	227	(65)	-	(65)
Total	**15,097**	**1,315**	**1**	**1,316**

	12/31/2018	01/01 to 12/31/2018			01/01 to 12/31/2017
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates [(a)]	11,802	798	-	798	578
Joint ventures [(b)]	217	(51)	-	(51)	(28)
Total	**12,019**	**747**	**-**	**747**	**550**

(a) At 12/31/2019, this includes interest in total capital and voting capital of the following companies: XP Inc. (46.05% total capital and 32.49% voting capital; resulting from the corporate reorganization of XP Investimentos which ownership interest was of 49.90% total capital and 30.06% voting capital at 12/31/2018); Pravaler S.A. (52.67% total capital and 42.49% voting capital); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11.20% total and voting capital; 11.20% at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (31.93% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018).

(b) At 12/31/2019, this includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companie's net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.53

Note 12 – Lease - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended December 31, 2019, total cash outflow with lease amounted to R$ 1,216. Lease agreements in the amount of R$ 579 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 12/31/2019 Current 879 Up to 1 year 879 Non-current 3,252 From 1 to 5 years 2,498 Over 5 years 754 Total future minimum payments (Note 18b) 4,131 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 12/31/2019 Sublease revenue 12 Depreciation expenses (1,060) Interest expenses (271) Lease expense for low value assets (82) Variable expenses not include in lease liabilities (81) Total (1,482) In the period from January 1 to December 31, 2019, there was an impairment adjustment of R$ (175), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.54 Note 12 – Lease - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended December 31, 2019, total cash outflow with lease amounted to R$ 1,216. Lease agreements in the amount of R$ 579 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 12/31/2019 Current 879 Up to 1 year 879 Non-current 3,252 From 1 to 5 years 2,498 Over 5 years 754 Total future minimum payments (Note 18b) 4,131 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 12/31/2019 Sublease revenue 12 Depreciation expenses (1,060) Interest expenses (271) Lease expense for low value assets (82) Variable expenses not include in lease liabilities (81) Total (1,482) In the period from January 1 to December 31, 2019, there was an impairment adjustment of R$ (175), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.54

Note 13 - Fixed assets

Fixed Assets for use	Fixed assets under construction	Real estate for own use		Other fixed assets for use					Total
		Land	Buildings	Improvements	Installations for use	Furniture and equipment for use	Data processing systems [1]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Acquisitions	473	14	38	60	10	68	868	90	1,621
Disposal	-	(8)	(30)	(97)	(10)	(7)	(534)	(5)	(691)
Exchange variation	(1)	-	(6)	(16)	(6)	(12)	(34)	(1)	(76)
Transfers	(278)	-	107	130	27	-	14	-	-
Other [2]	(16)	9	(155)	(4)	(280)	2	(78)	(2)	(524)
Balance at 12/31/2019	**734**	**1,099**	**3,065**	**2,560**	**1,729**	**1,260**	**9,564**	**1,335**	**21,346**
Depreciation									
Balance at 12/31/2018	**-**	**-**	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Depreciation expenses	-	-	(79)	(191)	(136)	(87)	(1,043)	(126)	(1,662)
Disposal	-	-	21	94	8	6	483	4	616
Exchange variation	-	-	5	8	4	6	21	1	45
Other [2]	-	-	159	4	267	-	131	1	562
Balance at 12/31/2019	**-**	**-**	**(1,823)**	**(1,755)**	**(1,147)**	**(909)**	**(7,536)**	**(983)**	**(14,153)**
Impairment									
Balance at 12/31/2018	-	-	-	-	-	-	-	-	-
Increase	-	-	-	-	-	-	(27)	-	(27)
Disposal	-	-	-	-	-	-	-	-	-
Balance at 12/31/2019	**-**	**-**	**-**	**-**	**-**	**-**	**(27)**	**-**	**(27)**
Book value									
Balance at 12/31/2019	**734**	**1,099**	**1,242**	**805**	**582**	**351**	**2,001**	**352**	**7,166**

(1) Includes finance lease contracts, mainly related to data processing equipment, which are accounted for as finance lease operations. Assets and the liabilities are recognized in the Financial Statements.

(2) Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.55

Fixed Assets for use [1]	Fixed assets under construction	Real estate for use [2]		Other fixed assets for use [2]					Total
		Land	Buildings	Improvements	Installations for use	Furniture and equipment for use	Data processing systems [3]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2017	**367**	**1,044**	**3,107**	**2,204**	**1,955**	**1,152**	**8,679**	**1,148**	**19,656**
Acquisitions	474	-	-	35	22	59	764	129	1,483
Disposal	-	(13)	(103)	(45)	(13)	(16)	(264)	(30)	(484)
Exchange variation	3	6	(2)	42	(8)	(5)	(12)	4	28
Transfers	(289)	-	66	122	39	-	62	-	-
Other [5]	1	47	43	129	(7)	19	99	2	333
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Depreciation									
Balance at 12/31/2017	-	-	**(1,893)**	**(1,375)**	**(1,151)**	**(715)**	**(6,411)**	**(752)**	**(12,297)**
Depreciation expenses	-	-	(80)	(183)	(155)	(97)	(909)	(121)	(1,545)
Disposal	-	-	24	32	5	11	236	29	337
Exchange variation	-	-	14	(24)	12	20	(5)	(3)	14
Other [5]	-	-	6	(120)	(1)	(53)	(39)	(16)	(223)
Balance at 12/31/2018	-	-	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Book value									
Balance at 12/31/2018 [4]	**556**	**1,084**	**1,182**	**817**	**698**	**375**	**2,200**	**390**	**7,302**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b 3.2 - Off balance sheet).

(2) Includes the amount of R$ 3 related to pledged real property.

(3) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements

(4) During de period, there was no impairment of assets recorded in Fixed assets.

(5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.56

Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates		8%	20%	20%	10 to 20%	
Cost						
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Acquisitions	-	-	789	1,187	715	2,691
Rescissions / derecognition	(26)	(4)	(93)	-	(130)	(253)
Exchange variation	(285)	22	(84)	-	6	(341)
Other [4]	5	(29)	40	-	20	36
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Amortization						
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Amortization expense [3]	-	(218)	(675)	(674)	(332)	(1,899)
Rescissions / derecognition	26	4	28	-	130	188
Exchange variation	-	(5)	45	-	(13)	27
Other [4]	-	29	(103)	-	(12)	(86)
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Impairment (Note 2.4h)						
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Increase	-	-	(4)	(27)	-	(31)
Derecognition	-	-	58	-	-	58
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Book value						
Balance at 12/31/2019	**11,158**	**1,461**	**2,522**	**2,849**	**1,729**	**19,719**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 273 achievable by 2020.

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses.

(4) Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.57

	Goodwill and intangible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates		8%	20%	20%	10 to 20%	
Cost						
Balance at 12/31/2017	**11,162**	**2,452**	**4,571**	**4,353**	**2,161**	**24,699**
Acquisitions	8	1	646	318	408	1,381
Rescissions / derecognition	-	(27)	(312)	(189)	(210)	(738)
Exchange variation	560	47	205	-	(4)	808
Other [4]	(266)	56	137	47	5	(21)
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Amortization						
Balance at 12/31/2017	**(23)**	**(647)**	**(1,998)**	**(1,267)**	**(984)**	**(4,919)**
Amortization expense [3]	-	(223)	(596)	(697)	(261)	(1,777)
Rescissions / derecognition	-	27	312	154	210	703
Exchange variation	-	(141)	(152)	-	16	(277)
Other [4]	(3)	117	(67)	(13)	4	38
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Impairment (Note 2.4h)						
Balance at 12/31/2017	**-**	**-**	**(54)**	**(343)**	**-**	**(397)**
Incresase	-	-	(167)	-	-	(167)
Exchange variation	-	-	(4)	-	-	(4)
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Book value						
Balance at 12/31/2018	**11,438**	**1,662**	**2,521**	**2,363**	**1,345**	**19,329**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020.

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses.

(4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.58

Note 15 - Deposits

	12/31/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**251,882**	**172,863**	**424,745**	**235,248**	**155,592**	**390,840**
Time deposits	104,458	172,708	277,166	95,914	155,386	251,300
Interbank	2,866	155	3,021	2,469	206	2,675
Savings deposits	144,558	-	144,558	136,865	-	136,865
Non-interest bearing deposits	**82,315**	**-**	**82,315**	**72,584**	**-**	**72,584**
Demand deposits	82,306	-	82,306	72,581	-	72,581
Others Deposits	9	-	9	3	-	3
Total	**334,197**	**172,863**	**507,060**	**307,832**	**155,592**	**463,424**

Note 16 – Financial liabilities designated at fair value through profit or loss

	12/31/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Shares	11	-	11	31	9	40
Debt securities	38	152	190	6	146	152
Total	**49**	**152**	**201**	**37**	**155**	**192**

The effect of credit risk of these instruments is not significant at 12/31/2019 and 12/31/2018.

Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.59

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	12/31/2019			12/31/2018		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**67,065**	**2,696**	**69,761**	**71,231**	**6,420**	**77,651**
Government securities	3.88% to 93.50% of CDI	46,271	-	46,271	46,676	4	46,680
Corporate debt securities	25% of CDI to 89% of CDI	17,665	-	17,665	9,051	-	9,051
Own issue	82.50% of CDI to 16.93%	2,831	2,427	5,258	15,156	6,261	21,417
Foreign	0.16% to 34.90%	298	269	567	348	155	503
Assets received as collateral	**3.80% to 4.40%**	**140,004**	**-**	**140,004**	**172,953**	**-**	**172,953**
Right to sell or repledge the collateral	**1.08% to IPCA + 6%**	**16,807**	**30,011**	**46,818**	**27,337**	**52,296**	**79,633**
Total		**223,876**	**32,707**	**256,583**	**271,521**	**58,716**	**330,237**

b) Interbank market funds

	Interest rate (p.a.)	12/31/2019			12/31/2018		
		Current	Non-current	Total	Current	Non-current	Total
Financial credit bills	4.94% to 17.68%	20,829	44,604	65,433	9,139	28,789	37,928
Real state credit bills	IPCA to 12.22%	6,194	1,441	7,635	6,465	3,081	9,546
Agribusiness credit bills	4.56 to 15%	14,543	6,661	21,204	9,586	8,427	18,013
Guaranteed real state notes	96% of CDI to 99.5% of CDI	-	4,320	4,320	-	1,227	1,227
Import and export financing	0% to 9.60%	60,530	4,092	64,622	42,685	7,365	50,050
On-lending-domestic	0% to 19.79%	7,921	3,727	11,648	5,301	12,605	17,906
Total		**110,017**	**64,845**	**174,862**	**73,176**	**61,494**	**134,670**

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institucional market funds

	Interest rate (p.a.)	12/31/2019			12/31/2018		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	LIBOR to IPCA + 4.63%	4,098	55,364	59,462	343	48,970	49,313
Obligations on securities abroad	(2.05)% to 30.13%	9,162	34,510	43,672	6,232	35,631	41,863
Raisings through Structured Operations Certificates (2)	2.62% to 11.12%	575	535	1,110	1,949	849	2,798
Total		**13,835**	**90,409**	**104,244**	**8,524**	**85,450**	**93,974**

(1) At 12/31/2019, the amount of R$ 36,627 (R$ 35,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013.

(2) At 12/31/2019, the market value of raisings through Structured Operations Certificates issued is R$ 1,204 (R$ 2,902 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.60

Note 18 - Other assets and liabilities

a) Other assets

	12/31/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Financial	**87,498**	**7,254**	**94,752**	**62,390**	**12,700**	**75,090**
Receivables from credit card issuers	42,395	-	42,395	36,491	-	36,491
Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e)	7,990	6,530	14,520	1,455	12,079	13,534
Trading and intermediation of securities	26,544	207	26,751	15,400	255	15,655
Income receivable	3,236	-	3,236	3,155	5	3,160
Credit Operations without credit granting characteristics, net amount	3,612	5	3,617	3,021	4	3,025
Insurance and reinsurance operations	836	511	1,347	899	356	1,255
Net amount receivables from reimbursement of provisions (Note 29d)	978	-	978	999	-	999
Deposits in guarantee of fund raisings abroad	1,864	1	1,865	970	1	971
Other	43	-	43	-	-	-
Non-financial	**12,920**	**1,771**	**14,691**	**7,969**	**1,313**	**9,282**
Sundry foreign	639	7	646	995	9	1,004
Prepaid expenses	3,288	1,038	4,326	2,642	546	3,188
Sundry domestic	2,916	9	2,925	1,579	27	1,606
Assets of post-employment benefits plans (Note 26e)	-	717	717	-	731	731
Lease right-of-use	3,808	-	3,808	-	-	-
Other	2,269	-	2,269	2,753	-	2,753

b) Other liabilities

	12/31/2019			12/31/2018		
	Current	Non-current	Total	Current	Non-current	Total
Financial	**113,024**	**4,057**	**117,081**	**95,639**	**1,790**	**97,429**
Credit card operations	87,361	-	87,361	78,803	-	78,803
Trading and intermediation of securities	18,062	65	18,127	9,167	172	9,339
Foreign exchange portfolio	1,245	-	1,245	634	-	634
Finance leases (Note 12)	139	3,992	4,131	-	-	-
Other	6,217	-	6,217	7,035	1,618	8,653
Non-financial	**26,275**	**2,063**	**28,338**	**24,931**	**1,079**	**26,010**
Funds in transit	10,573	11	10,584	10,015	27	10,042
Charging and collection of taxes and similar	335	-	335	476	-	476
Social and statutory	5,057	32	5,089	4,085	23	4,108
Deferred income	2,686	-	2,686	2,530	-	2,530
Sundry creditors - domestic	2,118	79	2,197	2,310	188	2,498
Personnel provision	1,569	75	1,644	1,606	63	1,669
Provision for sundry payments	1,761	63	1,824	1,670	81	1,751
Obligations on official agreements and rendering of payment services	1,114	-	1,114	1,155	-	1,155
Liabilities from post-employment benefits plans (Note 26e)	-	1,800	1,800	-	697	697
Other	1,062	3	1,065	1,084	-	1,084

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.61

Note 19 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of transfer of control, for inclusion in a public offering of shares, assuring them of a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

Meetings of the Board of Directors held on 02/22/2018, approved the cancellation of 14,424,206 of common shares of own issue and held in treasury, with no change in capital, by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve.

The Extraordinary Stockholders' Meeting (EGM) held on July 27, 2018 approved a 50% split in the Company's capital and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for easier comparability, the number of shares shown in this item are post-split.

A breakdown and changes in paid-in capital at the beginning and end of the period are shown below:

	12/31/2019			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2018	4,928,076,320	1,609,055,166	6,537,131,486	64,776
Residents abroad at 12/31/2018	30,214,039	3,236,789,823	3,267,003,862	32,372
Shares of capital stock at 12/31/2018	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Treasury shares at 12/31/2018 (1)	**-**	**83,614,426**	**83,614,426**	**(1,820)**
Result from delivery of treasury shares	-	(25,080,841)	(25,080,841)	546
Treasury shares at 12/31/2019 (1)	**-**	**58,533,585**	**58,533,585**	**(1,274)**
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	
Outstanding shares at 12/31/2018	**4,958,290,359**	**4,762,230,563**	**9,720,520,922**	

	12/31/2018			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2017	3,299,073,506	1,116,291,341	4,415,364,847	65,482
Residents abroad at 12/31/2017	20,877,606	2,114,271,985	2,135,149,591	31,666
Shares of capital stock at 12/31/2017	**3,319,951,112**	**3,230,563,326**	**6,550,514,438**	**97,148**
Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018	1,652,763,453	1,615,281,663	3,268,045,116	-
(-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018	(14,424,206)	-	(14,424,206)	-
Shares of capital stock at 12/31/2018	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2018	4,928,076,320	1,609,055,166	6,537,131,486	64,776
Residents abroad at 12/31/2018	30,214,039	3,236,789,823	3,267,003,862	32,372
Treasury shares at 12/31/2017 (1)	**14,424,206**	**71,459,714**	**85,883,920**	**(2,743)**
Purchase of shares	-	13,100,000	13,100,000	(510)
(-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018	(14,424,206)	-	(14,424,206)	534
Result from delivery of treasury shares	-	(29,623,265)	(29,623,265)	899
Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018	-	28,677,977	28,677,977	-
Treasury shares at 12/31/2018 (1)	**-**	**83,614,426**	**83,614,426**	**(1,820)**
Outstanding shares at 12/31/2018	**4,958,290,359**	**4,762,230,563**	**9,720,520,922**	
Outstanding shares at 12/31/2017 (2)	**4,958,290,359**	**4,738,655,417**	**9,696,945,776**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F-62

Below is the average cost of treasury shares and their market price in reais. On 2019, there was no acquisition of treasury shares. 01/01 to 12/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 12/31/2019 32.03 37.10 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.63 Below is the average cost of treasury shares and their market price in reais. On 2019, there was no acquisition of treasury shares. 01/01 to 12/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 12/31/2019 32.03 37.10 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.63

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	12/31/2019	12/31/2018	12/31/2017
Statutory net income	26,712	21,945	21,108
Adjustments:			
(-) Legal reserve - 5%	(1,336)	(1,097)	(1,055)
Dividend calculation basis	25,376	20,848	20,053
Minimun mandatory dividend - 25%	6,344	5,212	5,013
Dividends and Interest on Capital Paid / Accrued / Identified	**18,777**	**22,437**	**17,558**

II - Stockholders' compensation

	12/31/2019			
	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / prepaid		**9,274**	**-**	**9,274**
Dividends - 11 monthly installments from February to December 2019	0.0150	1,606	-	1,606
Dividends - paid on 08/23/2019	0.7869	7,668	-	7,668
Accrued (Recorded in Other Liabilities)		**512**	**(55)**	**457**
Dividends - 1 monthly installment paid on 01/02/2020	0.0150	146	-	146
Interest on capital - credited on 12/19/2019 to be paid until 04/30/2020	0.0376	366	(55)	311
Identified in Profit Reserve In Stockholders' Equity	**1.0067**	**9,811**	**(765)**	**9,046**
Total from 01/01 to 12/31/2019		**19,597**	**(820)**	**18,777**

	12/31/2018			
	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / prepaid		**5,921**	**(122)**	**5,799**
Dividends - 11 monthly installments from February to December 2018	0,0150	1,069	-	1,069
Dividends - paid on 08/30/2018	0.6240	4,041	-	4,041
Interest on capital - paid on 08/30/2018	0.1252	811	(122)	689
Accrued (Recorded in Other Liabilities)		**248**	**(15)**	**233**
Dividends - 1 monthly installment paid on 01/02/2019	0,0150	145	-	145
Interest on capital - credited on 12/27/2018 to be paid until 04/30/2019	0.0106	103	(15)	88
Identified in Profit Reserve In Stockholders' Equity	**1.8001**	**17,498**	**(1,093)**	**16,405**
Total from 01/01 to 12/31/2018		**23,667**	**(1,230)**	**22,437**

	12/31/2017			
	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / prepaid		**3,666**	**(389)**	**3,277**
Dividends - 11 monthly installments from February to December 2017	0,0150	1,074	-	1,074
Interest on capital - paid on 08/25/2017	0,3990	2,592	(389)	2,203
Accrued (Recorded in Other Liabilities)		**1,877**	**(140)**	**1,737**
Dividends - 1 monthly installment paid on 01/02/2018	0,0150	98	-	98
Dividends provision	0.1304	843	-	843
Interest on capital, credited on 12/28/2017 to be paid until 04/30/2018	0.1445	936	(140)	796
Identified in Revenue Reserve In Stockholders' Equity	**2.1126**	**13,658**	**(1,114)**	**12,544**
Total from 01/01 to 12/31/2017		**19,201**	**(1,643)**	**17,558**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.64

c) Capital reserves and profit reserves

I - Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation.

II - Appropriated reserves

	12/31/2019	12/31/2018	12/31/2017
Capital reserves	**285**	**285**	**285**
Premium on subscription of shares	284	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1	1
Profit reserves	**12,663**	**13,195**	**12,214**
Legal [(1)]	11,326	9,989	8,892
Statutory [(2)]	3,043	(2,775)	589
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)	(10,925)
Special profit reserves [(3)]	9,811	17,498	13,658
Total reserves at parent company	**12,948**	**13,480**	**12,499**

(1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the yield flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared after 12/31/2019, 12/31/2018 and 12/31/2017.

III - Unappropriated reserves

Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Net Income	
	12/31/2019	12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018
Itaú CorpBanca (Note 3)	11,270	11,645	504	539
Itaú CorpBanca Colômbia S.A. (Note 3)	406	1,268	(16)	(2)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	446	364	131	105
Luizacred S.A. Soc. Cred. Financiamento Investimento	295	288	20	44
Other	123	119	61	46
Total	**12,540**	**13,684**	**700**	**732**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.65

Note 20 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving management and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on stock-based payment plans are presented in the table below:

	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Partner Plan	(242)	(226)	(234)
Variable compensation plan	(384)	(377)	(302)
Total	**(626)**	**(603)**	**(536)**

I – Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 12/31/2019	01/01 to 12/31/2018
	Quantity	Quantity
Opening balance	**48,871,182**	**51,074,441**
New	8,096,700	9,912,356
Delivered	(15,627,167)	(11,597,420)
Cancelled	(2,035,504)	(518,195)
Closing balance	**39,305,211**	**48,871,182**
Weighted average of remaining contractual life (years)	1.59	2.52
Market value weighted average (R$)	**25.49**	**26.22**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.66

II- Variable compensation

In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive's permanence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 12/31/2019	01/01 to 12/31/2018
	Quantity	Quantity
Opening balance	**25,016,145**	**31,229,973**
New	9,794,250	10,552,225
Delivered	(14,237,280)	(16,611,521)
Cancelled	(352,181)	(154,532)
Closing balance	**20,220,934**	**25,016,145**
Market value weighted average (R$)	**37.55**	**34.04**

III – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan ("Simple Options"), which has been discontinued, and only vested options remain.

Simple options have the following characteristics:

a) **Exercise price:** calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3.

b) **Vesting period:** determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years.

Summary of changes in the Simple options plan

	01/01 to 12/31/2019		01/01 to 12/31/2018	
	Quantity	Weighted average exercise price	Quantity	Weighted average exercise price
Opening balance	**3,089,599**	**22.11**	**24,514,359**	**25.21**
Options vested at the end of the period	3,089,599	22.11	24,514,359	25.21
Options:				
Canceled / Forfeited (*)	(72,318)	24.36	(352,085)	29.29
Exercised	(3,017,281)	22.68	(21,072,675)	28.26
Closing balance	**-**	**-**	**3,089,599**	**22.11**
Options vested at the end of the period	-	-	3,089,599	22.11
Range of exercise prices		22.95		14.47 - 29.51
Weighted average of the remaining contractual life (in years)		-		0.99
Market value weighted average (R$)		**36.34**		**33.98**

(*) Refers to non-vesting based on the beneficiary's decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.67

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income

	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Central Bank compulsory deposits	4,734	5,063	7,201
Interbank deposits	1,173	1,080	744
Securities purchased under agreements to resell	16,197	17,365	25,711
Financial assets at fair value through other comprehensive income	10,758	9,194	8,886
Financial assets at amortized cost	2,582	2,614	3,017
Loans	81,046	73,640	75,568
Other financial assets	1,033	1,368	1,576
Total	**117,523**	**110,324**	**122,703**

b) Interest and similar expense

	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Deposits	(18,559)	(17,484)	(13,340)
Securities sold under repurchase agreements	(20,473)	(20,889)	(33,087)
Interbank market funds	(13,231)	(13,587)	(10,059)
Institutional market funds	(6,837)	(6,773)	(6,852)
Financial expense from technical provisions for insurance and private pension plans	(16,720)	(11,815)	(14,918)
Other	(138)	(64)	(74)
Total	**(75,958)**	**(70,612)**	**(78,330)**

c) Adjustment to Fair Value of Financial Assets and Liabilities

	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Financial assets at fair value through profit or loss	3,628	(4,110)	2,138
Derivatives (*)	(70)	(260)	2,028
Financial assets designated at fair value through profit or loss	(64)	(218)	180
Financial assets at fair value through other comprehensive income	628	(254)	(128)
Financial liabilities designated at fair value	(24)	8	(37)
Total	**4,098**	**(4,834)**	**4,181**

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2019, ITAÚ UNIBANCO HOLDING derecognized R$ 992 Expected Losses, with loss of R$ (1) for Financial Assets – Fair Value through Other Comprehensive Income and reversal of R$ 993 for Financial Assets – Amortized Cost.

Note 22 - Banking service fees

	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Fees from credit and debit card services	15,425	15,394	14,802
Current account services	10,730	10,017	9,589
Asset management fees	6,332	5,013	4,141
Fees for guarantees issued and credit lines	1,706	1,768	1,783
Collection commissions	1,543	1,506	1,378
Brokerage commission	999	618	606
Other	2,297	2,493	2,149
Total	**39,032**	**36,809**	**34,448**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.68

Note 23 - General and administrative expenses

	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Personnel expenses (*)	**(28,415)**	**(24,846)**	**(23,276)**
Compensation	(9,548)	(10,226)	(9,305)
Employee profit sharing	(5,183)	(4,425)	(3,836)
Welfare benefits	(3,856)	(3,764)	(3,374)
Provision for labor claims and Dismissals	(5,640)	(2,907)	(3,427)
Payroll charges	(3,276)	(3,011)	(2,832)
Share-based compensation plan (Note 20)	(242)	(226)	(234)
Training	(178)	(253)	(232)
Other	(492)	(34)	(36)
Administrative expenses	**(15,912)**	**(17,268)**	**(16,289)**
Third party services	(4,571)	(4,482)	(4,161)
Data processing and telecommunications	(4,278)	(4,273)	(4,152)
Installations	(2,068)	(3,306)	(3,132)
Advertising, promotions and publicity	(1,325)	(1,419)	(1,167)
Financial services expenses	(798)	(790)	(833)
Security	(744)	(754)	(723)
Transportation	(364)	(350)	(339)
Materials	(330)	(339)	(350)
Travel expenses	(240)	(232)	(214)
Other	(1,194)	(1,323)	(1,218)
Depreciation and Amortization	**(4,630)**	**(3,332)**	**(3,034)**
Other expenses	**(12,055)**	**(12,092)**	**(10,895)**
Selling - credit cards	(4,958)	(4,285)	(3,753)
Claims losses	(825)	(675)	(596)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(719)	(632)	(495)
Provision for civil lawsuits (Note 29)	(848)	(464)	(1,519)
Provision for tax and social security lawsuits	(1,898)	(328)	(953)
Refund of interbank costs	(307)	(272)	(288)
Impairment	(233)	(167)	(504)
Other	(2,267)	(5,269)	(2,787)
Total	**(61,012)**	**(57,538)**	**(53,494)**

(*) Includes the effects of the Voluntary Severance Program, totaling R$ 2,385.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.69

Note 24 – Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	15.00%

Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution expense calculation:

Due on operations for the period	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Net income before income tax and social contribution	**31,243**	**30,608**	**30,582**
Charges (income tax and social contribution) at the rates in effect	(12,497)	(13,774)	(13,762)
Increase / decrease in income tax and social contribution charges arising from:			
Share of profit or (loss) of associates and joint ventures net	372	147	169
Foreign exchange variation on investments abroad	711	4,381	397
Interest on capital	3,012	3,791	3,873
Corporate reorganizations (Note 2.4 a IV)	-	628	628
Dividends and interest on external debt bonds	543	516	420
Other nondeductible expenses net of non taxable income (*)	(1,233)	1,747	3,736
Income tax and social contribution expenses	**(9,092)**	**(2,564)**	**(4,539)**
Related to temporary differences			
Increase / (reversal) for the period	5,750	(2,650)	(2,888)
Increase / (reversal) of prior periods	(88)	245	70
(Expenses) / Income related to deferred taxes	5,662	(2,405)	(2,818)
Total income tax and social contribution expenses	**(3,430)**	**(4,969)**	**(7,357)**

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.70

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2018	Realization / Reversal	Increase	12/31/2019
Reflected in income	**37,252**	**(13,667)**	**19,795**	**43,380**
Provision for expected loss	18,563	(4,712)	9,009	22,860
Relating to tax losses and social contribution loss carryforwards	4,391	(2,339)	533	2,585
Provision for profit sharing	1,844	(1,844)	2,162	2,162
Provision for devaluation of securities with permanent impairment	1,729	(902)	703	1,530
Provisions	4,464	(1,552)	3,296	6,208
Civil lawsuits	1,586	(651)	478	1,413
Labor claims	2,037	(790)	2,004	3,251
Tax and social security lawsuits	841	(111)	814	1,544
Goodwill on purchase of investments	60	(60)	-	-
Legal obligations	676	(57)	104	723
Adjustments of operations carried out on the futures settlement market	98	(98)	84	84
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	631	(631)	738	738
Provision relating to health insurance operations	343	-	5	348
Other	4,453	(1,472)	3,161	6,142
Reflected in stockholders' equity	**1,888**	**(509)**	**975**	**2,354**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	383	(163)	546	766
Cash flow hedge	1,149	(93)	131	1,187
Other	356	(253)	298	401
Total (1)(2)(3)	**39,140**	**(14,176)**	**20,770**	**45,734**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

(3) The deferred tax asset balance comprises its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

	12/31/2017	Realization / Reversal	Increase	12/31/2018
Reflected in income	**48,810**	**(23,511)**	**11,953**	**37,252**
Provision for expected loss	24,686	(9,746)	3,623	18,563
Relating to tax losses and social contribution loss carryforwards	7,595	(3,649)	445	4,391
Provision for profit sharing	1,829	(1,829)	1,844	1,844
Provision for devaluation of securities with permanent impairment	2,228	(1,843)	1,344	1,729
Provisions	5,194	(2,124)	1,394	4,464
Civil lawsuits	1,974	(610)	222	1,586
Labor claims	2,200	(1,280)	1,117	2,037
Tax and social security lawsuits	1,020	(234)	55	841
Goodwill on purchase of investments	141	(163)	82	60
Legal obligations	488	(61)	249	676
Adjustments of operations carried out in futures settlement market	277	(277)	98	98
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	429	(429)	631	631
Provision relating to health insurance operations	341	(5)	7	343
Other	5,602	(3,385)	2,236	4,453
Reflected in stockholders' equity	**2,192**	**(785)**	**481**	**1,888**
Corporate reorganizations (Note 2,4 a IV)	628	(628)	-	-
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	327	(157)	213	383
Cash flow hedge	983	-	166	1,149
Other	254	-	102	356
Total (*)	**51,002**	**(24,296)**	**12,434**	**39,140**

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.71

II - The provision for deferred tax and contributions and respective changes are as follows:

	12/31/2018	Realization / reversal	Increase	12/31/2019
Reflected in income	**6,144**	**(3,863)**	**4,329**	**6,610**
Depreciation in excess – finance lease	346	(144)	-	202
Adjustment of escrow deposits and provisions	1,348	(29)	212	1,531
Post-employment benefits	287	(56)	51	282
Adjustments of operations carried out on the futures settlement market	923	(923)	1,330	1,330
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,790	(1,790)	1,149	1,149
Taxation of results abroad – capital gains	659	(142)	64	581
Other	791	(779)	1,523	1,535
Reflected in stockholders' equity	**662**	**(262)**	**868**	**1,268**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	474	(107)	861	1,228
Cash flow hedge	168	(142)	4	30
Post-employment benefits	7	-	3	10
Other	13	(13)	-	-
Total (*)	**6,806**	**(4,125)**	**5,197**	**7,878**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

	12/31/2017	Realization / reversal	Increase	12/31/2018
Reflected in income	**14,569**	**(11,385)**	**2,960**	**6,144**
Depreciation in excess – finance lease	613	(267)	-	346
Adjustment of escrow deposits and provisions	1,280	(11)	79	1,348
Post-employment benefits	304	(143)	126	287
Adjustments of operations carried out on the futures settlement market	1,421	(1,421)	923	923
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	7,592	(7,592)	1,790	1,790
Taxation of results abroad – capital gains	1,973	(1,314)	-	659
Other	1,386	(637)	42	791
Reflected in stockholders' equity	**955**	**(311)**	**18**	**662**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	767	(302)	9	474
Cash flow hedge	166	-	2	168
Post-employment benefits	9	(9)	7	7
Other	13	-	-	13
Total (*)	**15,524**	**(11,696)**	**2,978**	**6,806**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.72

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2020	12,987	30%	1,184	46%	14,171	31%	(1,487)	19%	12,684	33%
2021	10,614	25%	177	7%	10,791	23%	(614)	8%	10,177	27%
2022	6,598	15%	44	2%	6,642	15%	(542)	7%	6,100	16%
2023	4,276	10%	37	1%	4,313	9%	(284)	3%	4,029	11%
2024	2,062	5%	559	21%	2,621	6%	(437)	6%	2,184	6%
After 2024	6,612	15%	584	23%	7,196	16%	(4,514)	57%	2,682	7%
Total	**43,149**	**100%**	**2,585**	**100%**	**45,734**	**100%**	**(7,878)**	**100%**	**37,856**	**100%**
Present value (*)	**40,354**		**2,381**		**42,735**		**(6,923)**		**35,812**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At December 31, 2018, temporary effects brought by Law nº. 13,169/2015 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were accounted based on their likelihood of realization. At December 31, 2019, deferred tax assets not accounted for correspond to R$ 605 and result from Management's evaluation of their perspectives of realization in the long term (there are no unaccounted deferred tax assets at 12/31/2018).

c) Tax liabilities

	12/31/2019	12/31/2018
Taxes and contributions on income payable	3,083	615
Other Taxes and Contributions payable	914	1,443
Provision for deferred income tax and social contribution (Note 24b II)	1,058	447
Other	2,836	2,779
Total	**7,891**	**5,284**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.73

Note 25 – Earnings per share

a) Basic earning per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Net income attributable to owners of the parent company	**27,113**	**24,907**	**23,193**
Minimum non-cumulative dividends on preferred shares	(105)	(104)	(105)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(110)
Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners:			
Common	13,693	12,599	11,828
Preferred	13,206	12,095	11,150
Total net income available to equity owners:			
Common	13,802	12,708	11,938
Preferred	13,311	12,199	11,255
Weighted average number of shares outstanding			
Common	4,958,290,359	4,958,290,359	5,021,834,934
Preferred	4,781,855,588	4,759,872,085	4,734,030,111
Earnings per share - Basic – R$			
Common	2.78	2.56	2.38
Preferred	2.78	2.56	2.38

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Net income available to preferred equity owners	**13,311**	**12,199**	**11,255**
Dividends on preferred shares after dilution effects	64	72	76
Net income available to preferred equity owners considering preferred shares after the dilution effect	**13,375**	**12,271**	**11,331**
Net income available to ordinary equity owners	**13,802**	**12,708**	**11,938**
Dividend on preferred shares after dilution effects	(64)	(72)	(76)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**13,738**	**12,636**	**11,862**
Adjusted weighted average of shares			
Common	4,958,290,359	4,958,290,359	5,021,834,934
Preferred	4,826,925,107	4,815,473,777	4,796,645,028
Preferred	4,781,855,588	4,759,872,085	4,734,030,111
Incremental as per share-based payment plans	45,069,519	55,601,692	62,614,917
Diluted earnings per share – R$			
Common	2.77	2.55	2.36
Preferred	2.77	2.55	2.36

Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 538,312 preferred shares at 12/31/2017. In the years 2019 and 2018 there was no such effect.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.74

Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined;

- Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjusted to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Itaú Unibanco Foundation – Suplementary Pension - FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Main Retirement Plan Itaú Unibanco Itaú Defined Benefit Plan REDECARD Retirement Plan ITAUCARD Defined Benefit Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan Itaulam Supplementary Plan Supplementary Retirement Plan Itaú Unibanco Itaú Defined Contribution Plan REDECARD Supplementary Retirement Plan ITAUCARD Supplementary Retirement Plan	Variable Contribution
FUNBEP Multisponsored Pension Fund	Benefit Plan I Benefit Plan II	Defined Benefit Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.75

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	12/31/2019	12/31/2018
Discount rate (1)	7.64% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover	Itaú Experience 2008/2010 (3)	Itaú Experience 2008/2010 (3)
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.76

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Fixed income securities	**20,672**	**18,065**	**90.93%**	**96.05%**
Quoted in an active market	20,366	17,775	89.59%	94.51%
Non quoted in an active market	306	290	1.34%	1.54%
Variable income securities	**1,392**	**24**	**6.12%**	**0.13%**
Quoted in an active market	1,384	18	6.09%	0.09%
Non quoted in an active market	8	6	0.03%	0.04%
Structured investments	**65**	**59**	**0.29%**	**0.31%**
Quoted in an active market	-	1	0.00%	0.01%
Non quoted in an active market	65	58	0.29%	0.30%
Real estate	**529**	**578**	**2.33%**	**3.07%**
Loans to participants	**74**	**82**	**0.33%**	**0.44%**
Total	**22,732**	**18,808**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to group companies, with a fair value of R$ 445 (R$ 487 at 12/31/2018).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	12/31/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	22,732	1,475	-	24,207
2 - Actuarial liabilities	(19,713)	-	(967)	(20,680)
3 - Asset restriction (*)	(3,761)	(849)	-	(4,610)
4 - Net amount recognized in the balance sheet	**(742)**	**626**	**(967)**	**(1,083)**
Amount recognized in Assets (Note 18a)	91	626	-	717
Amount recognized in Liabilities (Note 18b)	(833)	-	(967)	(1,800)

	12/31/2018			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	18,808	1,604	-	20,412
2 - Actuarial liabilities	(15,493)	-	(282)	(15,775)
3 - Asset restriction (*)	(3,664)	(939)	-	(4,603)
4 - Net amount recognized in the balance sheet	**(349)**	**665**	**(282)**	**34**
Amount recognized in Assets (Note 18a)	66	665	-	731
Amount recognized in Liabilities (Note 18b)	(415)	-	(282)	(697)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.77

f) Change in the net amount recognized in the balance sheet

	12/31/2019								
	BD and CV plans				CD plans			Ohter post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**
Amounts recognized in income (loss) (1+2+3)	**1,769**	**(1,514)**	**(355)**	**(100)**	**151**	**(91)**	**60**	**(459)**	**(499)**
1 - Cost of current service	-	(75)	-	(75)	-	-	-	-	(75)
2 - Cost of past service	-	-	-	-	-	-	-	(418)	(418)
3 - Net interest (1)	1,769	(1,439)	(355)	(25)	151	(91)	60	(41)	(6)
Amounts recognized in stockholders´ equity (4+5+6)	**3,239**	**(3,884)**	**258**	**(387)**	**(178)**	**181**	**3**	**(261)**	**(645)**
4 - Effects on asset ceiling	-	-	384	384	-	176	176	-	560
5 - Remeasurements (2) (3)	3,245	(3,907)	(126)	(788)	(178)	5	(173)	(261)	(1,222)
6 - Exchange variation	(6)	23	-	17	-	-	-	-	17
Other (7+8+9+10)	**(1,084)**	**1,178**	**-**	**94**	**(102)**	**-**	**(102)**	**35**	**27**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,178)	1,178	-	-	-	-	-	35	35
9 - Contributions and investments from sponsor	84	-	-	84	(102)	-	(102)	-	(18)
10 - Contributions from parcipants	10	-	-	10	-	-	-	-	10
Amounts at end of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**

	12/31/2018								
	BD and CV plans				CD plans			Ohter post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588**	**(14,491)**	**(3,217)**	**(120)**	**1,634**	**(912)**	**722**	**(257)**	**345**
Amounts recognized in income (loss) (1+2+3)	**1,700**	**(1,454)**	**(321)**	**(75)**	**157**	**(90)**	**67**	**(25)**	**(33)**
1 - Cost of current service	-	(69)	-	(69)	-	-	-	-	(69)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest (1)	1,700	(1,385)	(321)	(6)	157	(90)	67	(25)	36
Amounts recognized in stockholders´ equity (4+5+6)	**580**	**(688)**	**(126)**	**(234)**	**(102)**	**63**	**(39)**	**(19)**	**(292)**
4 - Effects on asset ceiling	-	-	(126)	(126)	-	63	63	-	(63)
5 - Remeasurements (2) (3)	566	(683)	-	(117)	(102)	-	(102)	(19)	(238)
6 - Exchange variation	14	(5)	-	9	-	-	-	-	9
Other (7+8+9+10)	**(1,060)**	**1,140**	**-**	**80**	**(85)**	**-**	**(85)**	**19**	**14**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,140)	1,140	-	-	-	-	-	19	19
9 - Contributions and investments from sponsor	69	-	-	69	(85)	-	(85)	-	(16)
10 - Contributions from parcipants	11	-	-	11	-	-	-	-	11
Amounts at end of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**

(1) Corresponds to the amount calculated at 01/01/2019 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018 the rate used was 9.98% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 5,014 (R$ 2,226 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.78

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2020	01/01 to 12/31/2019	01/01 to 12/31/2018
Retirement plan - FIU	52	45	58
Retiremente plan - FUNBEP	5	8	11
Total	**57**	**53**	**69**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2020	2021	2022	2023	2024	2025 to 2029
Pension plan - FIU	11.89	837	866	894	922	952	5,190
Pension plan - FUNBEP	10.69	425	439	454	469	483	2,582
Other post-employment benefits	9.25	26	26	26	26	26	126
Total		**1,288**	**1,331**	**1,374**	**1,417**	**1,461**	**7,898**

(*) Average duration of plan´s actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV retirement plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)	Present value of liability	Income	Stockholders´ equity (Other Comprehensive Income) (*)
Interest rate						
Increase by 0.5%	(977)	-	319	(36)	-	36
Decrease by 0.5%	1,104	-	(421)	41	-	(41)
Mortality rate						
Increase by 5%	(258)	-	88	(13)	-	13
Decrease by 5%	357	-	(94)	17	-	(17)
Medical inflation						
Increase by 1%	-	-	-	87	-	(87)
Decrease by 1%	-	-	-	(69)	-	69

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.79

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.80 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.80

- **Mathematical provisions for benefits granted (PMBC)** - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF)** - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC)** - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

- **Provision for redemptions and other amounts to be regularized (PVR)** - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR)** - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %			Loss ratio %		
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Group accident insurance	35.1	34.3	38.0	6.8	9.4	7.8
Individual accident insurance	18.8	14.1	12.5	24.1	20.8	23.5
Commercial multiple peril	21.2	21.1	21.2	29.8	29.3	36.4
Domestic Credit Insurance	0.6	0.7	0.9	56.8	134.5	139.6
Critical or terminal diseases	27.0	16.1	10.7	24.4	17.5	21.1
Extended Guarantee	61.8	62.0	62.1	5.5	13.9	16.0
Credit Life Insurance	23.7	20.4	18.7	18.0	18.3	16.9
Random Events	23.5	20.3	16.3	26.3	17.1	18.4
Multiple Peril	46.4	48.1	57.8	60.2	53.3	27.2
Mortagage Insurance in market policies – Credit Life	20.0	20.4	20.7	17.3	15.3	13.0
Group life	23.2	15.1	8.3	34.4	33.2	24.2

b) Revenues from insurance premiuns and private pension

Main lines	Premiums and contributions		
	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Group accident insurance	867	689	666
Individual accident	222	280	289
Commercial multiple peril	50	52	53
Internal Credit	68	78	64
Serious or terminal diseases	211	188	172
Disability Savings Pension	269	291	319
PGBL	2,282	2,193	2,084
Credit Life	946	879	621
Income from aleatory events	227	235	177
Multiple risks	290	209	151
Home Insurance in Market Policies – Credit Life	324	288	272
Traditional	115	122	129
VGBL	12,335	17,154	20,318
Group life	947	937	990
Other lines	471	502	571
Total	**19,624**	**24,097**	**26,876**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.81

c) Technical provisions balances

	12/31/2019			12/31/2018		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,343	13	2,356	2,111	13	2,124
Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC)	205	212,272	212,477	195	195,348	195,543
Redemptions and Other Unsettled Amounts (PVR)	13	318	331	12	298	310
Financial surplus (PEF)	2	611	613	2	605	607
Unsettled claims (PSL)	570	48	618	642	43	591
Claims / events incurred but not reported (IBNR)	277	22	299	254	25	373
Related Expenses (PDR)	28	89	117	31	98	129
Other	250	1,273	1,523	562	948	1,510
Total	**3,688**	**214,646**	**218,334**	**3,809**	**197,378**	**201,187**

d) Change in technical provisions

	12/31/2019			12/31/2018		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance	**3,809**	**197,378**	**201,187**	**3,464**	**177,768**	**181,232**
(+) Additions arising from premiums / contributions	4,634	15,008	19,642	4,340	19,764	24,104
(-) Risk adjustments	(4,216)	(273)	(4,489)	(3,937)	(297)	(4,234)
(-) Payment of claims / benefits	(1,349)	(566)	(1,915)	(1,184)	(580)	(1,764)
(+) Reported claims	1,465	-	1,465	1,325	-	1,325
(-) Redemptions	-	(15,623)	(15,623)	(1)	(13,771)	(13,772)
(+/-) Net Portability	-	1,754	1,754	-	3,758	3,758
(+) Adjustment of reserves and financial surplus	10	16,507	16,517	9	11,622	11,631
(+/-) Other (increase / reversal)	(665)	461	(204)	(207)	(886)	(1,093)
Closing balance	**3,688**	**214,646**	**218,334**	**3,809**	**197,378**	**201,187**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.82

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	12/31/2019	12/31/2018
Opening Balance	**409**	**253**
Increase	1,156	1,001
Amortization	(1,070)	(845)
Closing Balance	**495**	**409**
Balance to be amortized in up to 12 months	389	334
Balance to be amortized after 12 months	106	75

VI - Table of Claims Development

The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis:

Provision for unsettled claims (PSL)	**618**
(-) IBNER	258
(-) Reinsurance	37
(-) Retrocession and other estimates	(17)
Liability claims presented in the claims development table (a + b)	**340**

a) Administratives claims

Occurrence date	12/31/2015	12/31/2016	12/31/2017	12/31/2018	12/31/2019	Total
At the end of reporting period	1,009	938	934	993	1,149	
After 1 year	1,054	981	977	1,012		
After 2 years	1,082	1,001	975			
After 3 years	1,091	1,078				
After 4 years	1,084					
Current estimate	1,084	1,078	975	1,012	1,149	
Accumulated payments through base date	1,075	1,061	961	994	1,028	5,119
Liabilities recognized in the balance sheet	10	17	14	18	121	180
Liabilities in relation to prior periods						17
Total administratives claims						**197**

b) Judicial claims

Occurrence date	12/31/2015	12/31/2016	12/31/2017	12/31/2018	12/31/2019	Total
At the end of reporting period	30	26	28	16	20	
After 1 year	41	35	40	33		
After 2 years	52	43	51			
After 3 years	64	55				
After 4 years	71					
Current estimate	71	55	51	33	20	
Accumulated payments through base date	61	44	44	27	14	190
Liabilities recognized in the balance sheet	10	11	8	7	6	42
Liabilities in relation to prior periods						101
Total judicial claims						**143**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.83

VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2019, 2018 and 2017. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.84 VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2019, 2018 and 2017. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.84

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the carrying values and estimated fair values for financial instruments:

		12/31/2019		12/31/2018	
		Carrying value	Estimated fair value	Carrying value	Estimated fair value
Cash and cash equivalents	(a)	30,367	30,367	37,159	37,159
Financial assets		**1,501,481**	**1,513,562**	**1,424,876**	**1,433,116**
Central Bank compulsory deposits	(a)	91,248	91,248	94,148	94,148
At Amortized Cost		1,010,644	1,022,725	994,759	1,002,999
Interbank deposits	(b)	34,583	34,622	26,420	26,510
Securities purchased under agreements to resell	(a)	198,428	198,428	280,136	280,136
Securities	(c)	133,119	135,891	110,395	112,171
Loan and Financial Lease	(d)	585,791	595,061	536,091	542,465
Other financial assets	(e)	94,752	94,752	75,090	75,090
(-) Provision for Expected Loss		(36,029)	(36,029)	(33,373)	(33,373)
At Fair Value Through Other Comprehensive Income		76,660	76,660	49,323	49,323
Securities	(c)	76,660	76,660	49,323	49,323
At Fair Value Through Profit or Loss		322,929	322,929	286,646	286,646
Securities	(c)	281,075	281,075	263,180	263,180
Derivatives	(c)	41,854	41,854	23,466	23,466
Financial liabilities		**1,211,999**	**1,214,196**	**1,151,237**	**1,150,700**
At Amortized Cost		1,159,830	1,162,027	1,119,734	1,119,197
Deposits	(b)	507,060	507,110	463,424	463,363
Securities sold under repurchase agreements	(a)	256,583	256,583	330,237	330,237
Interbank market funds	(b)	174,862	174,949	134,670	134,533
Institutional market funds	(b)	104,244	106,304	93,974	93,635
Other financial liabilities	(e)	117,081	117,081	97,429	97,429
At Fair Value Through Profit or Loss		48,029	48,029	27,711	27,711
Derivatives	(c)	47,828	47,828	27,519	27,519
Structured notes		201	201	192	192
Provision for Expected Loss		4,140	4,140	3,792	3,792
Loan Commitments		3,303	3,303	2,601	2,601
Financial Guarantees		837	837	1,191	1,191

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 81,733 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 968 (R$ 1,168 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.85

The methods and assumptions used to estimate the fair value are defined below: a) Cash and cash equivalents, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. Options: determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.86 The methods and assumptions used to estimate the fair value are defined below: a) Cash and cash equivalents, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. Options: determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.86

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.87 Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.87

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	12/31/2019				12/31/2018			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**234,583**	**43,738**	**1,719**	**280,040**	**224,872**	**34,206**	**2,833**	**261,911**
Investment funds	318	7,949	-	8,267	2,003	2,323	-	4,326
Brazilian government securities	216,167	3,444	-	219,611	213,816	3,242	-	217,058
Government securities – other countries	**1,520**	**-**	**-**	**1,520**	**1,517**	**562**	**-**	**2,079**
Argentina	318	-	-	318	1,129	-	-	1,129
Chile	488	-	-	488	147	155	-	302
Colombia	409	-	-	409	-	207	-	207
United States	141	-	-	141	117	-	-	117
Italy	-	-	-	-	-	115	-	115
Mexico	57	-	-	57	120	-	-	120
Paraguay	2	-	-	2	-	1	-	1
Peru	8	-	-	8	-	-	-	-
Uruguay	97	-	-	97	-	84	-	84
Other	-	-	-	-	4	-	-	4
Corporate debt securities	**16,578**	**32,345**	**1,719**	**50,642**	**7,536**	**28,079**	**2,833**	**38,448**
Negotiable Shares	9,847	4,790	-	14,637	6,175	2,003	1,268	9,446
Bank deposit certificates	-	792	-	792	1	968	-	969
Real estate receivables certificates	-	-	1,444	1,444	-	-	1,411	1,411
Debentures	4,667	7,763	225	12,655	168	4,707	85	4,960
Eurobonds and others	2,064	102	7	2,173	1,192	173	31	1,396
Financial credit bills	-	18,501	13	18,514	-	19,719	5	19,724
Promissory notes	-	313	-	313	-	435	-	435
Other	-	84	30	114	-	74	33	107
Financial assets at fair value through other comprehensive income	**72,455**	**4,171**	**34**	**76,660**	**30,680**	**18,643**	**-**	**49,323**
Brazilian government securities	49,879	853	-	50,732	27,038	801	-	27,839
Government securities – other countries	**20,571**	**-**	**-**	**20,571**	**2,448**	**16,324**	**-**	**18,772**
Germany	23	-	-	23	22	-	-	22
Chile	11,208	-	-	11,208	-	7,653	-	7,653
Colombia	3,878	-	-	3,878	-	5,505	-	5,505
United States	2,756	-	-	2,756	2,425	193	-	2,618
France	-	-	-	-	-	891	-	891
Italy	329	-	-	329	-	-	-	-
Paraguay	1,780	-	-	1,780	-	1,529	-	1,529
Uruguay	597	-	-	597	-	553	-	553
Other	-	-	-	-	1	-	-	1
Corporate debt securities	**2,005**	**3,318**	**34**	**5,357**	**1,194**	**1,518**	**-**	**2,712**
Negotiable Shares	149	-	-	149	161	-	-	161
Bank deposit certificates	-	2,371	-	2,371	-	1,053	-	1,053
Real estate receivables certificates	-	-	26	26			-	-
Debentures	334	-	-	334	-	2	-	2
Eurobonds and others	1,522	947	8	2,477	1,033	463	-	1,496
Financial assets designated at fair value through profit or loss	**1,035**	**-**	**-**	**1,035**	**1,269**	**-**	**-**	**1,269**
Brazilian external debt bonds	1,035	-	-	1,035	1,269	-	-	1,269
Financial liabilities designated at fair value through profit or loss	**-**	**201**	**-**	**201**	**-**	**192**	**-**	**192**
Structured notes	-	201	-	201	-	192	-	192

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	12/31/2019				12/31/2018			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**14**	**41,737**	**103**	**41,854**	**15**	**23,309**	**142**	**23,466**
Swap Contract– adjustment receivable	-	26,426	32	26,458	-	13,003	90	13,093
Options Contract	-	8,385	71	8,456	-	4,163	52	4,215
Forwards Contract	-	2,162	-	2,162	-	1,835	-	1,835
Credit derivatives - financial Institutions	-	167	-	167	-	120	-	120
NDF - Non Deliverable Forward	-	4,446	-	4,446	-	3,711	-	3,711
Other derivative financial instruments	14	151	-	165	15	477	-	492
Liabilities	**(7)**	**(47,736)**	**(85)**	**(47,828)**	**(22)**	**(27,471)**	**(26)**	**(27,519)**
Swap Contract – adjustment payable	-	(32,881)	(46)	(32,927)	-	(19,513)	(3)	(19,516)
Options Contract	-	(9,022)	(39)	(9,061)	-	(3,906)	(23)	(3,929)
Forwards Contract	-	(754)	-	(754)	-	(470)	-	(470)
Credit derivatives - financial Institutions	-	(40)	-	(40)	-	(140)	-	(140)
NDF - Non Deliverable Forward	-	(4,971)	-	(4,971)	-	(3,384)	-	(3,384)
Other derivative financial instruments	(7)	(68)	-	(75)	(22)	(58)	-	(80)

There were no significant transfer between Level 1 and Level 2 during the period of December 31, 2019. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.88

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analyses of information received are conducted, so as to understand the nature of inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 48,110 in financial instruments classified as Level 2, on December 31, 2019, a pricing service or brokers were used to price securities to the value of R$ 8,812, substantially represented by: Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.89 Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analyses of information received are conducted, so as to understand the nature of inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 48,110 in financial instruments classified as Level 2, on December 31, 2019, a pricing service or brokers were used to price securities to the value of R$ 8,812, substantially represented by: Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.89

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 12/31/2019 income comprehensive income Financial assets at fair value through profit (1,300) 2,833 - 1,755 (90 (667) 1,7192) (30 7) or loss Corporate securities 2,833 (1,300) - 1,755 (907) (662) 1,719 (307) Negotiable shares 1,268 (285) - - - (983) - - Real estate receivables certificates 1,411 29 (487) - 573 (53) - 1,444 Debentures 85 (504) - 604 (222) 262 225 (336) Eurobonds and others 31 - (4) - 3 (51) 28 7 Financial credit bills 5 6 - 8 (6) - 13 - Other 33 - (26) - 567 (575) 31 30 Financial assets at fair value through other 43 - (47 76) (68 30 ) 34 (2) comprehensive income Corporate securities - 43 (47) 76 (68) 30 34 (2) Real estate receivables certificates - - - 26 - - 26 - Debentures - (2) 6 50 (54) - - 1 Eurobonds and other - 45 (53) - (14) 30 8 (3) Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 12/31/2019 income comprehensive income (78 142 -) 274 (15 (79 6) 103) (1) Derivatives - assets Swap Contract– adjustment receivable 90 21 - 2 (2) (79) 32 31 Options Contract 52 (99) - 272 (154) - 71 (32) (17 (26) -) (19 172 6) (18 (85) (2) ) Derivatives - liabilities Swap Contract – adjustment payable (3) (51) - (10) 36 (18) (46) (17) Options Contract (23) 34 - (186) 136 - (39) 15 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit 3,947 (37 -7) 90 (35 (47 3) 2,8334) (61 8) or loss Brazilian government securities 1 (1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Negotiable shares 2,019 34 - - (203) (582) 1,268 (442) Real estate receivables certificates 1,795 (359) - 57 (89) 7 1,411 19 Debentures 122 (41) - - (53) 57 85 (196) Eurobonds and others - - 2 - 20 (2) 11 31 Financial credit bills - - - - - 5 5 - Other 10 (12) - 13 (6) 28 33 1 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Purchases Settlements and / or out of Recognized in 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income (3) 436 - 205 (25 (24 4) 1422) 61 Derivatives - Assets Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 - 205 (223) 2 52 - Other derivative financial instruments 1 - - - (1) - - 40 (103) - (14 141 8) 44 (26 6 ) Derivatives - Liabilities Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.90 Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 12/31/2019 income comprehensive income Financial assets at fair value through profit (1,300) 2,833 - 1,755 (90 (667) 1,7192) (30 7) or loss Corporate securities 2,833 (1,300) - 1,755 (907) (662) 1,719 (307) Negotiable shares 1,268 (285) - - - (983) - - Real estate receivables certificates 1,411 29 (487) - 573 (53) - 1,444 Debentures 85 (504) - 604 (222) 262 225 (336) Eurobonds and others 31 - (4) - 3 (51) 28 7 Financial credit bills 5 6 - 8 (6) - 13 - Other 33 - (26) - 567 (575) 31 30 Financial assets at fair value through other 43 - (47 76) (68 30 ) 34 (2) comprehensive income Corporate securities - 43 (47) 76 (68) 30 34 (2) Real estate receivables certificates - - - 26 - - 26 - Debentures - (2) 6 50 (54) - - 1 Eurobonds and other - 45 (53) - (14) 30 8 (3) Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 12/31/2019 income comprehensive income (78 142 -) 274 (15 (79 6) 103) (1) Derivatives - assets Swap Contract– adjustment receivable 90 21 - 2 (2) (79) 32 31 Options Contract 52 (99) - 272 (154) - 71 (32) (17 (26) -) (19 172 6) (18 (85) (2) ) Derivatives - liabilities Swap Contract – adjustment payable (3) (51) - (10) 36 (18) (46) (17) Options Contract (23) 34 - (186) 136 - (39) 15 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income Financial assets at fair value through profit 3,947 (37 -7) 90 (35 (47 3) 2,8334) (61 8) or loss Brazilian government securities 1 (1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Negotiable shares 2,019 34 - - (203) (582) 1,268 (442) Real estate receivables certificates 1,795 (359) - 57 (89) 7 1,411 19 Debentures 122 (41) - - (53) 57 85 (196) Eurobonds and others - - 2 - 20 (2) 11 31 Financial credit bills - - - - - 5 5 - Other 10 (12) - 13 (6) 28 33 1 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Purchases Settlements and / or out of Recognized in 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income (3) 436 - 205 (25 (24 4) 1422) 61 Derivatives - Assets Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 - 205 (223) 2 52 - Other derivative financial instruments 1 - - - (1) - - 40 (103) - (14 141 8) 44 (26 6 ) Derivatives - Liabilities Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.90

Sensitivity analyses of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for non-linear assets:

Sensitivity – Level 3 Operations		12/31/2019		12/31/2018	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(0.9)	(0.0)	(0.4)	(1.2)
	II	(23.3)	(0.3)	(9.3)	(29.3)
	III	(46.1)	(0.6)	(18.6)	(57.8)
Shares	I	-	-	(63.4)	-
	II	-	-	(126.8)	-
Nonlinear	I	(22.6)	-	(48.2)	-
	II	(43.2)	-	(89.3)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Non linear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: There are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable.

Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.91

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.92 I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.92

Below are the changes in civil, labor and other risks provisions:

	01/01 to 12/31/2019			
	Civil	Labor	Other risks	Total
Opening balance	**4,426**	**6,821**	**573**	**11,820**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(226)	(957)	-	(1,183)
Subtotal	**4,200**	**5,864**	**573**	**10,637**
Adjustment / Interest (Note 23)	122	1,024	-	1,146
Changes in the period reflected in income (Note 23)	726	3,160	403	4,289
Increase (*)	1,177	3,325	435	4,937
Reversal	(451)	(165)	(32)	(648)
Payment	(1,631)	(2,449)	-	(4,080)
Subtotal	**3,417**	**7,599**	**976**	**11,992**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	216	980	-	1,196
Closing balance	**3,633**	**8,579**	**976**	**13,188**
Current	**1,662**	**2,451**	**976**	**5,089**
Non-current	**1,971**	**6,128**	**-**	**8,099**

(*) Includes the effects of the Voluntary Severance Program.

	01/01 to 12/31/2018			
	Civil	Labor	Other risks	Total
Opening balance	**5,300**	**7,283**	**150**	**12,733**
(-) Provisions guaranteed by indemnity clause (Note 2.4.n)	(243)	(998)	-	(1,241)
Subtotal	**5,057**	**6,285**	**150**	**11,492**
Adjustment / Interest (Note 23)	145	508	-	653
Changes in the period reflected in income (Note 23)	319	1,982	423	2,724
Increase	774	2,152	425	3,351
Reversal	(455)	(170)	(2)	(627)
Payment	(1,321)	(2,911)	-	(4,232)
Subtotal	**4,200**	**5,864**	**573**	**10,637**
(+) Provisions guaranteed by indemnity clause (Note 2.4.n)	226	957	-	1,183
Closing balance	**4,426**	**6,821**	**573**	**11,820**
Current	**1,350**	**2,911**	**573**	**4,834**
Non-current	**3,076**	**3,910**	**-**	**6,986**

IV- Tax proceedings and legal obligations

Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	01/01 to 12/31/2019	01/01 to 12/31/2018
Opening balance	**6,793**	**7,003**
(-) Provisions guaranteed by indemnity clause (Note 2.4 n)	(68)	(66)
Subtotal	**6,725**	**6,937**
Adjustment / Interest (*)	779	384
Changes in the period reflected in income	843	(259)
Increase (*)	1,135	392
Reversal (*)	(292)	(651)
Payment	(151)	(337)
Subtotal	**8,196**	**6,725**
(+) Provisions guaranteed by indemnity clause (Note 2.4 n)	70	68
Closing balance	**8,266**	**6,793**
Current	**83**	**107**
Non-current	**8,183**	**6,686**

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.93

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: INSS – Non-compensatory Amounts – R$ 1,913: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 671; CSLL – Isonomy – R$ 1,389: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,379; PIS and COFINS – Calculation basis – R$ 640: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 611. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,264 (R$ 3,879 at December 31, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 251 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 28,959, and the main cases are described below: INSS – Non-compensatory Amounts – R$ 5,009: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,115: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; IRPJ and CSLL – Goodwill – Deduction – R$ 3,307: the deductibility of goodwill for future expected profitability on the acquisition of investments; ISS – Banking Institutions – R$ 3,239: the levy and/or payment place of ISS for certain banking revenues are discussed; PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,199: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,762: cases in which the liquidity and the certainty of credits offset are discussed; IRPJ and CSLL – Disallowance of Losses – R$ 1,164: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 685 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.94 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: INSS – Non-compensatory Amounts – R$ 1,913: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the court deposit is R$ 671; CSLL – Isonomy – R$ 1,389: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,379; PIS and COFINS – Calculation basis – R$ 640: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 611. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,264 (R$ 3,879 at December 31, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 251 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 28,959, and the main cases are described below: INSS – Non-compensatory Amounts – R$ 5,009: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,115: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; IRPJ and CSLL – Goodwill – Deduction – R$ 3,307: the deductibility of goodwill for future expected profitability on the acquisition of investments; ISS – Banking Institutions – R$ 3,239: the levy and/or payment place of ISS for certain banking revenues are discussed; PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,199: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,762: cases in which the liquidity and the certainty of credits offset are discussed; IRPJ and CSLL – Disallowance of Losses – R$ 1,164: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 685 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.94

d) Accounts Receivables – Reimbursement of Provisions

The receivables balance arising from reimbursements of contingencies totals R$ 978 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	12/31/2019				12/31/2018
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 18a)	1,532	2,378	10,610	14,520	13,534
Quotas	647	418	83	1,148	2,169
Surety	60	63	3,100	3,223	1,880
Insurance bond	1,678	914	12,275	14,867	12,103
Guarantee by government securities	17	-	79	96	539
Total	**3,934**	**3,773**	**26,147**	**33,854**	**30,225**

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.95

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.96 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.96

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: Requirements for impairment testing of financial assets are based on the expected loan losses model; Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.97 Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: Requirements for impairment testing of financial assets are based on the expected loan losses model; Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.97

b) Consolidated Statement of Managerial Result

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to December 31, 2019

	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**79,227**	**30,650**	**9,913**	**119,790**	**(2,711)**	**117,079**
Interest margin [1]	46,764	18,778	9,088	74,630	(5,280)	69,350
Revenues from banking services	25,411	11,306	590	37,307	1,725	39,032
Income from insurance and private pension operations before claim and selling expenses	7,052	566	235	7,853	(3,300)	4,553
Other revenues	-	-	-	-	4,144	4,144
Cost of Credit	**(16,072)**	**(2,082)**	**-**	**(18,154)**	**882**	**(17,272)**
Claims	**(1,206)**	**(59)**	**-**	**(1,265)**	**(30)**	**(1,295)**
Operating margin	**61,949**	**28,509**	**9,913**	**100,371**	**(1,859)**	**98,512**
Other operating income / (expenses)	**(41,430)**	**(15,403)**	**(986)**	**(57,819)**	**(9,450)**	**(67,269)**
Non-interest expenses [2]	(36,346)	(13,940)	(365)	(50,651)	(10,361)	(61,012)
Tax expenses for ISS, PIS and COFINS and Other	(5,084)	(1,463)	(621)	(7,168)	(404)	(7,572)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	1,315	1,315
Net income before income tax and social contribution	**20,519**	**13,106**	**8,927**	**42,552**	**(11,309)**	**31,243**
Income tax and social contribution	(7,095)	(3,856)	(2,545)	(13,496)	10,066	(3,430)
Non-controlling interest in subsidiaries	(198)	(444)	(51)	(693)	(7)	(700)
Net income	**13,226**	**8,806**	**6,331**	**28,363**	**(1,250)**	**27,113**
Total assets (*) - 12/31/2019	**1,056,275**	**682,271**	**147,901**	**1,738,713**	**(101,232)**	**1,637,481**
Total liabilities - 12/31/2019	**1,013,186**	**625,614**	**104,799**	**1,595,865**	**(107,849)**	**1,488,016**
(*) Includes:						
Investments in associates and joint ventures	1,911	-	13,666	15,577	(480)	15,097
Fixed assets, net	5,252	1,160	-	6,412	754	7,166
Goodwill and Intangible assets, net	6,681	7,645	-	14,326	5,393	19,719

(1) Includes interest and similar income, expenses and dividend of R$ 64,325, net gains (loss) on investment securities and derivatives of R$ 4,098 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 927.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (4,630).

(3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.98

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to December 31, 2018

	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**72,182**	**29,389**	**10,246**	**111,817**	**(7,617)**	**104,200**
Interest margin [1]	40,243	18,930	9,912	69,085	(8,380)	60,705
Revenues from banking services	25,131	9,810	138	35,079	1,730	36,809
Income from insurance and private pension operations before claim and selling expenses	6,808	649	196	7,653	(3,692)	3,961
Other revenues	-	-	-	-	2,725	2,725
Cost of Credit	**(12,526)**	**(1,540)**	**-**	**(14,066)**	**5,112**	**(8,954)**
Claims	**(1,160)**	**(68)**	**-**	**(1,228)**	**-**	**(1,228)**
Operating margin	**58,496**	**27,781**	**10,246**	**96,523**	**(2,505)**	**94,018**
Other operating income / (expenses)	**(40,002)**	**(15,217)**	**(1,070)**	**(56,289)**	**(7,121)**	**(63,410)**
Non-interest expenses [2]	(35,296)	(13,817)	(331)	(49,444)	(8,094)	(57,538)
Tax expenses for ISS, PIS and COFINS and Other	(4,706)	(1,400)	(739)	(6,845)	226	(6,619)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	747	747
Net income before income tax and social contribution	**18,494**	**12,564**	**9,176**	**40,234**	**(9,626)**	**30,608**
Income tax and social contribution	(6,939)	(3,829)	(2,964)	(13,732)	8,763	(4,969)
Non-controlling interest in subsidiaries	(184)	(550)	(35)	(769)	37	(732)
Net income	**11,371**	**8,185**	**6,177**	**25,733**	**(826)**	**24,907**
Total assets (*) - 12/31/2018	**1,042,145**	**655,393**	**142,853**	**1,649,613**	**(96,816)**	**1,552,797**
Total liabilities - 12/31/2018	**1,005,194**	**597,528**	**93,546**	**1,505,490**	**(103,159)**	**1,402,331**
(*) Includes:						
Investments in associates and joint ventures	1,220	-	11,438	12,658	(639)	12,019
Fixed assets, net	5,526	879	-	6,405	897	7,302
Goodwill and Intangible assets, net	6,845	8,178	-	15,023	4,306	19,329

(1) Includes interest and similar income,expenses and dividend of R$ 62,565, net gains (loss) on investment securities and derivatives of R$ (4,834) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,974.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,332).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.99

ITAÚ UNIBANCO HOLDING S.A.
From January 1 to December 31, 2017

	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**69,921**	**28,748**	**10,623**	**109,292**	**2,231**	**111,523**
Interest margin [1]	38,570	19,426	10,515	68,511	2,731	71,242
Revenues from banking services	24,096	8,876	42	33,014	1,434	34,448
Income from insurance and private pension operations before claim and selling expenses	7,255	446	66	7,767	(3,068)	4,699
Other revenues	-	-	-	-	1,134	1,134
Cost of Credit	**(12,166)**	**(5,829)**	**(6)**	**(18,001)**	**(1,773)**	**(19,774)**
Claims	**(1,222)**	**(53)**	**-**	**(1,275)**	**83**	**(1,192)**
Operating margin	**56,533**	**22,866**	**10,617**	**90,016**	**541**	**90,557**
Other operating income / (expenses)	**(37,601)**	**(14,523)**	**(1,647)**	**(53,771)**	**(6,204)**	**(59,975)**
Non-interest expenses [2]	(33,186)	(13,265)	(831)	(47,282)	(6,212)	(53,494)
Tax expenses for ISS, PIS and COFINS and Other	(4,415)	(1,258)	(816)	(6,489)	(542)	(7,031)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	550	550
Net income before income tax and social contribution	**18,932**	**8,343**	**8,970**	**36,245**	**(5,663)**	**30,582**
Income tax and social contribution	(7,107)	(2,412)	(1,775)	(11,294)	3,937	(7,357)
Non-controlling interest in subsidiaries	(166)	117	(23)	(72)	40	(32)
Net income	**11,659**	**6,048**	**7,172**	**24,879**	**(1,686)**	**23,193**
Total assets (*) - 12/31/2017	**970,137**	**604,384**	**119,309**	**1,503,503**	**(67,264)**	**1,436,239**
Total liabilities - 12/31/2017	**934,835**	**548,185**	**71,873**	**1,364,566**	**(72,683)**	**1,291,883**
(*) Includes:						
Investments in associates and joint ventures	1,168	-	3,986	5,154	(99)	5,055
Fixed assets, net	5,105	1,290	-	6,395	964	7,359
Goodwill and Intangible assets, net	8,739	7,694	-	16,433	2,950	19,383

(1) Includes net interest and similar income and expenses of R$ 67,311, net gain (loss) on investment securities and derivatives of R$ 4,181 and foreign exchange results and exchange variation on transactions of abroad R$ (250).

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,034).

(3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.100

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2019			12/31/2018		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	16,123	10,762	26,885	15,435	11,196	26,631

	01/01 to 12/31/2019			01/01 to 12/31/2018			01/01 to 12/31/2017		
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	117,541	27,767	145,308	108,362	22,955	131,317	131,689	17,883	149,572
Income from insurance and private pension operations before claim and selling expenses	4,423	130	4,553	3,812	149	3,961	4,551	148	4,699
Revenues from banking services	35,283	3,749	39,032	33,211	3,598	36,809	31,296	3,152	34,448

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad.
(2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;
- The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. (1) and Alpargatas S.A.;
- Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Inc.;
- Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;
- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Itaú para Educação e Cultura Foundation (2) – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

  Itaú Cultural Institute(3) – promotes and disseminates Brazilian culture in the country and abroad.

  Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

  Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions.

  Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

- **Itaú Cubo Coworking Association** – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.101

(1) Entity merged into Itaúsa Investimentos Itaú S.A..

(2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute.

(3) Entity merged into Itaú para Educação e Cultura Foundation.

a) Transactions with related parties:

		ITAÚ UNIBANCO HOLDING				
	Annual rate	Assets / (Liabilities)		Revenue / (Expenses)		
		12/31/2019	12/31/2018	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Short-term interbank investments		**1,000**	**-**	**58**	**-**	**-**
Other	4.4%	1,000	-	58	-	-
Loans		**83**	**144**	**6**	**187**	**6**
Alpargatas S.A.	2.35% to 6% / 2% + CDI	30	49	1	3	6
Other	113% CDI	53	95	5	184	-
Derivative financial instruments - assets and liabilities		**99**	**-**	**-**	**(138)**	**-**
Investment funds		99	-	-	-	-
Other		-	-	-	(138)	-
Deposits		**-**	**(70)**	**(1)**	**(10)**	**(1)**
Olimpia Promoção e Serviços S.A.		-	-	(1)	(1)	(1)
Other		-	(70)	-	(9)	-
Deposits received under securities repurchase agreements		**(374)**	**(29)**	**(14)**	**(2)**	**(2)**
Duratex S.A.	76% to 97.50% CDI	(43)	(19)	(2)	(1)	(1)
Other	75% to 96% CDI / 3.75%	(331)	(10)	(12)	(1)	(1)
Amounts receivable from (payable to) related companies / Revenues from banking services and general and administritative (expenses)		**(151)**	**(126)**	**3**	**50**	**37**
ConectCar Soluções de Mobilidade Eletrônica S.A.		(46)	(34)	7	4	3
Itaú Unibanco Foundation - Supplementary Pensions		(93)	(98)	43	51	37
Itaúsa Investimentos Itaú S.A.		1	-	(28)	6	5
Olimpia Promoção e Serviços S.A.		(5)	(3)	(31)	(25)	(18)
Other		(8)	9	12	14	10
Rent revenues (expenses)		**-**	**-**	**(39)**	**(46)**	**(34)**
FUNBEP - Multisponsored Association		-	-	(6)	(7)	-
Itaú Unibanco Foundation - Supplementary Pensions		-	-	(32)	(36)	(27)
Other		-	-	(1)	(3)	(7)
Donation expenses		**-**	**-**	**(35)**	**(95)**	**(93)**
Itaú para Educação e Cultura Foundation		-	-	(35)	(95)	(93)
Sponsorship expenses		**29**	**-**	**(15)**	**(32)**	**(32)**
Itaú Cubo Coworking Association		29	-	(14)	(31)	(31)
Itaú Viver Mais Association		-	-	(1)	(1)	(1)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING, present the amounts of Assets R$ 48 and Revenues R$ 7; and Liabilities R$ (5,757) and Expenses R$ (35) (R$ 31, R$ 2, R$ (4,391), R$ (16) from 01/01 to 12/31/2018, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	01/01 to 12/31/2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Fees	(499)	(481)	(426)
Profit sharing	(363)	(258)	(244)
Post-employment benefits	(6)	(9)	(9)
Share-based payment plan	(224)	(212)	(220)
Total	**(1,092)**	**(960)**	**(899)**

Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.102

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.103 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.103

Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.104 Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.104

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.105 For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.105

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the payment dynamics for onlending.

For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating.

Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring.

(*) For the real estate loans portfolio, the figure is 180 days with no payments made.

1.4 Maximum Exposure of Financial Assets to Credit Risk

	12/31/2019			12/31/2018		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,073,430**	**336,803**	**1,410,233**	**1,027,193**	**303,535**	**1,330,728**
At Amortized Cost	755,773	254,871	1,010,644	756,993	237,766	994,759
Interbank deposits	10,620	23,963	34,583	6,239	20,181	26,420
Securities purchased under agreements to resell	197,157	1,271	198,428	279,353	783	280,136
Securities	114,046	19,073	133,119	90,234	20,161	110,395
Loan operations and lease operations	386,206	199,585	585,791	345,501	190,590	536,091
Other financial assets	75,968	18,784	94,752	61,875	13,215	75,090
(-) Provision for Expected Loss	(28,224)	(7,805)	(36,029)	(26,209)	(7,164)	(33,373)
At Fair Value Through Other Comprehensive Income	35,990	40,670	76,660	9,089	40,234	49,323
Securities	35,990	40,670	76,660	9,089	40,234	49,323
At Fair Value Through Profit or Loss	281,667	41,262	322,929	261,111	25,535	286,646
Securities	271,470	9,605	281,075	252,819	10,361	263,180
Derivatives	10,197	31,657	41,854	8,292	15,174	23,466
Financial liabilities - provision for expected loss	**3,581**	**559**	**4,140**	**3,355**	**437**	**3,792**
Loan Commitments	2,909	394	3,303	2,289	312	2,601
Financial Guarantees	672	165	837	1,066	125	1,191
Off balance sheet	**338,262**	**48,893**	**387,155**	**300,522**	**49,173**	**349,695**
Financial Guarantees	52,663	14,057	66,720	53,443	12,662	66,105
Letters of credit to be released	15,013	-	15,013	10,747	-	10,747
Loan commitments	270,586	34,836	305,422	236,332	36,511	272,843
Mortgage loans	5,536	-	5,536	3,403	-	3,403
Overdraft accounts	124,449	-	124,449	110,454	-	110,454
Credit cards	138,014	2,823	140,837	120,862	2,961	123,823
Other pre-approved limits	2,587	32,013	34,600	1,613	33,550	35,163
Total	**1,408,111**	**385,137**	**1,793,248**	**1,324,360**	**352,271**	**1,676,631**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.106

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

1.4.1. By business sector

Loans and Financial Lease Operations

	12/31/2019	%	12/31/2018	%
Industry and commerce	129,998	22.2	115,225	21.5
Services	126,718	21.6	119,487	22.3
Other sectors	26,693	4.6	29,388	5.5
Individuals	302,382	51.6	271,991	50.7
Total	**585,791**	**100.0**	**536,091**	**100.0**

Other financial assets (*)

	12/31/2019	%	12/31/2018	%
Public sector	562,485	73.5	580,392	77.1
Services	59,193	7.7	62,383	8.3
Other sectors	45,744	6.0	28,649	3.8
Financial	98,297	12.8	81,496	10.8
Total	**765,719**	**100.0**	**752,920**	**100.0**

(*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.107

1.4.2 By type and classification of credit risk

Operations and lease operations

12/31/2019	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	199,907	197,717	861	398,485	19,070	6,437	-	25,507	21,513	763	-	22,276	240,490	204,917	861	446,268
Corporate	95,823	17,233	45,866	158,922	956	16	200	1,172	8,523	102	3,422	12,047	105,302	17,351	49,488	172,141
Micro/Small and medium companies	73,347	49,485	3,671	126,503	7,180	2,384	38	9,602	5,693	190	44	5,927	86,220	52,059	3,753	142,032
Foreign loans - Latin America	132,812	29,842	12,087	174,741	14,714	1,166	424	16,304	6,253	87	107	6,447	153,779	31,095	12,618	197,492
Total	**501,889**	**294,277**	**62,485**	**858,651**	**41,920**	**10,003**	**662**	**52,585**	**41,982**	**1,142**	**3,573**	**46,697**	**585,791**	**305,422**	**66,720**	**957,933**
%	58.5%	34.3%	7.2%	100.0%	79.7%	19.0%	1.3%	100.0%	89.9%	2.4%	7.7%	100.0%	61.1%	31.9%	7.0%	100.0%

12/31/2018	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 stages			
	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total	Loans Operations	Loan commitments	Financial Guarantees	Total
Individuals	177,488	174,666	1,014	353,168	17,029	6,784	-	23,813	18,047	687	-	18,734	212,564	182,137	1,014	395,715
Corporate	90,716	16,054	45,361	152,131	2,222	83	1,681	3,986	9,705	143	4,148	13,996	102,643	16,280	51,190	170,113
Micro/Small and medium companies	57,099	40,105	2,472	99,676	5,875	1,834	69	7,778	5,838	185	94	6,117	68,812	42,124	2,635	113,571
Foreign loans - Latin America	134,323	29,090	10,842	174,255	11,768	2,969	395	15,132	5,981	243	29	6,253	152,072	32,302	11,266	195,640
Total	**459,626**	**259,915**	**59,689**	**779,230**	**36,894**	**11,670**	**2,145**	**50,709**	**39,571**	**1,258**	**4,271**	**45,100**	**536,091**	**272,843**	**66,105**	**875,039**
%	59.0%	33.3%	7.7%	100.0%	72.8%	23.0%	4.2%	100.0%	87.7%	2.8%	9.5%	100.0%	61.3%	31.1%	7.6%	100.0%

Internal Rating	12/31/2019				12/31/2018			
	Stage 1	Stage 2	Stage 3	Total loans	Stage 1	Stage 2	Stage 3	Total loans
Lower Risk	420,936	4,204	-	425,140	385,846	4,536	-	390,382
Satisfactory	80,106	17,871	-	97,977	72,921	19,723	-	92,644
Higher Risk	847	19,845	-	20,692	859	12,635	-	13,494
Credit-Impaired	-	-	41,982	41,982	-	-	39,571	39,571
Total	**501,889**	**41,920**	**41,982**	**585,791**	**459,626**	**36,894**	**39,571**	**536,091**
%	85.6	7.2	7.2	100.0	85.7	6.9	7.4	100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.108

Other financial assets

	12/31/2019						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**8,267**	**8,322**	**8,062**	**-**	**-**	**955**	**205**
Government securities	**366,998**	**364,078**	**366,998**	**-**	**-**	**-**	**-**
Brazilian government	327,681	324,637	327,681	-	-	-	-
Other countries	39,317	39,405	39,317	-	-	-	-
Argentina	318	349	318	-	-	-	-
United States	2,977	2,979	2,977	-	-	-	-
Mexico	7,820	7,820	7,820	-	-	-	-
Italy	329	328	329	-	-	-	-
Spain	4,984	4,984	4,984	-	-	-	-
Korea	3,427	3,427	3,427	-	-	-	-
Chile	12,317	12,227	12,317	-	-	-	-
Paraguay	1,782	1,959	1,782	-	-	-	-
Uruguay	710	716	710	-	-	-	-
Colombia	4,622	4,585	4,622	-	-	-	-
Peru	8	8	8	-	-	-	-
Germany	23	23	23	-	-	-	-
Corporate debt securities	**112,936**	**109,169**	**108,685**	**637**	**402**	**6,784**	**3,849**
Rural product note	5,341	5,122	5,114	62	58	204	169
Real estate receivables certificates	7,312	7,253	7,280	10	11	20	21
Bank deposit certificate	3,217	3,217	3,217	-	-	-	-
Debentures	51,510	47,751	47,607	336	283	6,311	3,620
Eurobonds and other	5,732	5,671	5,704	29	28	-	-
Financial bills	18,514	18,517	18,514	-	-	-	-
Promissory notes	5,311	5,314	5,311	-	-	-	-
Other	15,999	16,324	15,938	200	22	249	39
Total	**488,201**	**481,569**	**483,745**	**637**	**402**	**7,739**	**4,054**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.109

	12/31/2018						
	Fair Value	Stage 1		Stage 2		Stage 3	
		Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment funds	**4,326**	**4,335**	**4,129**	**-**	**-**	**918**	**197**
Government securities	**327,720**	**325,734**	**327,546**	**232**	**174**	**-**	**-**
Brazilian government	300,172	298,120	299,998	232	174	-	-
Other countries	27,548	27,614	27,548	-	-	-	-
Argentina	1,129	1,121	1,129	-	-	-	-
United States	2,754	2,770	2,754	-	-	-	-
Mexico	2,378	2,378	2,378	-	-	-	-
Italy	115	115	115	-	-	-	-
Spain	2,411	2,411	2,411	-	-	-	-
Korea	1,385	1,385	1,385	-	-	-	-
Chile	8,211	8,204	8,211	-	-	-	-
Paraguay	1,530	1,602	1,530	-	-	-	-
Uruguay	652	656	652	-	-	-	-
Colombia	6,065	6,054	6,065	-	-	-	-
France	891	891	891	-	-	-	-
Germany	22	22	22	-	-	-	-
Other	5	5	5	-	-	-	-
Corporate debt securities	**87,206**	**82,438**	**82,301**	**3,908**	**2,937**	**4,957**	**1,968**
Rural product note	4,003	3,855	3,848	-	-	326	155
Real estate receivables certificates	10,926	10,419	10,436	55	55	793	435
Bank deposit certificate	2,145	2,145	2,145	-	-	-	-
Debentures	30,950	27,306	27,068	3,323	2,557	3,563	1,325
Eurobonds and other	6,895	6,950	6,895	-	-	-	-
Financial bills	19,724	19,724	19,724	-	-	-	-
Promissory notes	1,490	1,465	1,463	15	15	24	12
Other	11,073	10,574	10,722	515	310	251	41
Total	**419,252**	**412,507**	**413,976**	**4,140**	**3,111**	**5,875**	**2,165**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.110

Other Financial Assets - Internal Classification by Level of Risk

	12/31/2019				
	Financial Assets - At Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss at fair value (*)	Financial Assets Fair Value Through Other Comprehensive Income	Total
Low	233,011	127,251	321,595	76,660	758,517
Medium	-	3,721	952	-	4,673
High	-	2,147	382	-	2,529
Total	**233,011**	**133,119**	**322,929**	**76,660**	**765,719**
%	**30.4**	**17.4**	**42.2**	**10.0**	**100.0**

(*) Includes Derivatives in the amount of R$ 41,854 at 12/31/2019.

	12/31/2018				
	Financial Assets - At Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss at fair value (*)	Financial Assets Fair Value Through Other Comprehensive Income	Total
Low	306,556	103,157	284,896	49,323	743,932
Medium	-	3,645	1,340	-	4,985
High	-	3,593	410	-	4,003
Total	**306,556**	**110,395**	**286,646**	**49,323**	**752,920**
%	**40.6**	**14.7**	**38.1**	**6.6**	**100.0**

(*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.111

1.4.3 Collateral for loans and financial lease operations

	12/31/2019				12/31/2018			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**65,921**	**170,045**	**1,997**	**1,867**	**57,842**	**145,775**	**1,054**	**993**
Personal [1]	978	2,982	857	819	643	1,949	753	711
Vehicles [2]	17,720	37,355	1,102	1,020	15,173	35,266	298	280
Mortgage loans [3]	47,223	129,708	38	28	42,026	108,560	3	2
Very small, small and middle-market companies and corporates [4]	**115,608**	**311,043**	**11,097**	**6,142**	**112,508**	**293,724**	**13,870**	**10,267**
Foreign loans - Latin America [4]	**123,367**	**222,300**	**7,348**	**2,841**	**117,094**	**246,462**	**11,242**	**3,758**
Total	**304,896**	**703,388**	**20,442**	**10,850**	**287,444**	**685,961**	**26,166**	**15,018**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total loans and financial lease operations R$ 260,453 (R$ 222,481 at 12/31/2018) represented unsecured loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.112

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 390 (R$ 657 from 01/01 to 12/31/2018), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.113 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 390 (R$ 657 from 01/01 to 12/31/2018), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.113

- Losses in stress scenarios (Stress Testing): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);

- Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level;

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock;
- ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;
- Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING

Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From January 1 to December 31, 2019, the average total VaR in Historical Simulation was R$ 333.7 or 0.24% of total stockholders' equity (R$ 399.3 or 0.29% of total stockholders' equity from 01/01 to 12/31/2018).

	VaR Total (Historical Simulation) *(Reais million)*							
	12/31/2019 (*)				**12/31/2018 (*)**			
	Average	**Minimum**	**Maximum**	**Var Total**	**Average**	**Minimum**	**Maximum**	**Var Total**
VaR by risk factor group								
Interest rates	815.7	651.6	959.7	813.1	851.4	720.0	1,042.9	898.4
Currencies	27.6	10.9	59.2	10.9	24.7	12.7	45.2	37.3
Shares	30.2	13.5	57.4	29.4	39.2	23.6	58.5	50.1
Commodities	1.8	0.5	4.7	1.0	1.6	0.6	3.1	1.0
Effect of diversification	-	-	-	(576.1)	-	-	-	(605.3)
Total risk	**333.7**	**208.7**	**471.9**	**278.3**	**399.3**	**294.7**	**603.6**	**381.5**

(*) VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.114

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	12/31/2019						12/31/2018					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**264,750**	**382,751**	**141,277**	**443,579**	**203,328**	**1,435,685**	**277,165**	**394,168**	**100,598**	**404,069**	**197,904**	**1,373,904**
Compulsory deposits in the Central Bank of Brazil	86,836	-	-	-	-	86,836	88,549	-	-	-	-	88,549
At amortized cost	135,190	354,893	102,649	244,862	111,666	949,260	163,574	367,544	78,314	219,186	120,768	949,386
Interbank deposits	23,337	4,448	3,290	3,474	32	34,581	19,181	4,815	1,730	688	-	26,414
Securities purchased under agreements to resell	22,617	175,643	-	-	162	198,422	64,677	215,352	-	12	91	280,132
Securities	1,290	13,659	14,817	56,178	44,522	130,466	1,007	7,320	5,792	50,969	41,661	106,749
Loan and lease operations	87,946	161,143	84,542	185,210	66,950	585,791	78,709	140,057	70,792	167,517	79,016	536,091
At fair value through other comprehensive income	2,464	4,524	3,284	46,456	19,932	76,660	1,915	4,743	4,026	21,649	16,990	49,323
At fair value through profit and loss	40,260	23,334	35,344	152,261	71,730	322,929	23,127	21,881	18,258	163,234	60,146	286,646
Securities	33,262	15,420	32,299	137,612	62,482	281,075	19,140	17,810	15,945	154,171	56,114	263,180
Derivatives	6,998	7,914	3,045	14,649	9,248	41,854	3,987	4,071	2,313	9,063	4,032	23,466
Financial liabilities	**517,305**	**113,511**	**72,484**	**305,933**	**84,995**	**1,094,228**	**514,263**	**89,354**	**70,062**	**319,392**	**60,367**	**1,053,438**
At amortized cost	510,642	104,398	69,362	284,946	76,851	1,046,199	511,091	85,271	67,227	304,939	57,199	1,025,727
Deposits	272,447	38,873	22,877	154,032	18,831	507,060	248,913	36,856	22,063	146,288	9,304	463,424
Securities sold under repurchase agreements	218,055	4,121	1,700	13,309	19,398	256,583	254,052	9,713	7,756	40,877	17,839	330,237
Interbank market funds	19,086	51,776	39,155	63,180	1,665	174,862	7,438	33,869	31,869	58,375	3,119	134,670
Institutional market funds	600	8,472	4,763	53,452	36,957	104,244	314	3,631	4,579	58,513	26,937	93,974
Capitalization plans	454	1,156	867	973	-	3,450	374	1,202	960	886	-	3,422
At fair value through profit and loss	6,663	9,113	3,122	20,987	8,144	48,029	3,172	4,083	2,835	14,453	3,168	27,711
Derivatives	6,653	9,100	3,096	20,906	8,073	47,828	3,168	4,070	2,815	14,360	3,106	27,519
Structured notes	10	13	26	81	71	201	4	13	20	93	62	192
Difference assets / liabilities (*)	(252,555)	269,240	68,793	137,646	118,333	341,457	(237,098)	304,814	30,536	84,677	137,537	320,466
Cumulative difference	**(252,555)**	**16,685**	**85,478**	**223,124**	**341,457**		**(237,098)**	**67,716**	**98,252**	**182,929**	**320,466**	
Ratio of cumulative difference to total interest-bearing assets	(17.6%)	1.2%	6.0%	15.5%	23.8%		(17.3%)	4.9%	7.2%	13.3%	23.3%	

(*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.115

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: Different scenarios projected for changes in liquidity; Contingency plans for crisis situations; Reports and charts that describe the risk positions; Assessment of funding costs and alternative sources of funding; Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 38.7% or R$ 277.0 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.116 2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: Different scenarios projected for changes in liquidity; Contingency plans for crisis situations; Reports and charts that describe the risk positions; Assessment of funding costs and alternative sources of funding; Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 38.7% or R$ 277.0 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.116

Funding from customers	12/31/2019			12/31/2018		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	272,447	507,060	-	248,913	463,424	-
Demand deposits	82,306	82,306	11.5	72,581	72,581	11.2
Savings deposits	144,558	144,558	20.2	136,865	136,865	21.2
Time deposits	44,855	277,166	38.8	37,784	251,300	38.9
Other	728	3,030	0.4	1,683	2,678	0.4
Proceeds of acceptances and securities issues [1]	4,293	143,569	20.1	2,285	111,566	17.3
Funds from own issue [2]	235	5,258	0.7	1,831	21,417	3.3
Subordinated debt	2	59,462	8.3	2	49,313	7.6
Total	**276,977**	**715,349**	**100.0**	**253,031**	**645,720**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2019, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 172.9 billion and accounted for 62.4% of the short term redeemable obligations, 24.2% of total funding, and 16.6% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	12/31/2019	12/31/2018
	%	%
Net assets [1] / customers funds within 30 days [2]	62.4	62.7
Net assets [1] / total customers funds [3]	24.2	24.6
Net assets [1] / total financial assets [4]	16.6	15.8

(1) Net assets (present value): Cash and cash equivalents, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets;

(2) Table Funding from customers table (Total Funding from customers 0-30 days);

(3) Table funding from customers (Total funding from customers);

(4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,040,865 (R$ 1,001,240 at 12/31/2018).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.117

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	12/31/2019					12/31/2018				
Financial assets [1]	**0 - 30 days**	**31 - 365 days**	**366 - 720 days**	**Over 720 days**	**Total**	**0 - 30 days**	**31 - 365 days**	**366 - 720 days**	**Over 720 days**	**Total**
Cash and cash equivalents	**30,367**	**-**	**-**	**-**	**30,367**	**37,159**	**-**	**-**	**-**	**37,159**
Interbank investments	**69,756**	**151,497**	**1,444**	**1,191**	**223,888**	**115,278**	**182,606**	**468**	**322**	**298,674**
Securities purchased under agreements to resell – Collateral held [2]	26,797	-	-	-	26,797	45,335	-	-	-	45,335
Securities purchased under agreements to resell – Collateral repledge	17,871	144,234	-	-	162,105	50,741	175,857	-	10	226,608
Interbank deposits [4]	25,088	7,263	1,444	1,191	34,986	19,202	6,749	468	312	26,731
Securities	**131,195**	**17,669**	**19,846**	**108,011**	**276,721**	**82,144**	**17,255**	**17,853**	**98,531**	**215,783**
Government securities - available	111,487	300	302	4,763	116,852	72,026	292	292	5,315	77,925
Government securities – under repurchase commitments	7,744	6,616	12,445	25,366	52,171	52	6,321	12,671	32,811	51,855
Private securities - available	11,964	10,181	4,967	56,839	83,951	10,066	9,406	4,185	49,003	72,660
Private securities – under repurchase commitments	-	572	2,132	21,043	23,747	-	1,236	705	11,402	13,343
Derivative financial instruments - Net position	**6,998**	**10,959**	**5,355**	**18,542**	**41,854**	**3,987**	**6,384**	**4,069**	**9,026**	**23,466**
Swaps	107	4,039	4,464	17,848	26,458	705	1,139	2,894	8,355	13,093
Options	4,696	3,043	500	217	8,456	1,167	1,890	975	183	4,215
Forwards (onshore)	940	1,207	15	-	2,162	893	942	-	-	1,835
Other derivatives financial instruments	1,255	2,670	376	477	4,778	1,222	2,413	200	488	4,323
Loans and financial operations [3]	**63,401**	**197,090**	**93,203**	**236,982**	**590,676**	**68,829**	**166,503**	**88,138**	**241,919**	**565,389**
Total financial assets	**301,717**	**377,215**	**119,848**	**364,726**	**1,163,506**	**307,397**	**372,748**	**110,528**	**349,798**	**1,140,471**

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 91,248 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

(2) Net of R$ 8,544 (R$ 5,120 at 12/31/2018) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.

(3) Net of payment to merchants of R$ 69,050 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 2,451 (R$ 3,993 at 12/31/2018).

(4) Includes R$ 18,938 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.118

Undiscounted future flows, except for derivatives which are fair value	12/31/2019					12/31/2018				
Financial liabilities	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**
Deposits	**266,690**	**69,367**	**20,555**	**211,531**	**568,143**	**246,729**	**62,909**	**16,674**	**191,131**	**517,443**
Demand deposits	82,306	-	-	-	82,306	72,581	-	-	-	72,581
Savings deposits	144,558	-	-	-	144,558	136,865	-	-	-	136,865
Time deposit	37,570	68,757	20,502	211,395	338,224	35,450	62,185	16,647	190,984	305,266
Interbank deposits	2,247	610	53	136	3,046	1,830	724	27	147	2,728
Other deposits	9	-	-	-	9	3	-	-	-	3
Compulsory deposits	**(38,576)**	**(14,067)**	**(4,110)**	**(34,495)**	**(91,248)**	**(39,116)**	**(15,228)**	**(3,831)**	**(35,973)**	**(94,148)**
Demand deposits	(4,412)	-	-	-	(4,412)	(5,600)	-	-	-	(5,600)
Savings deposits	(26,234)	-	-	-	(26,234)	(24,695)	-	-	-	(24,695)
Time deposit	(7,930)	(14,067)	(4,110)	(34,495)	(60,602)	(8,821)	(15,228)	(3,831)	(35,973)	(63,853)
Securities sold under repurchase agreements [(1)]	**246,499**	**6,509**	**5,218**	**17,585**	**275,811**	**275,395**	**16,557**	**10,933**	**42,349**	**345,234**
Government securities	200,499	344	1,720	17,553	220,116	232,776	2,856	7,353	38,752	281,737
Private securities	17,978	2,810	3,498	32	24,318	10,910	13,701	3,580	3,597	31,788
Foreign	28,022	3,355	-	-	31,377	31,709	-	-	-	31,709
Proceeds of acceptances and securities issues [(2)]	**4,335**	**47,697**	**39,505**	**67,435**	**158,972**	**2,189**	**32,950**	**39,077**	**53,626**	**127,842**
Loans and onlending obligations [(3)]	**6,368**	**65,182**	**6,259**	**7,462**	**85,271**	**6,304**	**45,668**	**11,541**	**11,840**	**75,353**
Subordinated debt [(4)]	**251**	**6,594**	**11,794**	**53,745**	**72,384**	**154**	**2,658**	**6,264**	**52,453**	**61,529**
Derivative financial instruments - Net position	**6,653**	**12,196**	**9,458**	**19,521**	**47,828**	**3,168**	**6,885**	**5,672**	**11,794**	**27,519**
Swaps	326	5,218	8,349	19,034	32,927	923	3,018	4,687	10,888	19,516
Option	3,668	4,567	571	255	9,061	883	1,935	823	288	3,929
Forward (onshore)	753	1	-	-	754	470	-	-	-	470
Other derivative financial instruments	1,906	2,410	538	232	5,086	892	1,932	162	618	3,604
Total financial liabilities	**492,220**	**193,478**	**88,679**	**342,784**	**1,117,161**	**494,823**	**152,399**	**86,330**	**327,220**	**1,060,772**

(1) Includes own and third parties' portfolios.

(2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

Off balance commitments	12/31/2019					12/31/2018				
	0 – 30 days	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**
Financial Guarantees	1,286	19,447	9,359	36,628	66,720	1,305	17,314	5,509	41,977	66,105
Commitments to be released	125,664	22,818	7,064	149,876	305,422	110,909	25,977	5,796	130,161	272,843
Letters of credit to be released	15,013	-	-	-	15,013	10,747	-	-	-	10,747
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	273		-	273	-	405	273	-	678
Total	**141,963**	**42,538**	**16,423**	**186,504**	**387,428**	**122,961**	**43,696**	**11,578**	**172,138**	**350,373**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.119

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely:

- Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
- Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
- Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital.

Composition of Reference Equity

	12/31/2019	12/31/2018
Stockholders' equity attributable to controlling interests	131,987	131,757
Non-controlling interests	11,110	12,276
Change in interest in subsidiaries in a capital transaction	259	98
Consolidated Stockholders' Equity (BACEN)	**143,356**	**144,131**
Common Equity Tier I Prudential Adjustments	(26,028)	(20,773)
Common Equity Tier I	**117,328**	**123,358**
Instruments Eligible to Comprise Additional Tier I	11,266	7,701
Additional Tier I Prudential Adjustments	102	95
Additional Tier I Capital	**11,368**	**7,796**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**128,696**	**131,154**
Instruments Eligible to Comprise Tier II	11,833	15,778
Tier II Prudential Adjustments	67	96
Tier II	**11,900**	**15,874**
Referential Equity (Tier I + Tier II)	**140,596**	**147,028**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.120

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of December 2019, totaling R$ 36,627

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance 12/31/2019
Subordinated financial bills - BRL					
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6.17%	49
	6	2011	2021	109.25% to 110.5% of CDI	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	4,994
	20			IGPM + 4.63%	30
	2,354			**Total**	**5,089**
Subordinated euronotes - USD					
	990	2010	2020	6.20%	4,041
	1,000	2010	2021	5.75%	4,152
	730	2011	2021	5.75% to 6.20%	2,952
	550	2012	2021	6.20%	2,218
	2,600	2012	2022	5.50% to 5.65%	10,673
	1,851	2012	2023	5.13%	7,502
	7,721			**Total**	**31,538**
Total					**36,627**

In November 2019, ITAÚ UNIBANCO HOLDING issued in the international market US$ 750 million in Subordinated Notes, equivalent to R$ 3,023 at December 31, 2019, and in the local market R$ 2,330 in Subordinated Financial Bills. There is a repurchase option for these subordinated debts as from 2024 and they are subject to approval by the Central Bank of Brazil for composition of Capital Tier II of ITAÚ UNIBANCO HOLDING, with an estimated increase of 0.6 p.p. in its Total Capital.

II - Capital Requirements in Place and In Progress

ITAÚ UNIBANCO HOLDING's minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA).

Schedule for Basel III implementation

	As From January 1st,	
	2018	**2019** (1)
Common Equity Tier I	4.5%	4.5%
Tier I	6.0%	6.0%
Total Capital	**8.625%**	**8.0%**
Additional Capital Buffers (ACP)	**2.375%**	**3.5%**
Conservation	1.875%	2.5%
Countercyclical(2)	0%	0%
Systemic (3)	0.5%	1.0%
Common Equity Tier I + ACP	**6.875%**	**8.0%**
Total Capital + ACP	**11.0%**	**11.5%**
Prudential Adjustments Deductions	**100%**	**100%**

(1) Requirements in force as from January 1st, 2019.

(2) ACP $_{Countercyclical}$ is triggered during the credit cycle expansion phase. Additionally, in the event of an increase of countercyclical additional, the new percentage will be in effect only twelve months after it is announced.

(3) The calculation of ACP $_{Systemic}$ associates the systemic importance, represented by the institution's total exposure, to Gross Domestic Product (GDP).

III - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.121

	12/31/2019	12/31/2018
Credit risk (RWA_{CPAD})[1]	784,730	714,969
Market risk (RWA_{MINT})[2]	25,002	30,270
Operating risk ($RWAP_{OPAD}$)[3]	81,568	72,833
Total risk-weighted assets	**891,300**	**818,072**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively.

a) Credit Risk

Breakdown of Credit Risk Weighted by Credit Risk (RWA_{CPAD})

	12/31/2019	12/31/2018
Credit Risk Weighted Assets (RWA_{CPAD})	**784,730**	**714,969**
Marketable securities	54,715	40,276
Loan Operations - Retail	139,522	124,356
Loan Operations - Non-Retail	274,324	256,958
Joint Liabilities - Retail	150	140
Joint Liabilities - Non-Retail	45,657	43,288
Loan Commitments - Retail	37,700	33,871
Loan Commitments - Non-Retail	11,138	10,673
Derivatives – Future potential gain	4,787	4,193
Intermediation	2,422	3,330
Other exposures	214,315	197,884

b) Market Risk

	12/31/2019	12/31/2018
Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD})	**28,328**	**37,838**
Operations subject to interest rate variations	**24,724**	**30,286**
Fixed rate denominated in reais	5,273	2,026
Foreign exchange coupons	13,118	19,633
Price index coupon	6,333	8,627
Operations subject to commodity price variation	**1,087**	**389**
Operations subject to stock price variation	**1,162**	**362**
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	**1,355**	**6,801**
Minimum Market Risk Weighted Assets - Standard Aproach (RWA_{MPAD}) (*) (a)	**22,663**	**30,270**
Market Risk Weighted Assets calculated based on internal methodology (b)	**25,002**	**22,871**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach	**(3,327)**	**(7,568)**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**25,002**	**30,270**

(*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

At 12/31/2019, RWA_{MINT} totaled R$ 25,002, which corresponds to 80% of RWA_{MPAD}, higher than the capital calculated at internal models, which totaled R$ 22,663.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.122

c) Operational Risk

Operating Risk-Weighted Assets (RWA_{OPAD})	12/31/2019	12/31/2018
	81,568	**72,833**
Retail	14,005	12,822
Commercial	27,536	26,214
Corporate finance	2,746	2,697
Negotiation and sales	15,430	11,736
Payments and settlement	8,802	8,282
Financial agent services	4,641	4,343
Asset management	8,101	6,715
Retail brokerage	307	24

IV - Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 15.8% as at December 31, 2019, 2.2 p.p. lower than at December 31, 2018, mainly due to the provision for interest on own capital and dividends, and increase in risk-weighted assets.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 69,292 million, well above the ACP of R$ 31,195 million and generously covered by available capital.

	12/31/2019				12/31/2018			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	40,108	117,328	4.5%	13.2%	36,813	123,358	4.5%	15.1%
Additional Tier I Capital	-	11,368	-	-	-	7,796	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**53,478**	**128,696**	**6.0%**	**14.4%**	**49,084**	**131,154**	**6.0%**	**16.0%**
Tier II	-	11,900	-	-	-	15,874	-	-
Referential Equity (Tier I + Tier II)	**71,304**	**140,596**	**8.0%**	**15.8%**	**70,559**	**147,028**	**8.625%**	**18.0%**
Amount Required for Additional Capital Buffers (ACP)	31,195		3.5%		19,429		2.375%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 12/31/2019 , fixed assets ratio reached 27.9%, showing a surplus of R$ 31,104.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

V – Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 | F.123

VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plans and capitalization products are properly monitored and reported to the appropriate bodies. The management process of insurance, pension plans and capitalization risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.124 VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plans and capitalization products are properly monitored and reported to the appropriate bodies. The management process of insurance, pension plans and capitalization risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.124

II – Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.

- Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).
- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk
- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Results and Stockholders' Equity (1)			
	12/31/2019 (2)		12/31/2018	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	25	-	15	(1)
5% decrease	(37)	(1)	(16)	(1)
Risk-free Interest Rates				
0.1% increase	61	12	30	8
0.1% decrease	(63)	(12)	(44)	(8)
Conversion in Income Rates				
5% increase	20	-	(14)	-
5% decrease	(21)	-	14	-
Claims				
5% increase	-	(47)	-	(37)
5% decrease	-	47	-	37

(1) Amounts net of tax effects.

(2) The amounts shown in the tables express the position at 12/31/2019, since the actuarial calculations are made on a half-yearly basis.

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b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

At December 31, 2017, the production of mandatory personal injury caused by motor vehicle (DPVAT) arises from interests that ITAÚ UNIBANCO HOLDING's insurance companies hold in Seguradora Lider dos Consórcios de DPVAT S.A.

	01/01 to 12/31/2019			01/01 to 12/31/2018			01/01 to 12/31/2017		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Property and casualty									
Mandatory personal injury caused by motor vehicle	-	-	0.0	-	-	0.0	24	24	100.0
Individuals									
Group accident insurance	867	867	100.0	690	689	99.9	667	666	99.8
Individual accident	222	222	100.0	275	280	101.8	290	289	99.8
Credit life	948	946	99.8	881	879	99.8	623	621	99.7
Group life	948	947	99.9	934	937	100.3	1,001	990	98.9

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01-Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	12/31/2019		12/31/2018	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	5,495	(2.57)	5,096	(2.52)
National Treasury Notes (NTN-B)	8,675	(9.42)	6,069	(7.77)
Chile Government securities (BTU)	152	(0.04)	179	(0.08)
Chile Government securities (PDBC)	-	-	77	(0.02)
Private securities				
Indexed to IPCA	83	(0.01)	130	(0.03)
Indexed to PRE	142	(0.01)	4	-
Indexed to CLP	79	-	128	-
Indexed to CLF	6	-	10	-
Indexed to DOLLAR	-	-	2	-
Shares	**6**	**-**		
Post-fixed assets	**2,297**	**-**	**2,043**	**-**
Under agreements to resell	**777**	**-**	**3,277**	**-**
Total	**17,712**		**17,015**	

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b) Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	12/31/2019			12/31/2018		
		Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)	Liabilities amounts (1)	Liabilities DU (2)	Assets DU (2)
Insurance operations	**Backing asset**						
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,343	59.1	22.9	2,111	56.7	12.6
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	875	49.9	29.0	927	48.0	18.5
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	13	7.9	22.9	13	14.9	12.5
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	205	16.9	2.6	194	19.7	2.3
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	2	222.4	22.9	2	218.0	12.5
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	250	6.9	104.5	562	99.2	32.3
Subtotal	**Subtotal**	**3,688**			**3,809**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	89	126.2	82.6	98	128.4	75.9
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	13	11.1	20.8	13	15.4	11.0
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	48	11.1	20.8	43	15.4	11.0
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	22	11.1	20.8	25	15.4	11.0
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	318	11.1	20.8	297	15.4	11.0
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	2,781	126.2	82.8	2,808	120.4	71.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	204,392	180.6	57.0	187,908	182.0	28.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	5,099	199.8	110.1	4,633	209.0	91.7
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	1,273	199.7	110.1	948	165.5	91.7
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	611	199.8	110.1	605	208.8	91.5
Subtotal	**Subtotal**	**214,646**			**197,378**		
Total technical reserves	**Total backing assets**	**218,334**			**201,187**		

(1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.

(2) DU = Duration in months.

(3) Excluding PGBL / VGBL reserves allocated in variable income.

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c) Credit Risk

I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING's subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 86.02% (78.13% at 12/31/2018).
- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Austral with 40%, General Reinsurance with 30%, and IRB Brasil Resseguros with 30% (same percentage (%) as in 12/31/2018)

II – Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

Internal rating	12/31/2019			
	Financial Assets at Amortized Cost		Financial assets at fair value through profit or loss (*)	Total
	Interbank deposits and securities purchased under agreements to resell	Securities		
Low	3,027	31,342	197,940	232,309
Medium	-	-	2	2
High	-	-	-	-
Total	**3,027**	**31,342**	**197,942**	**232,311**
%	**1.3**	**13.5**	**85.2**	**100.0**

(*) Includes Derivatives in the amount of R$ 960.

Internal rating	12/31/2018			
	Financial Assets at Amortized Cost		Financial assets at fair value through profit or loss (*)	Total
	Interbank deposits and securities purchased under agreements to resell	Securities		
Low	8,247	28,969	179,311	216,527
Medium	-	-	2	2
High	-	-	-	-
Total	**8,247**	**28,969**	**179,313**	**216,529**
%	**3.8**	**13.4**	**82.8**	**100.0**

(*) Includes Derivatives in the amount of R$ 449.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.128

Note 33 – Supplementary information Constitutional Amendment (EC) nº 103/2019 Approved by the National Congress in October 2019 and enacted in November 2019, it provides for the social security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from its effective date. The effects of tax credits are reflected in Note 24 – Taxes. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 51% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Note 34 – Subsequent Event Issue of Senior Notes In January 2020, ITAÚ UNIBANCO HOLDING priced the issue of senior notes with maturity in January 2023 in the amount of US$ 1 billion at the fixed rate of 2.90% and senior notes with maturity in January 2025 in the amount of US$ 500 million at the fixed rate of 3.25%. The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations. The Notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America. ITAÚ UNIBANCO HOLDING will use the funds raised by the Notes for general corporate purposes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.129 Note 33 – Supplementary information Constitutional Amendment (EC) nº 103/2019 Approved by the National Congress in October 2019 and enacted in November 2019, it provides for the social security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from its effective date. The effects of tax credits are reflected in Note 24 – Taxes. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 51% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. The effective acquisitions and financial settlements will occur after the required regulatory approvals. Note 34 – Subsequent Event Issue of Senior Notes In January 2020, ITAÚ UNIBANCO HOLDING priced the issue of senior notes with maturity in January 2023 in the amount of US$ 1 billion at the fixed rate of 2.90% and senior notes with maturity in January 2025 in the amount of US$ 500 million at the fixed rate of 3.25%. The Issue is neither subject to registration rules with the Securities Exchange Commission (SEC), in the United States, nor to registration with the Brazilian Securities Commission (CVM), in Brazil, in compliance with applicable law and regulations. The Notes were offered only to qualified institutional investors and to non-American investors outside the territory of the United States of America. ITAÚ UNIBANCO HOLDING will use the funds raised by the Notes for general corporate purposes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – December 31, 2019 F.129